NOL

RECEIVED
2009 JUN 24 A 9:18

19 June 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

09046398

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made the following announcements in relation to:-

(a) Clarification on Media Reports suggesting APL's involving in Kaoshiung Port corruption and fraud charges

(b) the Renounceable Underwritten Rights Issue:
   (I) Lodgement and Despatch of Offer Information Statement
   (II) Execution of 2nd Supplemental Agreement to the Management and Underwriting Agreement dated 2 June 2009

Attached are copies of the announcements for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Media Reports & OIS) - 19Jun09.DOC

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SEC Exemption
No. 82-2605

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Wong Kim Wah (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Jun-2009 07:58:08
Announcement No.	00009

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CLARIFICATION ON MEDIA REPORTS SUGGESTING APL'S INVOLVEMENT IN KAOSHIUNG PORT CORRUPTION AND FRAUD CHARGES
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	Announcement190609.pdf Total size = **18K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

CLARIFICATION ON MEDIA REPORTS SUGGESTING APL'S INVOLVEMENT IN KAOSHIUNG PORT CORRUPTION AND FRAUD CHARGES

It has been noted that various media reports since late evening of 18 June 2009 had suggested that the Company's subsidiary, APL, was involved in certain corruption and fraud charges relating to the falsification of data to claim performance incentives from the Taiwan government.

The Board wishes to clarify that whilst 3 employees and 1 ex-employee of APL Taiwan are among the persons indicted or to be indicted on the aforesaid corruption and fraud charges, none of the NOL group companies (including APL) has been indicted on such charges. The Company denies any involvement in this matter.

The Company has a firm policy and takes a serious view against, and does not condone, corruption and fraud.

By Order of the Board

Wong Kim Wah (Ms)
Company Secretary

Date : 19 June 2009

SEC Exemption
No. 82-2605

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	19-Jun-2009 15:55:51
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE (I) LODGEMENT AND DESPATCH OF OFFER INFORMATION STATEMENT (II) EXECUTION OF 2ND SUPPLEMENTAL AGREEMENT TO THE MANAGEMENT AND UNDERWRITING AGREEMENT DATED 2 JUNE 2009
Description	Please refer to the Company's announcement and Offer Information Statement (attached) on the above subject.
Attachments	Announcement_19Jun09.pdf OIS_19Jun09.pdf Total size = **700K** (2048K size limit recommended)

NOT FOR DISTRIBUTION INTO THE UNITED STATES

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THE MATERIAL SET FORTH HEREIN IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF ANY OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES. PLEASE SEE "IMPORTANT NOTICE" AT THE END OF THIS ANNOUNCEMENT.

NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE
(I) LODGEMENT AND DESPATCH OF OFFER INFORMATION STATEMENT
(II) EXECUTION OF 2ND SUPPLEMENTAL AGREEMENT TO THE MANAGEMENT AND UNDERWRITING AGREEMENT DATED 2 JUNE 2009

Capitalised terms used herein shall have the definitions ascribed to them in the Offer Information Statement (as defined herein). The full details of the Rights Issue are set out in the Offer Information Statement.

1 LODGEMENT AND DESPATCH OF OFFER INFORMATION STATEMENT

1.1 Neptune Orient Lines Limited ("**Company**") refers to the announcements dated 2 June 2009, 5 June 2009 and 11 June 2009 in relation to the Rights Issue.

1.2 The Board of Directors of the Company is pleased to announce that the Company has today lodged with the Monetary Authority of Singapore ("**MAS**") the offer information statement dated 19 June 2009 in relation to the Rights Issue ("**Offer Information Statement**"). A copy of the Offer Information Statement is attached hereto.

1.3 The Offer Information Statement, together with a copy of the Provisional Allotment Letter ("**PAL**") and the Application Form for Rights Shares and Excess Rights Shares ("**ARE**"), as the case may be, will be despatched to Entitled Scripholders and Entitled Depositors (collectively, "**Entitled Shareholders**") in due course.

ACCEPTANCES OF PROVISIONAL ALLOTMENTS OF RIGHTS SHARES AND EXCESS RIGHTS SHARES

1.4 Acceptances of provisional allotments of Rights Shares and (if applicable) applications for excess Rights Shares under the Rights Issue may only be made:

(i) in the case of Entitled Scripholders, on the PAL; and
(ii) In the case of Entitled Depositors, on the ARE and/or by way of Electronic Application through an ATM of a Participating Bank.

1.5 More information on the procedures for acceptance, payment and excess application by Entitled Shareholders may be found in the PAL, the ARE and the Offer Information Statement.

1.6 For practical reasons and in order to avoid any violation of the securities laws or other legislation applicable in jurisdictions other than Singapore, the Offer Information Statement and its accompanying documents will not be despatched to Shareholders with registered addresses outside Singapore as at the Books Closure Date and who have not, at least three (3) Market Days prior thereto, provided the Share Registrar or The Central Depository (Pte) Limited ("**CDP**"), as the case may be, with addresses in Singapore for the service of notices and documents ("**Foreign Shareholders**"). Foreign Shareholders will not be entitled to participate in the Rights Issue. For the avoidance of doubt, even if a shareholder provides a Singapore address as aforesaid, an offer of Rights Shares to him will be subject to compliance with applicable securities laws outside Singapore to the extent reasonably practicable.

1.7 The Offer Information Statement and its accompanying documents will also not be despatched to persons purchasing the provisional allotments of Rights Shares through the book-entry (scripless) settlement system if their registered addresses with CDP are outside Singapore ("**Foreign Purchasers**"). Subject to applicable laws, Foreign Purchasers who wish to accept the provisional allotments of Rights Shares credited to their Securities Accounts should make the necessary arrangements with their Depository Agents or stockbrokers in Singapore.

1.8 Notwithstanding the foregoing, in reliance upon certain exemptions from registration under the U.S. Securities Act of 1933, as amended ("**U.S. Securities Act**") applicable to an offer and sale of securities which does not involve a public offering in the United States, the Company intends to offer the Rights Shares to a limited number of pre-identified shareholders who the Company and the Joint Lead Managers and Underwriters reasonably believe are qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act), provided that such investors furnish to the Company (and the Company has accepted) signed investor representation letters in the form to be set out in the Offer Information Statement.

TRADING PERIOD

1.9 The trading period for the provisional allotments of Rights Shares (or "nil-paid" Rights) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") commences from 9.00 a.m. on 24 June 2009 and ends at 5.00 p.m. on 2 July 2009. Entitled Depositors who sell their "nil-paid" Rights on the SGX-ST during this period do not need to forward the ARE to the purchasers of the "nil-paid" Rights ("**Purchasers**") as arrangements will be made by CDP for a separate Application Form for Rights Shares ("**ARS**") to be issued to the Purchasers. Purchasers should note that CDP will, on behalf of the Company, send the ARS accompanied by the Offer Information Statement, by ordinary post and at the Purchasers' own risk, to their respective Singapore addresses as recorded with CDP. For the avoidance of doubt, Purchasers are not eligible to subscribe for excess Rights Shares.

WHERE TO COLLECT THE OFFER INFORMATION STATEMENT

1.10 Entitled Shareholders who do not receive the Offer Information Statement and the PAL and/or ARE on or around 29 June 2009 may obtain copies of the documents from CDP or the Share Registrar, as the case may be, at their respective addresses as follows:

CDP
The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Share Registrar
B.A.C.S. Private Limited
63 Cantonment Road
Singapore 089758

Purchasers of the "nil-paid" Rights who do not receive the ARS and the Offer Information Statement may also obtain copies of the same from CDP (at the address stated above).

EXPECTED TIMETABLE OF KEY EVENTS

1.11 Entitled Shareholders and Purchasers of "nil-paid" Rights are requested to note the following important dates and times in respect of the Rights Issue:

Shares trade ex-Rights	:	Wednesday, 17 June 2009 from 9.00 a.m.
Books Closure Date	:	Friday, 19 June 2009 at 5.00 p.m.
Despatch of the Offer Information Statement (together with the ARE or the PAL, as the case may be) to Entitled Shareholders	:	Wednesday, 24 June 2009
Commencement of trading of "nil-paid" Rights	:	Wednesday, 24 June 2009 at 9.00 a.m.
Last date and time for trading of "nil-paid" Rights	:	Thursday, 2 July 2009 at 5.00 p.m.
Last date and time for splitting of Rights	:	Friday, 3 July 2009 at 5.00 p.m.
Last date and time for acceptance of and payment for Rights Shares	:	Wednesday, 8 July 2009 at 5.00 p.m. (9.30 p.m. for Electronic Applications)
Last date and time for renunciation of and payment for Rights Shares	:	Wednesday, 8 July 2009 at 5.00 p.m.
Last date and time for application and payment for excess Rights Shares	:	Wednesday, 8 July 2009 at 5.00 p.m. (9.30 p.m. for Electronic Applications)
Expected date for issuance of Rights Shares	:	Thursday, 16 July 2009
Expected date for commencement of trading of Rights Shares	:	Friday, 17 July 2009 from 9.00 a.m.

1.12 The above timetable is indicative only and is subject to change. As at the date of the Offer Information Statement, the Company does not expect the above timetable to be modified. However, the Company may, with the approval of the SGX-ST and with the agreement of the Joint Lead Managers and Underwriters, modify the above timetable subject to any limitation under any applicable laws. In such an event, the Company will publicly announce the same through an SGXNET announcement to be posted at the SGX-ST's website http://www.sgx.com.

2 EXECUTION OF 2nd SUPPLEMENTAL AGREEMENT TO THE MANAGEMENT AND UNDERWRITING AGREEMENT DATED 2 JUNE 2009

2.1 The Company also wishes to announce that the Company and the Joint Lead Managers and Underwriters have today, before lodgement of the Offer Information Statement with the MAS, entered into a second supplemental agreement ("**2nd Supplemental Agreement**") to the management and underwriting agreement dated 2 June 2009 ("**Underwriting Agreement**"),

as supplemented by the first supplemental agreement dated 4 June 2009 ("**1st Supplemental Agreement**"). The 2nd Supplemental Agreement modifies the Underwriting Agreement and the 1st Supplemental Agreement by adding certain provisions which are customary in an international securities offering.

BY ORDER OF THE BOARD
NEPTUNE ORIENT LINES LIMITED

Wong Kim Wah (Ms)
Company Secretary
19 June 2009

IMPORTANT NOTICE

This Announcement is for information purposes only and does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, Rights or Rights Shares or to take up any entitlements to Rights Shares in any jurisdiction in which such an offer or solicitation is unlawful. No person should acquire any Rights or Rights Shares except on the basis of the information contained in the Offer Information Statement.

The information contained in this Announcement should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of applicable securities laws or regulations.

The issue, exercise or sale of rights and the acquisition or purchase of Rights Shares are subject to specific legal or regulatory restrictions in certain jurisdictions. The Company and the Joint Lead Managers and Underwriters assume no responsibility in the event there is a violation by any person of such restrictions.

The distribution of this Announcement, the Offer Information Statement, the provisional allotment letters and/or the application forms for Rights Shares and/or excess Rights Shares into jurisdictions other than Singapore may be restricted by law. Persons into whose possession this Announcement and such other documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this Announcement.

This Announcement contains or incorporates by reference "forward-looking statements" regarding the belief or current expectations of the Company, the Board and other members of its senior management about the Company's businesses and the transactions described in this Announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Company and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Such risks and uncertainties include the effects of continued or increasing volatility in international financial markets, economic conditions both internationally and in individual markets in which the Group operates, and other factors affecting the level of the Group's business activities and the costs and availability of financing for the Group's activities. Any forward-looking statement contained in this Announcement based on past or current trends and/or activities of the Group should not be taken as a representation that such trends or activities will continue in the future. No statement in this Announcement is intended to be a profit forecast or to imply that the earnings of the Company for the current year or future years will necessarily match or exceed the historical or published earnings of the Company. Each forward-looking statement speaks only as of the date of the particular statement. The Company and the Joint Lead Managers and Underwriters expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SEC Exemption
No. 82-2605

NOT FOR DISTRIBUTION IN THE UNITED STATES

OFFER INFORMATION STATEMENT DATED 19 JUNE 2009
(Lodged with the Monetary Authority of Singapore on 19 June 2009)

THIS DOCUMENT IS IMPORTANT. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR LEGAL, FINANCIAL, TAX OR OTHER PROFESSIONAL ADVISER.

A copy of this Offer Information Statement (as defined herein) has been lodged with the Monetary Authority of Singapore ("**Authority**"). The Authority assumes no responsibility for the contents of this Offer Information Statement. Lodgment of this Offer Information Statement with the Authority does not imply that the Securities and Futures Act, Chapter 289 of Singapore ("**Securities and Futures Act**"), or any other legal or regulatory requirements, have been complied with. The Authority has not, in any way, considered the merits of the Rights Shares (as defined herein) being offered for investment.

In-principle approval has been obtained from the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the listing of and quotation for the Rights Shares on the Main Board of the SGX-ST subject to certain conditions. The Rights Shares will be admitted to the Official List of the SGX-ST and official quotation will commence after all conditions imposed by the SGX-ST are satisfied, the certificates for the Rights Shares have been issued and the notification letters from The Central Depository (Pte) Limited ("**CDP**") have been despatched. The SGX-ST assumes no responsibility for the correctness or accuracy of any of the statements made, reports contained and opinions expressed in this Offer Information Statement. In-principle approval granted by the SGX-ST for the listing of and quotation for the Rights Shares on the Main Board of the SGX-ST is not to be taken as an indication of the merits of Neptune Orient Lines Limited ("**Company**"), its subsidiaries (together with the Company, the "**Group**"), the Shares (as defined herein), the Rights Issue (as defined herein), the "nil-paid" Rights (as defined herein) or the Rights Shares.

This Offer Information Statement may not be sent to any person or any jurisdiction in which it would not be permissible to deliver the "nil-paid" Rights or make an offer of the Rights Shares, and the "nil-paid" Rights and the Rights Shares may not be offered, sold, resold, transferred or delivered, directly or indirectly, to any such person or in any such jurisdiction. The "nil-paid" Rights and the Rights Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, allotted, taken up, exercised, renounced, pledged, transferred or delivered, directly or indirectly, within the United States or to or by U.S. persons (as defined in Regulation S under the Securities Act ("**Regulation S**")) except pursuant to an applicable exemption from, or a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. The "nil-paid" Rights and the Rights Shares may only be offered, sold, resold, allotted, taken up, exercised, renounced, pledged, transferred or delivered, directly or indirectly to or by persons in the United States or to or by U.S. persons outside the United States in transactions exempt from the registration requirements of the Securities Act, so long as they are qualified institutional buyers (as defined in Rule 144A under the Securities Act) ("**QIBs**") and have provided to the Company (and the Company has accepted) a signed investor representation letter in the form attached as Appendix F to this Offer Information Statement. The "nil-paid" Rights and Rights Shares are being offered and sold outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S.

No Rights Shares shall be allotted or allocated on the basis of this Offer Information Statement later than six months after the date of lodgment of this Offer Information Statement.

NOL

NEPTUNE ORIENT LINES LIMITED

(Company Registration No.: 196800632D)
(Incorporated in the Republic of Singapore on 30 December 1968)

RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE (THE "RIGHTS ISSUE") OF 1,105,135,048 NEW ORDINARY SHARES IN THE CAPITAL OF THE COMPANY (THE "RIGHTS SHARES") AT AN ISSUE PRICE OF S$1.30 FOR EACH RIGHTS SHARE, ON THE BASIS OF THREE (3) RIGHTS SHARES FOR EVERY FOUR (4) EXISTING ORDINARY SHARES (THE "SHARES") OF THE COMPANY HELD BY SHAREHOLDERS (AS DEFINED HEREIN) AS AT THE BOOKS CLOSURE DATE (AS DEFINED HEREIN), FRACTIONAL ENTITLEMENTS TO BE DISREGARDED

Sole Financial Adviser of the Rights Issue

DBS

Joint Lead Managers and Underwriters of the Rights Issue
(in alphabetical order)

DBS HSBC J.P.Morgan Morgan Stanley

IMPORTANT DATES AND TIMES

Last date and time for splitting of Rights	:	Friday, 3 July 2009 at 5.00 p.m.
Last date and time for acceptance and payment	:	Wednesday, 8 July 2009 at 5.00 p.m. (9.30 p.m. for Electronic Applications (as defined herein) through ATMs (as defined herein) of Participating Banks (as defined herein))
Last date and time for renunciation and payment	:	Wednesday, 8 July 2009 at 5.00 p.m.
Last date and time for excess application and payment	:	Wednesday, 8 July 2009 at 5.00 p.m. (9.30 p.m. for Electronic Applications through ATMs of Participating Banks)

TABLE OF CONTENTS

Capitalised terms used which are not otherwise defined herein shall have the same meaning as ascribed to them in the Section entitled "**Definitions**" of this Offer Information Statement.

For Entitled Depositors (which exclude Entitled Scripholders, investors who hold Shares through a finance company or Depository Agent and CPFIS Members (as defined below)), acceptances of the Rights Shares and (if applicable) applications for excess Rights Shares may be made through CDP or by way of Electronic Application at any ATM of a Participating Bank.

For Entitled Scripholders, acceptances of the Rights Shares and (if applicable) applications for excess Rights Shares may be made through the share registrar of the Company, B.A.C.S. Private Limited ("Share Registrar").

For investors who hold Shares through finance companies or Depository Agents or investors ("CPFIS Members") who had bought Shares under the CPF Investment Scheme – Ordinary Account ("CPFIS-OA"), acceptances of the Rights Shares and (if applicable) applications for excess Rights Shares must be done through the respective finance companies, Depository Agents or approved CPF agent banks. Such investors and CPFIS Members are advised to provide their respective finance companies, Depository Agents or approved CPF agent banks, as the case may be, with the appropriate instructions no later than the deadlines set by them in order for such intermediaries to make the relevant acceptance and (if applicable) application on their behalf by the Closing Date. Any acceptance and/or application made directly through CDP, Electronic Applications at ATMs of Participating Banks, the Share Registrar and/or the Company will be rejected.

For CPFIS Members, acceptances of the Rights Shares and (if applicable) applications for excess Rights Shares can only be made using their CPF account savings ("CPF Funds") under the CPFIS-OA, subject to applicable CPF rules and regulations. CPFIS Members who wish to accept the provisional allotments of Rights Shares and (if applicable) apply for excess Rights Shares using CPF Funds will need to instruct their respective approved CPF agent banks, where they hold their CPF Investment Accounts, to accept the Rights Shares and (if applicable) apply for the excess Rights Shares on their behalf in accordance with this Offer Information Statement. In the case of insufficient CPF Funds or stock limit, CPFIS Members may top-up cash into their CPF Investment Accounts before instructing their respective approved CPF agent banks to accept the Rights Shares and (if applicable) apply for excess Rights Shares. For the avoidance of doubt, CPF Funds may not be used for the purchase of the provisional allotments of the Rights Shares directly from the market.

For renouncees of Entitled Shareholders or purchasers ("Purchasers") of provisional allotment of Rights Shares traded on the SGX-ST during the "nil-paid" Rights trading period whose purchases are settled through finance companies or Depository Agents, acceptances of the Rights Shares represented by the provisional allotment of Rights Shares purchased must be done through the respective finance companies or Depository Agents. Such renouncees and Purchasers are advised to provide their respective finance companies or Depository Agents, as the case may be, with the appropriate instructions no later than the deadlines set by them in order for such intermediaries to make the relevant acceptances on their behalf by the Closing Date. Any acceptance of the Rights Shares made directly through CDP, Electronic Applications at ATMs of Participating Banks, the Share Registrar and/or the Company will be rejected.

The existing Shares are quoted on the Main Board of the SGX-ST.

Persons wishing to purchase any "nil-paid" Rights or subscribe for any Rights Shares offered by this Offer Information Statement should, before deciding whether to so subscribe, carefully read this Offer Information Statement in its entirety in order to make an informed assessment of the assets and liabilities, profits and losses, financial position, results of operations and performance and prospects of the Company and the Group and the rights and liabilities attaching to the "nil-paid" Rights and the Rights Shares. They should rely, and shall be deemed to have relied, on their own independent enquiries and investigations of the assets and liabilities, profits and losses, financial position, results of operations and performance and prospects of the Company and the Group, as well as any bases and assumptions upon which financial projections, if any, relating to the Company or the Group are made or based, and their own

appraisal and determination of the merits of investing in the Company and the Group. No information in this Offer Information Statement should be considered to be investment, business, financial, legal or tax advice. Persons in doubt as to the action they should take should consult their business, financial, legal, tax or other professional adviser before deciding whether to purchase or subscribe for the "nil-paid" Rights, the Rights Shares or the Shares.

No person has been authorised to give any information or to make any representations, other than those contained in this Offer Information Statement, in connection with the Rights Issue or the issue of the "nil-paid" Rights and the Rights Shares and, if given or made, such information or representations must not be relied upon as having been authorised by the Company, the Group or the Joint Lead Managers and Underwriters. Save as expressly stated in this Offer Information Statement, nothing contained herein is, or may be relied upon as, a promise or representation as to the future financial position, results of operations, performance, prospects or policies of the Company or the Group. Neither the delivery of this Offer Information Statement nor the issue of the "nil-paid" Rights and the Rights Shares shall, under any circumstances, constitute a continuing representation, or give rise to any implication, that there has been no material change in the affairs of the Company or the Group, or any of the information contained herein since the date hereof. Where such changes occur after the date hereof and are material, or are required to be disclosed by law and/or the SGX-ST, the Company may make an announcement of the same via SGXNET and, if required, lodge a supplementary or replacement document with the Authority. All Entitled Shareholders and their Purchasers or renouncees, as the case may be, should take note of any such announcement and, upon the release of such announcement or lodgment of such supplementary or replacement document, as the case may be, shall be deemed to have notice of such changes.

The Company and the Joint Lead Managers and Underwriters make no representation to any person regarding the legality of an investment in the "nil-paid" Rights, the Rights Shares and/or the Shares by such person under any investment or any other laws or regulations.

The Joint Lead Managers and Underwriters make no representation, warranty or recommendation whatsoever as to the merits of the Rights Issue, the "nil-paid" Rights, the Rights Shares, the Shares, the Company, the Group or any other matter related thereto or in connection therewith.

Nothing in this Offer Information Statement or the accompanying documents shall be construed as a recommendation to purchase or subscribe for the "nil-paid" Rights, the Rights Shares or the Shares.

This Offer Information Statement and the accompanying documents have been prepared solely for the purpose of the acceptance and subscription of the Rights Shares under the Rights Issue, and may not be relied upon by any persons (other than Entitled Shareholders to whom it is despatched by the Company, their renouncees and Purchasers) or for any other purpose.

This Offer Information Statement, including the PAL, the ARE and the ARS, may not be used for the purpose of, and do not constitute, an offer, invitation to or solicitation by anyone in any jurisdiction or in any circumstances in which such an offer, invitation or solicitation is unlawful or not authorised or to any person to whom it is unlawful to make such an offer, invitation or solicitation.

The distribution of this Offer Information Statement and/or its accompanying documents may be prohibited or restricted by law (either absolutely or subject to various requirements, whether legal or administrative, being complied with) in certain jurisdictions under the relevant laws of these jurisdictions. Entitled Shareholders or any other person having possession of this Offer Information Statement are advised to keep themselves informed of and observe such prohibitions and restrictions. Please refer to the Section entitled "Offering, Selling and Transfer Restrictions" of this Offer Information Statement.

WHERE TO FIND HELP

If you have questions, please contact the person below during normal business hours from the date of this Offer Information Statement until 8 July 2009.

Mr. Bernie Yu
Director, Investor Relations
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

Please note that the applicable rules and regulations in Singapore do not allow or authorise this person to give advice on the merits of the Rights Issue, the "nil-paid" Rights, the Rights Shares, the Company or the Group or to provide investment, business, financial, legal or tax advice. If you are in any doubt as to what action you should take, please consult your business, financial, legal, tax or other professional adviser.

EXPECTED TIMETABLE OF KEY EVENTS

The table below sets out the key dates and times relating to the Rights Issue. All references are to Singapore dates and times.

Shares trade ex-Rights	:	Wednesday, 17 June 2009 from 9.00 a.m.
Books Closure Date	:	Friday, 19 June 2009 at 5.00 p.m.
Despatch of the Offer Information Statement (together with the ARE or the PAL, as the case may be) to Entitled Shareholders	:	Wednesday, 24 June 2009
Commencement of trading of "nil-paid" Rights	:	Wednesday, 24 June 2009 at 9.00 a.m.
Last date and time for trading of "nil-paid" Rights	:	Thursday, 2 July 2009 at 5.00 p.m.
Last date and time for splitting of Rights	:	Friday, 3 July 2009 at 5.00 p.m.
Last date and time for acceptance of and payment for Rights Shares	:	Wednesday, 8 July 2009 at 5.00 p.m. (9.30 p.m. for Electronic Applications)
Last date and time for renunciation of and payment for Rights Shares	:	Wednesday, 8 July 2009 at 5.00 p.m.
Last date and time for application and payment for excess Rights Shares	:	Wednesday, 8 July 2009 at 5.00 p.m. (9.30 p.m. for Electronic Applications)
Expected date for issuance of Rights Shares	:	Thursday, 16 July 2009
Expected date for commencement of trading of Rights Shares	:	Friday, 17 July 2009 from 9.00 a.m.

The above timetable is indicative only and is subject to change. As at the date of this Offer Information Statement, the Company does not expect the above timetable to be modified. However, the Company may, with the approval of the SGX-ST and with the agreement of the Joint Lead Managers and Underwriters, modify the above timetable subject to any limitation under any applicable laws. In such an event, the Company will publicly announce the same through an SGXNET announcement to be posted on the SGX-ST's website http://www.sgx.com.

NEPTUNE ORIENT LINES LIMITED
(Company Registration No.: 196800632D)
(Incorporated in the Republic of Singapore on 30 December 1968)

Board of Directors	Registered Office
Cheng Wai Keung (Chairman)	456 Alexandra Road
Dr. Friedbert Malt (Vice-Chairman)	#06-00 NOL Building
Ronald Dean Widdows	Singapore 119962
James Connal Scotland Rankin	
Robert Holland Jr	
Christopher Lau Loke Sam	
Timothy Charles Harris	
Peter Wagner	
Bobby Chin Yoke Choong	
Simon Claude Israel	
Tan Pheng Hock	
Boon Swan Foo	

19 June 2009

Dear Shareholder,

RIGHTS ISSUE TO RAISE GROSS PROCEEDS OF APPROXIMATELY S$1.437 BILLION

1. INTRODUCTION

On 2 June 2009, the Company announced the Rights Issue to raise gross proceeds of approximately S$1.437 billion ("**Rights Issue Announcement**"). The estimated net proceeds of the Rights Issue, after deducting estimated expenses of approximately S$36 million, are expected to be approximately S$1.401 billion. Pursuant to the Rights Issue, Entitled Shareholders will be entitled to subscribe for three (3) Rights Shares for every four (4) Shares held as at 5.00 p.m. Singapore time, on 19 June 2009 at S$1.30 for each Rights Share.

The Rights Issue is timely for the Company as, during the period between 1 January 2009 and 29 May 2009, the Straits Times Index has recovered by approximately 32% and the share price of the Company has increased by approximately 37%.

2. RATIONALE AND USE OF PROCEEDS

The Directors are of the view that the Rights Issue will assist the Group to repay its debts, strengthen the balance sheet and enhance the financial flexibility of the Group and provide Shareholders with the pre-emptive opportunity to subscribe for Rights Shares at a discount.

2.1 Repayment of debts

As at the date of this Offer Information Statement, the Company intends to use approximately 50% of the net proceeds from the Rights Issue for the repayment of debts of the Group.

2.2 Investments, general corporate and working capital purposes and further repayment of debts

The Company intends to use the balance of the net proceeds for: (a) investments if opportunities arise; and/or (b) general corporate and working capital purposes; and/or (c) further repayment of debts.

In response to the challenging operating environment, the Group has already taken measures to rationalise its network, equipment, terminal handling and land transport expenses and reduce its general and administrative costs. These measures, together with its enhanced financial flexibility following the Rights Issue, will position the Group well to capitalise on investment opportunities that may arise in the current economic climate. This is expected to place the Group in a stronger competitive position when the industry upturn occurs.

The Rights Issue will strengthen the Group's balance sheet, provide additional general working capital and enhance its financial flexibility. As at 3 April 2009[1], the Group's net gearing[2] was approximately 0.45. Based on the net proceeds of S$1.401 billion from the Rights Issue, the Group's net gearing on a pro forma basis as at 3 April 2009 will be close to zero.

The Group's enhanced financial flexibility arising from a stronger balance sheet will provide the Group with an important source of differentiation in the current credit-constrained environment.

Pending deployment, the net proceeds of the Rights Issue may be deposited with banks and/or financial institutions, and invested in short-term money markets and/or marketable securities, as the Company deems appropriate.

2.3 Provide Shareholders with the pre-emptive opportunity to subscribe for Rights Shares at a discount

The Rights Issue will also provide Entitled Shareholders with the pre-emptive opportunity to subscribe for their *pro rata* entitlements to the Rights Shares at a discount to the trading price of the Shares. The Rights Issue Price of S$1.30 represents a discount of approximately:

(a) 15.0% to the closing price of S$1.53 per Share ("**Closing Price**") on the SGX-ST on 29 May 2009 (being the last trading day of the Shares on the SGX-ST prior to the time of the Rights Issue Announcement); and

(b) 9.2% to the theoretical ex-rights price ("**TERP**") of S$1.43 per Share. (Please refer to the definition of "TERP" in the Section entitled "**Definitions**" herein which sets out the formula for the determination of TERP.)

The Rights Issue is renounceable and Entitled Shareholders who do not wish to subscribe for the Rights Shares may choose to sell their Rights during the "nil-paid" Rights trading period. In addition, Entitled Shareholders may apply for excess Rights Shares. The excess Rights Shares applied for by minority shareholders will rank ahead of the Directors and Substantial Shareholders (including the Temasek Entities) in terms of allocation.

3. PRINCIPAL TERMS OF THE RIGHTS ISSUE

Based on the Existing Share Capital, 1,105,135,048 Rights Shares will be issued under the Rights Issue. Of these 1,105,135,048 Rights Shares, 1,105,081,798 Rights Shares ("**Underwritten Rights Shares**") are underwritten by the Joint Lead Managers and Underwriters[3].

As of the date hereof, the Company has outstanding Share Options, some of which have vested on or before the Books Closure Date. As the exercise prices of the Share Options which have vested

[1] Being the date on which the Group's first quarter ended.

[2] Net gearing is defined as the ratio of the Group's total borrowings less cash and cash equivalents to its total equity (including minority interest).

[3] The remaining 53,250 Rights Shares are not underwritten as they relate to the provisional allotment of 71,000 new Shares which were issued pursuant to the exercise of Share Options after the Rights Issue Announcement on 2 June 2009.

on or before the Books Closure Date are higher than the last traded price of the Shares as at the Latest Practicable Date, the Company does not expect to issue, between the Latest Practicable Date and the Books Closure Date, any new Shares pursuant to the exercise of such Share Options. If, however, any new Shares are issued pursuant to any such exercise on or prior to the Books Closure Date or any Shares held in treasury are re-issued on or prior to the Books Closure Date, provisional allotments of Rights Shares will also be made in respect of such new Shares or re-issued Shares, but such provisional allotments of Rights Shares will not comprise part of the Underwritten Rights Shares and will not be: (i) underwritten by the Joint Lead Managers and Underwriters, or (ii) subject to the Sub-Underwriting Commitment of the Temasek Entities.

The Rights Shares will be offered on the basis of three (3) Rights Shares for every four (4) existing Shares held by Shareholders as at the Books Closure Date. Fractional entitlements to the Rights Shares will be disregarded and will, together with the provisional allotments of Rights Shares which are not taken up or allotted for any reason, be aggregated and allotted to satisfy excess applications for Rights Shares (if any), or disposed of or otherwise dealt with in such manner as the Board may, in its absolute discretion, deem fit in the best interests of the Company. In the allotment of excess Rights Shares, preference will be given to the rounding of odd lots, and the Directors and Substantial Shareholders (including the Temasek Entities) will rank last in priority.

The Rights Shares will be issued pursuant to the share issue mandate approved by Shareholders of the Company at its annual general meeting held on 15 April 2009.

The Rights Shares are payable in full upon acceptance and application, and when allotted and issued, will rank *pari passu* in all respects with the then existing Shares, save for any dividends, rights, allotments or other distributions, the Record Date of which falls before the date of issue of the Rights Shares.

4. UNDERWRITING

The Rights Issue is underwritten in full in respect of the Underwritten Rights Shares[4] by the Joint Lead Managers and Underwriters[5] on the terms and subject to the conditions of the Underwriting Agreement. For further details, please refer to Paragraph 7 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**" of this Offer Information Statement.

Please note that the Joint Lead Managers and Underwriters may, under the terms of the Underwriting Agreement, terminate the agreement on account of, among other things, the occurrence of specified events having a material adverse effect on (i) the financial condition,

[4] The underwriting arrangement is only in respect of 1,105,081,798 Rights Shares. The provisional allotments of 53,250 Rights Shares made in respect of 71,000 new Shares issued pursuant to the exercise of Share Options subsequent to the execution of the Underwriting Agreement on 2 June 2009 do not comprise part of the Underwritten Rights Shares and will not be underwritten by the Joint Lead Managers and Underwriters or be subject to the Sub-Underwriting Commitment of the Temasek Entities.

[5] As at the date of the Rights Issue Announcement, the Irrevocable Undertaking was given only to the Company and DBS Bank Ltd. ("**DBS Bank**"), as the Company entered into the Underwriting Agreement only with DBS Bank, and the Sub-Underwriting Agreement was entered into only between DBS Bank and Lentor. On 5 June 2009, the Company announced (the "**Supplemental Announcement**"), *inter alia,* that:

(i) it had also appointed J.P. Morgan (S.E.A.) Limited ("**J.P. Morgan**"), Morgan Stanley Asia (Singapore) Pte. ("**Morgan Stanley**") and The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") as joint lead managers and underwriters of the Rights Issue in addition to the appointment of DBS Bank;

(ii) in connection with these appointments, the Company, DBS Bank, J.P. Morgan, Morgan Stanley and HSBC had, on 4 June 2009, entered into supplemental agreements, which when read together with the Underwriting Agreement, the Irrevocable Undertaking and the Sub-Underwriting Agreement (as the case may be), had the following effect:

(a) the Rights Issue is underwritten in full (only in respect of 1,105,081,798 Rights Shares) by the Joint Lead Managers and Underwriters;

(b) the Underwriting Agreement is made between the Company and the Joint Lead Managers and Underwriters;

(c) the Irrevocable Undertaking is given by Lentor to the Company and the Joint Lead Managers and Underwriters; and

(d) the Sub-Underwriting Agreement is made between Lentor and the Joint Lead Managers and Underwriters.

assets, prospects, business or results of operations of the Group, or (ii) the ability of the Company to perform in any material respect its obligations under or with respect to or consummate the transactions contemplated under the Underwriting Agreement or this Offer Information Statement, or (iii) the ability of the Joint Lead Managers and Underwriters to market the Rights Issue or to enforce the contracts for the subscription and distribution of the Rights Shares and "nil-paid" Rights, or on the success of the Rights Issue or dealings in the Rights Shares or the "nil-paid" Rights in the secondary market. In the event that the Underwriting Agreement is terminated, the Joint Lead Managers and Underwriters will cease to be liable to underwrite the Rights Issue and the Company may proceed with the Rights Issue without underwriting (subject to the approval of the SGX-ST and the Authority, as relevant).

5. TEMASEK ENTITIES' UNDERTAKING AND SUB-UNDERWRITING

5.1 **Temasek Entities' Existing Shareholding.** As at the Latest Practicable Date, Temasek holds directly and through its wholly-owned subsidiaries, Lentor and Startree, approximately 67.43%[6] of the Existing Share Capital.

5.2 **Temasek Entities' Irrevocable Undertaking.** In support of the Rights Issue, Lentor has given an Irrevocable Undertaking to the Company and the Joint Lead Managers and Underwriters that, *inter alia,* (a) the Temasek Entities will not have less than an aggregate of 993,529,332 Shares as at the Books Closure Date; and (b) the Temasek Entities will subscribe and pay in full for the Temasek *Pro Rata* Shares.

5.3 **Temasek Entities' Sub-Underwriting Commitment.** Lentor has also entered into a Sub-Underwriting Agreement with the Joint Lead Managers and Underwriters, pursuant to which Lentor has agreed to subscribe for the Underwritten Rights Shares at the Rights Issue Price to the extent that such Rights Shares are not validly subscribed for under the Rights Issue.

6. INTENTIONS OF THE DIRECTORS

Save for Mr. Ronald Dean Widdows who has other financial commitments, all other Directors who have direct or deemed interests in Shares as at the Latest Practicable Date have indicated that, subject to applicable laws, they intend to accept or procure the acceptance of their *pro rata* entitlements under the Rights Issue.

7. ACTION BY SHAREHOLDERS

The latest date and time for acceptance and payment by Entitled Shareholders under the Rights Issue is 8 July 2009 at 5.00 p.m. Singapore time (9.30 p.m. for Electronic Applications). The procedures for acceptance and payment are set out in Appendices B, C and D to this Offer Information Statement.

If you are in any doubt as to the action you should take, you should immediately seek your own financial or other advice from your stockbroker, bank manager, solicitor or other independent professional adviser.

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[6] In addition, Temasek has a further deemed interest in 0.02% of the Existing Share Capital as at the Latest Practicable Date, resulting in an aggregate interest of approximately 67.45% in the Existing Share Capital.

Your attention is drawn to the other information contained in this Offer Information Statement (of which this letter forms a part). Please note that you are advised to read this Offer Information Statement in its entirety and not rely solely on the summary information contained in this letter.

Yours faithfully
For and on behalf of the Board of Directors of
Neptune Orient Lines Limited

Cheng Wai Keung
Chairman

Ronald Dean Widdows
Director

SUMMARY OF THE RIGHTS ISSUE

The following is a summary of the principal terms and conditions of the Rights Issue and is derived from, and should be read in conjunction with, the full text of this Offer Information Statement, and is qualified in its entirety by reference to information appearing elsewhere in this Offer Information Statement.

Number of Rights Shares	:	1,105,135,048 Rights Shares to be allotted and issued, based on the Existing Share Capital, and assuming that there will not be an increase in the Existing Share Capital on or after the Latest Practicable Date but on or before the Books Closure Date. The provisional allotments of 53,250 Rights Shares made in respect of new Shares issued pursuant to the exercise of Share Options between the date of the Rights Issue Announcement and the Latest Practicable Date do not comprise part of the Underwritten Rights Shares, and will not be underwritten by the Joint Lead Managers and Underwriters or be subject to the Sub-Underwriting Commitment of the Temasek Entities.
Basis of Provisional Allotment	:	The Rights Issue is made on a renounceable underwritten basis to Entitled Shareholders on the basis of three (3) Rights Shares for every four (4) existing Shares held by Shareholders as at the Books Closure Date, fractional entitlements to be disregarded.
Rights Issue Price	:	S$1.30 for each Rights Share, which is payable in full upon acceptance and application.
Discount	:	The Rights Issue Price represents: (i) a discount of approximately 15.0% to the closing price of S$1.53 per Share on the SGX-ST on 29 May 2009 (being the last trading day of the Shares on the SGX-ST prior to the time of the Rights Issue Announcement); and (ii) a discount of approximately 9.2% to the TERP of S$1.43 per Share. (Please refer to the definition of "TERP" in the Section entitled "**Definitions**" herein which sets out the formula for the determination of TERP.)
Purpose of Rights Issue	:	The Board believes that the Rights Issue will assist the Group to repay its debts, strengthen the balance sheet and enhance the financial flexibility of the Group and provide Shareholders with the pre-emptive opportunity to subscribe for Rights Shares at a discount.
Estimated Net Proceeds	:	Based on the Existing Share Capital, the Rights Issue will raise gross proceeds of approximately S$1.437 billion and the estimated net proceeds of the Rights Issue, after deducting estimated expenses of approximately S$36 million, are expected to be approximately S$1.401 billion.
Listing of the Rights Shares	:	The issue of the Rights Shares is made pursuant to the authority granted under the terms of the share issue mandate approved by Shareholders at the annual general meeting of the Company held on 15 April 2009. On 11 June 2009, the SGX-ST granted its in-principle approval for the listing of and quotation for the Rights Shares on the Main Board of the SGX-ST, subject to certain conditions. The in-principle approval is not to be taken as an indication of the merits of the Company, the Group, the Shares, the Rights Issue, the Rights Shares or the "nil-paid" Rights.

Trading of the Rights Shares	: Upon the listing of and quotation for the Rights Shares on the Main Board of the SGX-ST, the Rights Shares will be traded on the Main Board of the SGX-ST under the book-entry (scripless) settlement system. For the purpose of trading on the Main Board of the SGX-ST, each board lot of Rights Shares will consist of 1,000 Shares. All dealings in and transactions (including transfers) of the Rights Shares effected through the SGX-ST and/or CDP shall be made in accordance with the "Terms and Conditions for Operation of Securities Account with The Central Depository (Pte) Limited", as the same may be amended from time to time, copies of which are available from CDP. Shareholders who hold odd lots of Shares (that is, lots other than board lots of 1,000 Shares) and who wish to trade in odd lots on the SGX-ST are able to trade odd lots of Shares in board lots of one Share on the Unit Share Market. In addition, the Company has applied for and obtained the approval of the SGX-ST for the establishment of a temporary counter to facilitate the trading of Shares in board lots of 250 Shares per board lot for a period of one month commencing on the first Market Day on which the Rights Shares are listed for quotation on the Main Board of the SGX-ST. The temporary counter is of a provisional nature. Investors who continue to hold odd lots of less than 1,000 Shares after one month from the listing of the Rights Shares may face difficulty and/or have to bear disproportionate transactional costs in realising the fair market price of such Shares.
Acceptances, Excess Applications and Payment Procedures	: The Rights Shares represented by the provisional allotments of: (i) Entitled Shareholders who decline, do not accept, or elect not to renounce or (in the case of Entitled Depositors only) trade their provisional allotment of Rights Shares under the Rights Issue (during the "nil-paid" Rights trading period from 24 June 2009 to 2 July 2009) and/or (ii) ineligible Shareholders, may be issued to satisfy excess Rights Shares applications (if any), or disposed of or otherwise dealt with in such manner as the Directors may, in their absolute discretion, deem fit for the benefit of the Company. In the allotment of excess Rights Shares, preference will be given to the rounding of odd lots, and the Directors and Substantial Shareholders (including the Temasek Entities) will rank last in priority. For the avoidance of doubt, only Entitled Shareholders (and not the Purchasers or the renouncees of Entitled Shareholders) shall be entitled to apply for excess Rights Shares. The procedures for, and the terms and conditions applicable to, acceptances, renunciation and/or sales of the provisional allotments of Rights Shares and for the applications for excess Rights Shares, including the different modes of acceptance or application and payment, are contained in Appendices B, C and D to this Offer Information Statement and in the PAL, the ARE and the ARS.
Status of the Rights Shares	: The Rights Shares will, upon allotment and issue, rank *pari passu* in all respects with the then existing Shares, save for any dividends, rights, allotments or other distributions, the Record Date for which falls before the date of issue of the Rights Shares.

Eligibility to Participate in the Rights Issue	:	Please refer to the Sections entitled "**Offering, Selling and Transfer Restrictions**" and "**Eligibility of Shareholders to Participate in the Rights Issue**" of this Offer Information Statement.
Use of CPF Funds	:	CPFIS Members who wish to accept the provisional allotments of Rights Shares and (if applicable) apply for excess Rights Shares can only do so using their CPF Funds, subject to applicable CPF rules and regulations. Such CPFIS Members will need to instruct their respective approved CPF agent banks, where they hold their CPF Investment Accounts, to accept the Rights Shares and (if applicable) apply for the excess Rights Shares on their behalf in accordance with this Offer Information Statement. In the case of insufficient CPF Funds or stock limit, CPFIS Members may top-up cash into their CPF Investment Accounts before instructing their respective approved CPF agent banks to accept the Rights Shares and (if applicable) apply for excess Rights Shares. CPFIS Members are advised to provide their respective approved CPF agent banks with the appropriate instructions no later than the deadlines set by their respective approved CPF agent banks in order for their CPF agent banks to make the relevant acceptance and (if applicable) application on their behalf by the Closing Date. Any applications made directly through CDP, Electronic Applications at ATMs of Participating Banks, the Share Registrar and/or the Company will be rejected. For the avoidance of doubt, CPF Funds may not be used for the purchase of the provisional allotments of the Rights Shares directly from the market.
Underwriting	:	The Rights Issue is underwritten in full in respect of the Underwritten Rights Shares by the Joint Lead Managers and Underwriters on the terms and subject to the conditions of the Underwriting Agreement. In consideration of the Joint Lead Managers and Underwriters' agreement to underwrite the Underwritten Rights Shares, the Company will pay the Joint Lead Managers and Underwriters an underwriting commission of: (a) 1.75% of the Rights Issue Price multiplied by the number of Temasek *Pro Rata* Shares, and (b) 2.25% of the Rights Issue Price multiplied by the difference between (i) the total number of Underwritten Rights Shares and (ii) the number of Temasek *Pro Rata* Shares. The underwriting commission will be shared amongst the Joint Lead Managers and Underwriters in proportion to their respective underwriting commitments. The Joint Lead Managers and Underwriters will also be entitled to management fees of an aggregate amount of S$3 million. For further information on the Underwriting Agreement, please refer to Paragraph 7 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**" of this Offer Information Statement.

Temasek Entities' Subscription and Sub-Underwriting	As at the Latest Practicable Date, Temasek holds directly and through its wholly-owned subsidiaries, Lentor and Startree, approximately 67.43%[7] of the Existing Share Capital. In support of the Rights Issue, Lentor has given an Irrevocable Undertaking to the Company and the Joint Lead Managers and Underwriters that, *inter alia,* (a) the Temasek Entities will not have less than an aggregate of 993,529,332 Shares as at the Books Closure Date; and (b) the Temasek Entities will subscribe and pay in full for the Temasek *Pro Rata* Shares. Lentor has also entered into a Sub-Underwriting Agreement with the Joint Lead Managers and Underwriters, pursuant to which Lentor has agreed to subscribe for the Underwritten Rights Shares at the Rights Issue Price to the extent that such Rights Shares are not validly subscribed for under the Rights Issue. In consideration of Lentor's commitment under the Sub-Underwriting Agreement, the Joint Lead Managers and Underwriters have agreed to pay to Lentor sub-underwriting commissions of: (a) 1.75% of the Rights Issue Price multiplied by the number of Temasek *Pro Rata* Shares, and (b) 2.25% of the Rights Issue Price multiplied by the difference between (i) the total number of Underwritten Rights Shares and (ii) the number of Temasek *Pro Rata* Shares. The sub-underwriting commissions will be paid by each of the Joint Lead Managers and Underwriters in proportion to its respective underwriting commitment. For further information on the Irrevocable Undertaking and the Sub-Underwriting Agreement, please refer to Paragraph 7 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**" of this Offer Information Statement.
Lock-up	Under the Underwriting Agreement, the Company has agreed, *inter alia*, that it will not issue any new Shares for a period of 90 days following the completion of the Rights Issue without the prior consent of the Joint Lead Managers and Underwriters, such consent not to be unreasonably withheld, provided that such a restriction shall not prohibit the Company from issuing new Shares pursuant to the exercise of the Share Options or the vesting and delivery of the Share Awards.
Governing Law	Laws of the Republic of Singapore.

[7] In addition, Temasek has a further deemed interest in 0.02% of the Existing Share Capital as at the Latest Practicable Date, resulting in an aggregate interest of approximately 67.45% in the Existing Share Capital.

*This summary highlights information contained elsewhere in this Offer Information Statement. This summary does not contain all the information that may be important to you before deciding to invest in the Rights or Rights Shares. You should read this entire Offer Information Statement carefully, including the financial statements and related notes appearing elsewhere in this Offer Information Statement and the Section entitled "**Risk Factors**", before making an investment decision.*

OVERVIEW OF THE GROUP

The Group's business activities encompass container shipping, marine terminal management and logistics services.

Headquartered in Singapore with the Company listed on the SGX-ST, the Group has more than 10,000 employees and operates in more than a hundred countries around the world.

The Group has three principal operating businesses: container shipping, terminals and logistics.

CONTAINER SHIPPING

The Group's container shipping arm, APL, has been facilitating world trade since 1848. APL offers container shipping and land transportation services across Asia, North and South America, Europe, the Middle East, the Indian Subcontinent and Australia.

APL offers more than 60 weekly services with over 500 calls at more than 140 ports worldwide. It operates a substantial vessel fleet which comprised 137 vessels as at 3 April 2009 and ranks as one of the world's top seven container lines by capacity.

In 2008, APL shipped annual volumes of more than 2.46 million forty-foot equivalent units ("**FEUs**"). For 1Q2009 and the four weeks from 4 April 2009 to 1 May 2009 ("**P4**"), APL shipped a total volume of approximately 481,000 FEUs and 157,800 FEUs respectively. Key customers range from multinational corporations to small and medium sized importers and exporters.

For 1Q2009 and P4, APL's average revenue per FEU was approximately US$2,474 and US$2,322 respectively.

TERMINALS

The Group's terminals unit operates a global network of container terminal facilities.

The unit's facilities are located at Los Angeles, Oakland, Seattle and Dutch Harbor in the U.S., Kaohsiung in Taiwan, and Yokohama and Kobe in Japan. It also holds investment interests in joint ventures operating in Ho Chi Minh City, Vietnam (47%) and Laem Chabang, Thailand (14.5%) and a 20% interest in the joint venture which has been awarded the concession to develop and operate the new Maasvlakte 2 facility in the Netherlands.

The terminals unit handled about 2.22 million lifts in 2008 and about 429,000 lifts for 1Q2009. Around two-thirds of total volumes were contributed by APL, the Group's container shipping arm, with the balance contributed by APL's The New World Alliance ("**TNWA**") partners and third party shipping lines.

LOGISTICS

The Group's logistics arm, APL Logistics, is primarily focused on providing international logistics services. The unit's suite of logistics services ranges across supply chain design, shipment consolidation and deconsolidation, land transportation, warehouse management and distribution networks, international and domestic freight management and design and application of IT solutions to address customers' supply chain challenges.

Key operating assets include more than 2.3 million square metres of warehouse space and substantial infrastructure for rail operations.

Customers are primarily in the automotive/industrial, retail, consumer goods and electronics/high tech sectors.

An investment in the Shares and the Rights Shares involves a high degree of risk. Shareholders should carefully evaluate each of the material risk factors relating to the Group described below together with all of the other information set forth in this Offer Information Statement. If any of the following considerations and uncertainties develops into actual events, the business, financial performance and prospects of the Group could be materially and adversely affected.

To the best of the Directors' knowledge and belief, all risk factors (save for those which have already been disclosed to the general public) which are material to Shareholders in making an informed judgment of the Rights Issue have been set out in this Offer Information Statement.

The risks described below are not intended to be exhaustive. The risk factors set out in Sections A and B below represent the key risks which are faced by the Group by virtue of its involvement in the shipping, terminals and logistics industries, many of such risks being typical of those faced by other participants operating in similar industries. There may be additional risks not presently known to the Directors of the Company, or that the Directors of the Company may currently deem immaterial, which could affect its operations. If any of the following considerations and uncertainties develop into actual events, the business, operating results, financial condition and prospects of the Group could be materially and adversely affected. In that event, the trading price of the Shares and/or Rights Shares could decline, and Shareholders may lose all or part of their investment in the Shares and/or the Rights Shares.

A. RISK(S) RELATING TO THE GROUP'S OPERATIONS

The ongoing turmoil in global financial markets and its contagion effect on the volume of international trade activities may adversely affect the Group's business, financial condition, results and/or operations.

Since July 2007, adverse developments in the U.S. sub-prime mortgage sector have created much uncertainty and volatility in global financial markets. This has affected the volume of international trade activities resulting in a lower demand for container shipping, terminals and logistics services. Any worsening of the global and regional economic conditions may lead to a further decrease in the demand for shipping capacity. A significant portion of the Group's business involves container transportation. A downturn in the demand for container shipping would adversely affect the Group's business, financial condition and/or operating results. As disclosed in the 1Q2009 results announcement dated 12 May 2009, for the rest of 2009, the Company anticipates a continuation of adverse business operating conditions and expects to post a significant full year loss notwithstanding the cost savings measures referred to in the Company's announcement on 15 April 2009. There is no assurance that such cost savings measures would be successfully implemented and the expected cost savings fully achieved.

Political, economic and other risks in the markets where the Group has operations may cause serious disruptions to its business, which in turn may adversely affect the Group's business, financial condition, results and/or operations and may result in a decline in the value of the Shares.

The Group operates in ports in more than a hundred countries around the world, including in emerging markets. Many of the economies in the countries where the Group operates differ from the economies of most developed countries in many respects, including:

- extent of government involvement;
- political stability;
- level of development;
- growth rate;
- control of foreign exchange; and
- allocation of resources.

The Group's business will be subject to the political, economic and social conditions of the countries in which it has operations. For example, the Group will be exposed to risks of political unrest, strikes, war and economic and other forms of instability, such as natural disasters, epidemics, widespread transmission of communicable or infectious diseases, acts of God, terrorist attacks and other events beyond its control that may adversely affect local economies, infrastructures and livelihoods.

These events could result in disruption to the Group's or its customers' businesses and seizure of, or damage to, its customers' cargoes. Such events could also cause the destruction of key equipment and infrastructure and the partial or complete closure of particular ports and sea passages, such as the Suez or Panama canals, potentially resulting in higher costs, or congestions of ports or sea passages, vessel delays or cancellations on some trade routes. Furthermore, these events could lead to reductions in, or in the growth rate of, world trade, which could in turn reduce demand for the Group's vessels and services.

These risks may cause serious disruptions to the Group's business, which in turn may adversely affect the Group's business, financial condition, results and/or operations and may result in a decline in the value of the Shares.

There can be no assurance that the Group has or can maintain sufficient insurance to cover losses that may result from its operations due to the inherent operational risks of the shipping, terminals and logistics industries.

The operations of the Group carry inherent risks. These risks include the possibility of:

- marine disasters;
- environmental accidents;
- cargo losses or damages;
- piracy; and
- business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labour strikes or adverse weather conditions.

An occurrence of any of these circumstances or events would result in a loss of revenue, increased costs or damage to the Group's reputation.

The Group has procured insurance for its operations against risks commonly insured against by claimants. However, no insurance can compensate for all potential losses and there can be no assurance that the insurance coverage the Group has will be adequate or that its insurers will pay a particular claim.

The Group's insurance policies also do not cover risks arising from damage caused by wear and tear, or damage caused by wilful misconduct of a ship's crew members, office managers or warehouse superintendents. Accordingly, any loss or damage to a vessel or customers' cargoes, due to any reason, may have a material adverse effect on the Group's business, financial condition, results and/or operations.

The Group is subject to government regulation in the countries where it operates and may be exposed to regulatory actions and disputes.

The Group's operations are subject to significant government regulation in the respective countries. Such regulations are at times ambiguous and their interpretations and applications may be potentially detrimental to the Group. In some instances, governments may adopt restrictive policies with respect to the issuance of certain permits and approvals.

The Group owns or leases a substantial amount of assets such as vessels, containers, terminal facilities and warehouses to conduct its operations. The laws of countries where the Group owns or leases assets could provide for a right by the governments of these countries to compulsorily acquire such assets with no compensation or with compensation which is below market value.

If any of the Group's assets are compulsorily acquired, there is no assurance that the Group can replace such assets at comparable cost or at all. The Group would also incur costs as a result of the disruption to operations.

All of the events described above could materially and adversely affect the Group's business, financial condition, results and/or operations.

Governmental and quasi-governmental agencies could bring a variety of actions against the Group. Other than the financial costs of defending these actions, governmental or quasi-governmental agencies may impose penalties for failures to comply with maritime laws, rules or regulations. In addition to financial penalties, the Group could be sanctioned, as a result of which it may be unable to operate its vessels or be forced to incur substantial costs to comply with such maritime laws, rules and regulations.

The costs associated with any defence against such actions or litigation or compliance with the requisite laws, rules and regulations may adversely affect the Group's business, financial condition, results and/or operations.

The Group's business may be adversely affected by protectionist policies adopted by countries globally.

There is a risk that countries could respond to the global economic downturn and financial crisis by resorting to protectionist measures in order to preserve domestic industries. Such measures include the raising of import tariffs, provision of subsidies to domestic industries and the creation of other trade barriers. A global trend towards protectionism would be harmful for the global economy in general, as protectionist measures would cause world trade to shrink further. This may in turn prolong the current economic recession.

If the risk of protectionism rises, there is a likelihood of the Group's businesses and prospects being adversely affected as the level of world trade declines. This is particularly so due to the fact that a large portion of the Group's business is conducted worldwide and the profitability of the Group's business is affected accordingly by the volume of global trade.

The Group may be unable to retain existing customers upon expiration of existing contracts or may be unable to attract new customers.

No assurance can be given that the Group's customers will continue to use the services of the Group in the future. In addition, as some of the Group's contracts are longer-term in nature, such that even if freight rates rise or operating costs increase, the Group may not be able to make the necessary adjustments to the contractual rates to capitalise on such increased freight rates or address such increased operating costs until the existing contracts expire. Upon the expiration of existing contracts, there is also no assurance that the Group's customers will renew the contracts on similar terms or that suitable replacement contracts will be found.

The Group may be adversely affected if there is any significant downtime of vessels, equipment or other assets.

Normal wear and tear on the Group's vessels, equipment or other assets is a natural consequence of operations, and results from exposure to the elements, including storms and salt water. The Group's vessels may also suffer from a breakdown of equipment and systems and are exposed to the dangers inherent in loading and unloading containers at ports. As a result, the Group's vessels, equipment or other assets and IT systems used in its operations require periodic downtime for repairs and maintenance. If the time required for such repairs and maintenance exceeds the time anticipated, the Group's revenue may be less than what is currently projected.

In addition, if any extraordinary or extensive repairs to the Group's vessels, equipment or other assets are required, due to any catastrophic event or otherwise, the Group's vessels, equipment or other assets would not be available for use or deployment. While insurance proceeds may cover the costs associated with such repairs, they would only compensate for the loss of use to a limited degree. In the event of any such extraordinary or extensive repairs, the Group's operations could

experience major disruptions. The loss of its vessels, equipment or assets or the inability to use its vessels, equipment or assets may adversely affect its business, financial condition, results and/or operations.

A failure in the Group's IT systems or a shutdown in communications networks may adversely affect the Group's operations.

The Group is dependent on its IT systems as well as third party telecommunications systems to provide integrated services to its customers. The provision of the Group's services depends on the stability of its IT systems as well as the external network infrastructure of its telecommunications provider(s). Although the Group's centralised data systems and back-up systems are located separately in different places, there is no assurance that both systems will not be simultaneously damaged or destroyed in the event of a major disaster. Both the IT systems as well as the external network may be vulnerable to damage or interruptions in operation due to fire, power loss, telecommunications systems failures, physical break-ins, a significant breakdown in internal controls, fraudulent activities by employees, failure of security measures or back-up systems, or other events beyond the Group's control. Any such failure in the IT systems or the external network may have a material adverse impact on the Group's business, financial condition, results and/or operations.

The Group is dependent on key personnel for its operations and profitability.

One of the key reasons for the Group's growth and success has been its ability to retain a talented and motivated team of senior professional managers. The Group's continued success will depend on its ability to retain key management staff and train new employees. If members of its senior management team are unable or unwilling to continue in their present positions, the Group's business, financial condition, results and/or operations may be adversely affected.

Moreover, the process of hiring employees with the required combination of skills and attributes may be time-consuming and competitive. The Group may not be able to attract additional qualified persons for postings in developing economies. This will further constrain the Group's growth in those places. As a result, the Group's business, financial condition, results and/or operations may be adversely affected.

Labour problems may disrupt the Group's operations.

The Group generally enjoys healthy relationships with its workforce and the labour unions of which its employees are members. However, in the event of any concerted union action such as work stoppages, the Group's operations (especially at terminals) may be disrupted. There is no assurance that the Group's relations with the labour unions will remain strong and strikes may occur. Third party contractors providing various services to the Group in connection with its container shipping, logistics and terminals businesses may also experience labour problems, which may have an impact on the provision of their services to the Group. In such events, the Group's business, financial condition, results and/or operations (especially the Group's terminal's business) may be adversely affected.

The Group is exposed to risks of litigation and third party liabilities.

The Group's operations involve inherent risks to both persons and property. For example, a collision at sea could result in the loss of cargo or the loss of life. Defending private actions can be costly and time-consuming. If a judgment against the Group were to be rendered, the Group may be exposed to substantial financial liabilities, which may not be covered or adequately covered by insurance.

The Group's vessels operate in waters which are governed by the laws of the respective countries for the trading areas under their jurisdictions. In the event of a fuel spill or a leakage of hazardous cargoes in tank containers, including but not limited to petroleum or petrochemical products or damaged container cargo, the Group may be liable for containment, clean-up and salvage costs and other damages arising.

The Group is also exposed to liability arising from the normal operation of its container shipping, terminals and logistics businesses, including damage sustained in collisions and wreck removal charges. To meet the cost of such contingencies, the Group's owned vessels are presently insured against oil pollution risk, war risk and all other third party liabilities arising in connection with the ownership or operation of the owned vessels, while the container vessels it charters are insured for charterer's liability, especially cargo liability.

In the event of a catastrophic spill or leakage or extensive damage to the container vessels in excess of the Group's insurance coverage available, the business, financial conditions, results and/or operations of the Group may be materially and adversely affected.

The Group's operations may be disrupted by the spread of infectious and/or communicable diseases.

Given the Group's global operations, any outbreak of infectious and/or communicable diseases such as the Influenza A virus and its variants including swine influenza (H1N1) and avian influenza (H5N1) may cause temporary disruptions to the Group's operations; for example, the crew of a vessel or key operations personnel could be quarantined due to exposure to such diseases. Such disruptions may adversely affect the Group's financial condition, results and/or operations; in particular, if such outbreak becomes uncontrolled and has a material adverse economic effect in the countries where the Group operates and conducts business.

The Group could incur expenses related to environmental risks.

The properties leased or owned by the Group to operate warehouses and provide other logistics services may from time to time be affected by contamination problems or other environmental issues that may not previously have been identified and/or rectified. The associated risks include the risk of prosecution by regulatory authorities and the requirement for remedial action that requires additional expenditure which had not been budgeted for previously. The adverse impact on the financial position of customers arising from the above may affect their ability to trade and to meet their tenancy or payment obligations. In addition, customers may make claims against the Group for loss or damage suffered as a result of any such adverse impact and the costs involved in defending any such claims, and if any defence proves to be unsuccessful, the compensation for loss or damage suffered by the customers may be significant and may materially and adversely affect the Group's business, financial position, results and/or operations.

Existing environmental reports with respect to any of the Group's vessels, terminal facilities, properties and/or facilities may not reveal (i) all environmental liabilities; (ii) that prior owners or operators of the vessels, terminal facilities, properties and/or facilities did not create any material environmental condition not known to the Group; or (iii) that a material environmental condition does not otherwise exist in any one or more of the vessels, terminal facilities, properties and/or facilities. There also exists the risk that material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future. Finally, future laws, ordinances or regulations and future interpretations of existing laws may impose additional material environmental liability. The Group may be subject to liabilities or penalties relating to environmental matters which could adversely affect the Group's business, prospects, financial condition, results and/or operations.

Future changes to the tax regimes of the jurisdictions where the Group operates may have a material adverse effect on the Group's business, financial condition, results and/or operations.

The Group's activities are to a large extent governed by the fiscal legislation of the countries in which it operates. In addition, possible future changes in the tax legislation of those relevant jurisdictions may have a material adverse effect on the Group's business, financial condition, results and/or operations.

Presently, the Group enjoys tax incentives or concessions such as U.S. Tonnage Tax, Approved International Shipping Enterprise and Approved Shipping Logistics Enterprise Incentive. The

expiry or revocation of any of these tax incentives or concessions may have a material adverse effect on the Group's financial condition, results and/or operations if the Group is not granted new tax incentives that provide similar levels of concession.

The Group's financial results are based on critical accounting estimates, assumptions and judgments, and the actual results may differ materially if these estimates turn out to be incorrect.

The Group's financial results reflect estimates, assumptions and judgments of, *inter alia*, the factors listed below:

- Impairment of tangible assets and intangible assets

  The Group had intangible assets of US$156.9 million as at 3 April 2009, of which US$129.1 million relates to goodwill arising from consolidation. Under the Singapore Financial Reporting Standards, goodwill arising from consolidation is tested for impairment annually and whenever there is indication that the goodwill may be impaired. Goodwill is allocated to each of the Group's cash generating units expected to benefit from synergies arising from the business combination. An impairment loss is recognised when the carrying amount of the cash generating unit exceeds the recoverable amount of the cash generating unit. The recoverable amount is the higher of fair value less cost to sell and value-in-use.

  In FY2006, following a review of the warehousing service businesses, goodwill was written down by US$100 million.

  Similarly, tangible assets and intangible assets, other than goodwill, are tested for impairment annually and when there is objective evidence or indication that the carrying amount may not be recoverable.

  There is no assurance that the Group will not incur impairment losses for tangible and intangible assets in the future. Any impairment (which is a non-cash charge) required under the Singapore Financial Reporting Standards may adversely affect the Group's financial results for future financial periods.

- Residual values and useful lives of property, plant and equipment

  The Group reviews the residual values and useful lives of property, plant and equipment at each balance sheet date, in accordance with the accounting policy stated in the consolidated financial statements of the Company. Significant judgment is required in determining the residual values and useful lives of property, plant and equipment.

- Impairment of trade receivables

  The Group assesses at each balance sheet date whether there is objective evidence that trade receivables have been impaired. Where there is objective evidence of impairment, management measures impairment loss based on a review of the current status of existing trade receivables and past collections experience. Such provisions are adjusted periodically to reflect actual and anticipated experience.

- Provisions

  Provisions are recognised in accordance with the accounting policy stated in the consolidated financial statements of the Company. To determine whether it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made, the Group takes into consideration factors such as the existence of legal/contractual agreements, past historical experience, external advisors' assessments and other available information.

- Income taxes

  The Group is subject to income taxes in numerous jurisdictions. The Group assesses the income taxes in accordance with the accounting policy stated in the consolidated financial

statements of the Company. Significant judgment is required in determining the Group's provision for income taxes.

- Share-based payments

  Equity-settled share-based payments are measured at fair value at the date of grant or award, and there are assumptions used in the valuation models for determining fair values.

These estimates, assumptions and judgments are continually evaluated and are based on historical experience and other factors. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. There is no assurance that these estimates, assumptions and judgements are accurate and the Group's actual financial results may differ materially if they are found to be incorrect.

The Group's success in the future may depend, in part, on the successful implementation of its strategies.

The Group anticipates that successful implementation of its strategies will be important for its future growth. Whether the Group succeeds in pursuing new growth opportunities will depend on its ability to identify and acquire suitable projects and reach agreement with potential partners on satisfactory commercial and technical terms. There is no assurance that such opportunities or agreements can be identified or reached or that any of the Group's proposed acquisitions or agreements will be completed on satisfactory commercial terms or at all.

The Group also anticipates that its future growth will come mainly from the expansion of its operations globally. As a participant in the international shipping, terminals and logistics businesses, the Group is subject to various risks beyond its control, such as the instability of economies and governments and changes in laws and policies affecting trade and investment activities. The events arising from such risks could potentially affect its business or investments in the future. Please refer to the risk factor entitled "**A. Risk(s) Relating To The Group's Operations – Political, economic and other risks in the markets where the Group has operations may cause serious disruptions to its business, which in turn may adversely affect the Group's business, financial condition, results and/or operations and may result in a decline in the value of the Shares.**" for more details.

Some or all of the Group's existing and planned projects may not be completed.

The Group's success and financial performance will depend on the ability of the Group to identify, develop, market and sell its services in a timely and cost effective manner. The Group's activities are subject to the risk of changes in regulations, delays in obtaining required approvals, natural disasters, any reliance on third party contractors as well as the risk of decreased market demand. As a result of these and other factors described herein, no assurance can be given as to whether or when existing and planned projects will be successfully completed.

Non-completion of the Group's existing and planned projects may have a material and adverse effect on the Group's business, financial condition, results and/or operations.

The Group has a holding company structure.

Most of the Company's assets are shareholdings (direct and indirect) in its subsidiaries, associated companies and joint ventures. The Company's ability to continue to pay dividends is therefore subject to the upstreaming of dividends and other payments received from its subsidiaries, associated companies and joint ventures. Both the timing and ability of certain subsidiaries, associated companies and joint ventures to pay dividends are limited by applicable laws and may be limited by conditions contained in certain of their agreements. In the event that the Company's subsidiaries, associated companies and joint ventures do not pay any dividends or do so irregularly, the Company's cash flow may be adversely affected.

Additionally, the holding company structure may restrict the Company's ability to freely deploy funds across the Group, preventing the Company from effectively optimising capital management sources and needs across the Group.

The Group is subject to risks inherent in joint venture structures.

The Group has, and expects in the future to have, interests in joint venture entities in connection with its container shipping, logistics and terminals businesses. Disagreements may occur between the Group and its joint venture partners regarding the business and operations of the joint ventures which may not be resolved amicably. In addition, the Group's joint venture partners may (i) have economic or business interests or goals that are not aligned with those of the Group; (ii) take actions contrary to the Group's instructions, requests, policies or objectives; (iii) be unable or unwilling to fulfill their obligations; (iv) have financial difficulties; or (v) have disputes with the Group as to the scope of their responsibilities and obligations.

If one or more of the Group's joint venture partners (i) are unable to fulfill their respective contractual obligations (for example, they may default in making payments during future capital calls or capital raising exercises) or (ii) experience a decline in creditworthiness, the performance of the Group's joint ventures may be materially and adversely affected. Although joint venture agreements generally contain terms that govern the treatment of such events to the detriment of the defaulting party and the Group would generally seek to enforce its rights as enumerated within these legal agreements, the Group's business, financial condition, prospects, results and/or operations may still be materially and adversely affected.

The Group operates in a capital intensive industry that relies on the availability of sizeable amounts of debt and it may experience limited availability of funds.

As at 3 April 2009, the Group had approximately US$1.5 billion of total indebtedness. While the Group has unutilised banking facilities and available funds, there can be no assurance that the Group will be able to refinance indebtedness as and when such indebtedness becomes due on commercially reasonable terms or at all. The Group may be required to meet its funding needs by procuring financing on terms which restrict the Group in certain ways, including limiting its ability to pay dividends or requiring it to procure consents before it can pay dividends to Shareholders.

Additionally, the Group's level of indebtedness means that a material portion of its expected cash flow may be set aside for the payment of interest on its indebtedness, thereby reducing the funds available to the Group for use in its general business operations. The Group's level of indebtedness, coupled with the current global economic climate, may also result in accelerated demands of payment or calls by lenders on events of default. This may restrict the Group's ability to obtain additional financing for capital expenditure, acquisitions or general corporate purposes and may cause the Group to be particularly vulnerable in the current or any future general economic downturn. In addition, in the event the Group is required to restructure its borrowings or provide funding to any of its subsidiaries, associated companies or joint ventures to preserve long term shareholder value and optimise capital management structure within the Group, it may have to incur additional indebtedness or raise further capital through the issuance of new securities. As a result, Shareholders may experience a potential dilution.

The Group cannot assure Shareholders that it will be able to obtain additional financing for its needs, either on a short-term, or a long-term basis on terms favourable to the Group or at all. The factors that could affect the Group's ability to procure financing include the cyclicality of the Group's businesses and market disruption risks which could adversely affect the liquidity, interest rates and the availability of funding sources. In addition, further consolidation in the banking industry may also reduce the availability of credit as the merged banks seek to reduce their combined exposure to a particular company, sector or geography.

If the capital and credit markets continue to experience volatility and the availability of funds remains limited, the Group will incur increased financing costs associated with its debt and with the issuance of commercial paper and/or other debt instruments. Moreover, it is possible that the Group's ability to access the capital and credit markets may be limited by these or other factors at a

time when the Group would like, or need, to do so, which could have an impact on the Group's ability to grow its business, refinance maturing debt, maintain its dividends and/or react to changing economic and business conditions.

The Group relies on third party contractors to provide various services.

The Group engages third party contractors to provide various services in connection with its container shipping, logistics and terminals businesses. The Group is exposed to the risk that a contractor may require additional capital in excess of the price originally tendered to complete a project and may have to bear such additional amounts in order to provide the contractor with sufficient incentives to complete the project. Furthermore there is a risk that major contractors may experience financial or other difficulties which may affect their ability to carry out their contractual obligations, thus delaying the completion of the projects or resulting in additional costs to the Group. There can also be no assurance that the services rendered by such third party contractors will always be satisfactory or match the Group's targeted quality levels. If the contractors' service levels are sub-optimal, there may be an adverse impact on the Group's business, financial condition, prospects, results and/or operations.

The Group may be exposed to counter-party risks arising from certain financial or other arrangements and transactions entered into from time to time by the Group with third parties (including but not limited to banks and financial institutions).

From time to time, the Group enters into financial and other arrangements and transactions (including but not limited to hedging arrangements and contracts (including those in respect of interest rates, currencies and bunkers)), insurance contracts and bank deposit agreements with banks and financial institutions as well as other corporates and service providers. Certain of the Group's customers also provide security for payment of invoices in the form of performance guarantees and standby letters of credit issued by banks and financial institutions. The Group is exposed to risk of loss if such third parties default on their obligations due to financial difficulties faced in the ongoing global economic downturn or otherwise. Should any of the Group's counter-parties default on their obligations, there may be an adverse impact on the Group's business, financial condition, prospects, results and/or operations.

B. RISK(S) RELATING TO THE SHIPPING, TERMINALS AND LOGISTICS INDUSTRIES

(i) Shipping

The shipping industry is highly volatile in nature and subject to cyclical fluctuations, which may have a material adverse effect on the Group's business, financial condition, results and/or operations.

The profitability of the Group's business is driven by the volume of global trade. Under volatile or uncertain market conditions, or when there is depressed demand or oversupply, the volume of physical goods being traded or to be traded may be reduced for prolonged periods.

In particular, the shipping industry is both cyclical and volatile in terms of freight rates, vessel values and profitability, resulting from changes in the demand for and supply of shipping capacity. The demand for shipping capacity and the associated level of freight rates are largely driven by, and generally follow, global patterns of economic development, growth and activity. Changes in demand and freight rates are also influenced by developments and changes in seaborne and other transportation patterns, changes in weather patterns, environmental concerns, political conditions, armed conflicts, changes to regulatory regimes, canal and port closures, changes in fuel and lubricant prices, foreign exchange fluctuations, embargoes and strikes.

The global supply of shipping capacity is determined by the size and capacity of vessels in the existing fleet, the deployment of vessels around the world, the impact of port congestion, the delivery of new vessels, the ability to finance vessel delivery, the conversion of vessels to other uses and the loss of vessels, whether due to retirement, repair or disaster. Such supply may also be affected by regulation of maritime transportation practices, by governmental or international

authorities, including changes in environmental and other regulations that may limit the useful lives of vessels. Almost all of the factors influencing the supply of and demand for shipping capacity are outside the Group's control, and the nature, timing and degree of changes in industry conditions are unpredictable.

From 2003 to 2007, the container shipping industry enjoyed strong growth in demand and higher freight rates largely driven by global economic growth and continuing offshoring of manufacturing operations to China and other countries where manufacturing costs are low. Historically, industry participants have responded to such periods of high demand by placing orders for newbuilds with shipyards. The lead time between orders and delivery is about two to three years. There has been general industry indication that there would be a decline in demand for container shipping and an increase in supply in the next one to two years. Freight rates are therefore expected to be under pressure in the foreseeable future as supply is expected to exceed demand. To the extent that the present value of future freight rates for the Group's container shipping operations is reduced as a result of poor freight rate and volume outlook, there is a possibility that an impairment loss may have to be taken.

As a result of the expected imbalance between supply and demand of container shipping capacity in the next few years, the market value and/or charter rates for container ships and containers are expected to decrease. Therefore, the ability of the Group to realise the book value of its assets (container ships and containers) through sale in the secondary market or through the chartering out of these assets cannot be assured, and the Group's business, financial condition, results and/or operations may be adversely affected as a result.

The shipping industry is a highly competitive industry, which may have a material adverse effect on the Group's financial condition, results and/or operations.

The container shipping industry is highly fragmented among many global and regional carriers, owners and operators of container ships and is characterised by intense competition. The container shipping business is characterised by large fixed investments in ships, containers, IT networks and worldwide sales and operational presence. Participants in this industry have a propensity to reduce freight rates to variable cost levels in an economic downturn as many consider their cost structure to be largely fixed.

The container shipping business is also underpinned by economies of scale. Participants with larger fleets, larger total volumes and larger sized ships are conferred cost per unit advantages when their utilisation compares well with the market. The Group faces competition from participants who enjoy larger economies of scale by virtue of their larger market share, larger fleet, larger volumes and larger individual ship sizes.

In addition, existing or new competitors acquiring ships at current distressed prices may result in increased competition and higher pressure on margins which may have a material adverse effect on the Group's financial condition, results and/or operations.

The value and operational life of a vessel is determined by a number of factors, including the vessel's efficiency, operational flexibility and physical life. A vessel's efficiency depends on its speed, fuel economy and the ability to load and unload quickly. A vessel's operational flexibility includes the vessel's ability to enter harbours, utilise related docking facilities and pass through canals and straits. A vessel's physical life is related to the original design and construction, maintenance and the impact of the stress of vessel operations.

If new vessels that are more efficient, operationally more flexible or have longer physical lives than the Group's vessels are built for and used by the Group's competitors, these more technologically advanced vessels could adversely affect the operational competitiveness of the Group's vessels.

The Group also competes with international freight forwarders. These freight forwarders act as intermediaries between container shipping firms and beneficial cargo owners. Such disintermediation could affect the margins of container shipping.

The Group currently operates in various alliances, including TNWA. TNWA comprises APL, Mitsui O.S.K. Lines Ltd and Hyundai Merchant Marine, Co., Ltd. The benefit of alliance operations includes wider port coverage or frequency of liner services for a given fleet contributed into the alliance by a single partner. If TNWA or any of the alliances which the Group participates in are disrupted for any reason, the Group can expect operational disruptions and a deterioration of its service offerings. This may have a material adverse impact on the Group's business, financial condition, results and/or operations.

The aging of the Group's fleet may result in increased operating costs in the future, which may adversely affect its earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As the Group's fleet ages, the Group will incur increased costs.

Older vessels are more costly to maintain than more recently constructed vessels due to the normal wear and tear that occurs over the life of a vessel as well as improvements in technology that newer vessels benefit from. Cargo insurance rates are higher and fuel efficiency is lower, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards relating to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to the Group's vessels and may restrict the type of activities in which the Group's vessels may engage. Such increased operating costs may adversely affect the Group's earnings.

There can be no assurance that, as the Group's vessels age, market conditions will justify those expenditures or enable the Group to operate its vessels profitably during the remainder of their useful lives.

The Group operates in a consolidating industry, which may adversely affect the Group's business, financial condition, results and/or operations.

Although the container shipping industry is generally fragmented with a large number of players, the industry is in a state of consolidation, for example, the acquisition of P&O Nedlloyd by the A.P. Moller-Maersk Group, the acquisition of CP Ships Limited by TUI AG, the parent of Hapag-Lloyd AG, and the acquisition of Delmas-Vieljeux Line, a French shipping group, by CMA CGM S.A..

Due to this consolidation, the increasing size, financial strength and operating efficiency of the Group's competitors may weaken the Group's competitiveness in the market. Therefore, the Group's business, financial condition, results and/or operations may be materially and adversely affected.

Claimants may arrest the Group's vessels and seize its containers, which may interrupt the Group's operations and consequently its cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a claim against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may enforce its claim by arresting a vessel or seizing its containers through foreclosure proceedings.

The arrest or attachment of one or more of the Group's vessels and the seizure of its containers may disrupt the Group's operations and, consequently, affect its cash flow. The Group may be required to pay large sums to have the arrest, attachment or seizure lifted. Any such claim, even one without merit, may result in substantial costs and diversion of resources and may materially and adversely affect the Group's business, financial condition, results and/or operations.

In addition, in some jurisdictions, under the "sister ship" theory of liability, a claimant may arrest both the vessels that are subject to its claim and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants may try to assert "sister ship" liability against one vessel in the Group's fleet for claims relating to another of its vessels.

A claim that results in the arrest of one or more vessels or the seizure of its containers may have a material adverse effect on the Group's business, financial condition, results and/or operations.

Prolonged delays in the delivery of vessels and containers may have an adverse effect on the Group's business, financial condition, results and/or operations.

In the event the Group purchases vessels directly from shipyards, the Group will be required to expend substantial sums in the form of downpayments and progress payments during the construction of newbuildings, but would not derive any revenue from these vessels until after their delivery. A delay in the delivery of newbuildings, or failure to deliver any vessels, whether or not penalty payments are received, would delay the receipt of expected revenues from the operation of such vessels. The delivery of the newbuildings could be delayed due to:

- work stoppages or other labour disturbances or other events that could disrupt the operations of the shipbuilder;
- the shipyard's refusal to fulfill its contractual obligations;
- quality or engineering problems;
- changes in governmental regulations or maritime self-regulatory organisation standards;
- lack of raw materials;
- bankruptcy or other financial crisis of the shipbuilder or one or more of its key vendors;
- a backlog of orders at the shipbuilder or one or more of its key vendors;
- hostilities, or political or economic disturbances in the countries where the vessels are being built;
- weather interference or catastrophic event, such as a major earthquake or fire;
- the Group's requests for changes to the original vessel specifications;
- shortages of or delays in the receipt of necessary construction materials, such as steel;
- the Group's inability to obtain requisite permits or approvals;
- a dispute with the shipyard over the vessel specifications outlined in the shipbuilding contract; or
- significant currency fluctuations in the country in which a shipyard operates.

The Group may also face delays in delivery of its containers due to, among other factors, lack of raw materials, work stoppages or other labour disturbances or other events that could stop the operations of the manufacturer or cause a backlog of orders with the manufacturer.

Prolonged delays in the delivery of vessels and containers may have a material adverse effect on the Group's business, financial condition, results and/or operations.

Any latent design defect discovered in a particular class of vessel or type of equipment will likely affect all of the assets of the Group of the same class or type.

All new vessels that the Group has agreed to purchase are, or will be, based on standard designs and customised by the Group, in consultation with the classification societies, and are, or will be, uniform in all material respects. As a result, any latent design defect discovered in one vessel or equipment will likely affect all of the Group's other assets of the same class or type.

Although the Group's existing vessels have been operating with no evidence of any material defects, there can be no assurance that latent defects will not be discovered in these or other vessels. In addition, all of the vessels the Group has agreed to acquire have, or will have, the same or similar equipment. As a result, any equipment defect discovered may affect all the Group's vessels. Any disruptions in the operation of the Group's vessels resulting from any such defect

may have a material adverse effect on the Group's business, financial condition, results and/or operations.

The shipping industry is a highly regulated industry that may require the Group to incur substantial costs in meeting existing and new regulations or limit its ability to do business, which may have a material adverse effect on the Group's business, financial condition, results and/or operations.

The container shipping industry is highly regulated, and the Group's operations are affected by extensive and evolving environmental protection laws and other regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which the Group's vessels operate, as well as in the countries in which such vessels are registered. Compliance with such laws and regulations may entail significant expenses, including expenses for ship modifications and changes in operating procedures.

The operating certificates and licences of the Group's vessels are renewed periodically during each vessel's required annual survey. However, governmental or quasi-governmental regulation of vessels may change in the future and require the Group to incur significant capital expenditures on its vessels to keep them in compliance. In addition, the Group may be required by various governmental and quasi-governmental bodies to obtain permits and licences required for the operation of its businesses. These permits may become costly or impossible to obtain or renew on acceptable terms, if at all.

The Group may also incur substantial costs in order to comply with existing and future environmental and health and human safety requirements, including, among other things, obligations relating to air emissions, maintenance and inspection, development and implementation of emergency procedures and insurance coverage. The Group may also face substantial liability for penalties, fines, damages and remedial costs associated with hazardous substance spills or other discharges into the environment involving its vessels under such laws and regulations. As such conventions, laws and regulations are often revised, and because the related costs of compliance are often impossible to assess until the extent of the Group's obligations under such conventions, laws and regulations are clearly determinable, the Group is unable to predict the nature or the long-term costs of compliance.

Additional laws and regulations may also be adopted that could limit the Group's ability to do business and could have a material adverse effect on its financial condition, results and/or operations.

The Group is also subject to the risk of unilateral governmental or quasi-governmental action and regulation in the territories in which its vessels operate. Such risks include sanctions that prohibit trade in particular areas, restrictive actions such as vessel arrest, limitations on vessel operations or local ownership requirements, loss of contractual rights and requisition. Requisition occurs when a government takes control of a ship and becomes the owner or takes control of a ship and effectively becomes the charterer at dictated rates. The impact of any of these events may increase the costs of operating the Group's vessels, decrease the revenues from its vessels or even preclude the operation of vessels in certain trade routes, any of which may have a material adverse effect on the Group's business, financial condition, results and/or operations.

Shipping regulations are expected to become more stringent in the near future.

The shipping industry is highly regulated and the general sentiment is that various international regulations and controls applicable to the shipping industry are expected to become more stringent in the near future. Under the International Safety Management Code ("**ISMC**"), which applies to the safe operation of the Group's vessels and requires the establishment of procedures for pollution prevention, amongst others, the Group's vessels will have to be inspected on a regular basis to be in compliance with the requirements of the ISMC in order to continue operating and trading internationally.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and may adversely affect the Group's business, financial condition, results and/or operations.

The hull and machinery of every commercial vessel must be classed by a classification society authorised by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules.

In addition, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.

If any of the Group's vessels does not maintain its class or fails any annual survey, intermediate survey or special survey, such vessel will be unable to ply or trade between ports and will be undeployable. As a result, the Group could be in violation of certain vessel-specific covenants in its vessel mortgage and related security documents. This would negatively impact the Group's business, financial condition, results and/or operations (including the Group's cash flow).

The shipping industry is subject to increased inspection procedures and new security regulations, which may cause disruption to the Group's business.

International container shipping is subject to security and customs inspections and related procedures in countries of origin, destination, and trans-shipment points. These inspection procedures may result in cargo seizure, delays in the loading, off-loading, trans-shipment or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, charterers.

Since the terrorist attacks of 11 September 2001, United States and Canadian authorities have increased container inspection rates of all imported containers. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers, that would enable remote, centralised monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, and the presence of chemicals, biological agents and radiation.

Changes to the inspection procedures and container security may result in additional costs and obligations on carriers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical. Additional costs may arise from current inspection procedures or future proposals that may not be fully recoverable from customers through higher rates or security surcharges. An increase in security and customs inspections and related procedures may materially and adversely affect the Group's business, financial condition, results and/or operations.

Removal of certain anti-competition (anti-trust) exemptions in the liner shipping industry may affect profitability.

The European Union has removed certain anti-competition (anti-trust) exemptions for the liner shipping industry. These laws are designed to preserve free and open competition in the marketplace in order to enhance competitiveness and economic efficiency. They generally prohibit coordination or agreements among competitors that may lead to the formation of cartels or monopolisation of certain businesses that adversely affect competition. Market dominance by a single liner company under some circumstances may also constitute a violation of the law. These changes in competition laws (whether in the European Union or elsewhere) may have an adverse effect on the profitability of liner shipping companies which have operated under such anti-competition (anti-trust) exemptions.

It is possible that liner shipping companies may face fines and other similar sanctions if they fail to comply with the new regulatory regime. This may result in a significant impact on the profitability of liners who are found not to be in compliance. If the Group is found not to be in compliance with the

new regulatory regime and sanctions are imposed on it, its business, financial conditions, results and/or operations may be materially and adversely affected.

The Group's vessels may be exposed to attacks by pirates or terrorists or be damaged or lost due to natural calamities, which may adversely affect the Group's business, financial condition, results and/or operations.

The Group's vessels may be attacked by pirates or terrorists. Pirate attacks continue to pose a problem for shipping lines. The Somalian coast and the Straits of Malacca, in particular, are known to be areas where pirates operate. In April 2009, a 1,100 TEU container vessel – the Maersk Alabama – was held hostage by pirates and subsequently released.

In addition, terrorist attacks such as the attacks on the United States on 11 September 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in world financial markets and may affect the Group's financial condition, results and/or operations. The conflicts in the Middle East and Afghanistan may lead to additional acts of terrorism, regional conflict or other armed conflict around the world, which may contribute to further economic instability in the global financial markets. Terrorist attacks targeted at sea-going vessels, such as the October 2002 attack in Yemen on the VLCC Limburg, may in the future also negatively affect the Group's business and directly impact its vessels or its customers.

More generally, the Group's vessels are exposed to a variety of natural calamities during operations, including violent storms, tidal waves, rogue waves and tsunamis. Any of these natural calamities could result in the Group's vessels grounding, sinking, colliding with other vessels or property, or the loss of life.

If the Group's vessels suffer damage, they would need to be repaired. The costs of such repairs are unpredictable and could be substantial. The loss of earnings while the Group's vessels are being repaired and repositioned, as well as the actual cost of such repairs, would decrease the Group's earnings. Further, the Group's existing insurance policies may be insufficient to, or may not, cover any such resulting damage or loss, which could adversely affect the Group's business, financial condition, results and/or operations.

The Group may be unable to retain its service contracts with the U.S. Government.

The Group participates in the U.S. Maritime Administration of Department of Transport's Maritime Security Program ("**MSP**") through APL. Under this program, APL's U.S. flagged ships, manned by U.S. crews, carry cargo for the U.S. Department of Defense. The current MSP contracts run through to 2014. APL's future participation in the MSP is subject to review and renewal by the U.S. Government.

The Group may be adversely affected by the expiration of a long-term intermodal contract in the U.S..

The Group's service offerings into the U.S. include an intermodal service, for which it maintains a long-term intermodal contract with one of the U.S. railroad companies. The contract expires in 2011, and the Group is in the process of renegotiating the contract. No assurance can be given that the Group will be able to maintain its current intermodal rates following the establishment of the renewed contract, or that the contract will be successfully renewed. Any increase in intermodal rates following the renewal of the contract with no subsequent passing on of the increased cost to customers may have a material adverse effect on the Group's business, financial condition, results and/or operations.

The Company's employees have been implicated in certain corruption and fraud charges in Taiwan, and there can be no assurance that there will be no governmental or regulatory proceedings against the Company or its subsidiaries, or that any such proceeding would not have a material adverse effect on the Company or its results of operations.

Certain employees of American President Lines, Ltd (Taiwan branch) ("**Branch**"), a wholly-owned subsidiary of the Company, have been indicted or are expected to be indicted in connection with certain corruption and fraud charges in Taiwan relating to the falsification of data relating to port volumes in Kaohsiung Port resulting in excessive performance incentives received by it from the Kaohsiung Habor Bureau. The Branch has disgorged the excess incentive amounts to the Kaohsiung Habor Bureau and claims no involvement in the actions of these employees. It is not possible for the Company to predict whether the Taiwan government or any other governmental or regulatory authority, including in the United States where the Branch is incorporated, will seek to take action against the Company or the Branch. There can be no assurance that any such action would not have a material adverse effect on the Company its business, prospects or results of operations.

(ii) Terminals

The Group's terminals business relies heavily on global economic performance.

Performance as a terminal operator is driven by global demand, particularly in locations that serve as gateways to major customers. During an economic downturn, lower volumes of cargo are inevitable. While the impact of volume losses can be mitigated by improving terminal efficiency, lowering operating costs and reducing fixed and variable costs, there can be no assurance that the Group will be able to do so adequately. This may in turn have a material adverse impact on the Group's business, financial condition, results and/or operations.

There is strong competition within ports of operations for the Group's third-party customers.

Besides providing terminals services to APL and members of the Group's alliances, the Group also provides such services to third party customers. The different terminal operators within a port compete actively for carriers' businesses (including the Group's third party customers). Differentiating factors between competitors include the provision of high productivity operations, berth guarantees and other value-adding services at the lowest costs. This also includes the ability to efficiently transfer volumes of cargo from ship to land transport modes. Despite high levels of competition, terminal operators linked to a shipping company benefit from not only the shipping line volume, but also from the alliance volume. Although the Group's terminals unit benefits from its link to APL, the Group's competitors may be able to provide more cost-efficient services and there can be no assurance that the Group will be able to adapt accordingly and remain competitive. The Group's failure to remain competitive may adversely impact its business, financial condition, results and/or operations.

The Group's terminals business is dependent on APL and members of the Group's alliances.

The Group's terminals business is dependent on APL and members of the Group's alliances. If APL's business is adversely affected for any reason and/or any of the Group's alliances are terminated, this may have a material adverse impact on the Group's business, financial condition, results and/or operations.

(iii) Logistics

A slowdown in international trade would adversely affect business volume.

APL Logistics works mainly with multinational company manufacturers who are involved in international trade and require supply chain management services. To the extent that

international trade activity and the demand for logistics services is affected by factors such as the global economic slowdown, economic sanctions or outbreak or escalation of wars and hostilities, the operations of the Group's customers, and thereby, the demand for the Group's logistics services, would be affected.

The Group's logistics business is exposed to customer concentration risk.

A significant part of the revenue of APL Logistics is derived from a small number of key customers. If a number of APL Logistics' key customers are unable to honour their contracts, terminate such contract(s) or decide not to contract with APL Logistics in the future, and APL Logistics is unable to obtain replacement contracts on comparable terms, the Group's business, financial condition, results and/or operations may be materially and adversely affected.

Competition from existing industry players and new entrants may materially and adversely affect the financial performance of the Group's logistics services.

The industry in which APL Logistics operates is fragmented. It is an asset-light industry and is characterised by several players performing or carrying out various aspects of logistics services to different types of customers.

In the logistics business, services are generally provided under contracts secured through the competitive process of invited, negotiated and open tenders. APL Logistics' revenue from year to year is largely dependent on the number of contracts and the value of contracts successfully secured, as well as the shipment volume handled under those contracts. The number of contracts secured may bear no correlation from one year to another, therefore leading to a risk of revenue volatility. If APL Logistics fails to secure contracts through the competitive process of invited, negotiated and open tenders, its revenue and profitability would be adversely affected.

APL Logistics' success depends on its ability to compete effectively by maintaining long-term relationships with its customers, delivering quality and value-added services and continually upgrading its processes to ensure that it has the technological capabilities to consistently deliver cost-effective and intelligent logistics solutions to its customers. In the event that APL Logistics' competitors are able to provide comparable services at competitive prices and APL Logistics loses its customers without acquiring new replacement customers on comparable terms, its business and hence financial performance would be adversely affected. Furthermore, there are minimal barriers to entry in the industry that APL Logistics is operating in as it is an asset-light industry. There can be no assurance that APL Logistics will be able to compete successfully in the future.

The Group's logistics services are vulnerable to changes in end consumer demand.

A significant portion of APL Logistics' revenues are derived from product segments linked directly to consumer demand. A sudden shift in consumer demand, a change in consumer buying preferences or in supply chain procurement strategies can impact its revenue in the short-term. As APL Logistics adjusts to these market changes, it may incur higher short-term variable expenses (such as contract labour and personnel expenses) and is to some extent limited in its ability to respond to unpredictable supply and demand factors. Failure to adjust adequately to such changes may also have a material adverse impact on the Group's financial condition, results and/or operations.

APL Logistics has to make substantial upfront commitments in its warehouses and distribution functions.

For certain contract logistics projects, APL Logistics acquires or leases warehouses and distribution facilities on a long-term basis, and takes on assignments of employees from its customers. These arrangements could require significant investments in property, plant and equipment, personnel and management resources. APL Logistics commits capacity on the basis of projections of future demand. These projections may prove to be inaccurate due to developments in economic conditions or decisions by customers to terminate or not to renew

their contracts. While APL Logistics strives to minimise these risks (including entering into sub-leasing or other arrangements with its customers for the latter to lease or take up warehousing space and/or contract for the use of distribution facilities from the Group), its strategies may not be able to fully mitigate them. Insofar as APL Logistics is locked into fixed rate long-term contracts, its financial performance would be materially affected should such contracts become unprofitable.

APL Logistics is dependent on skilled and reliable service partners.

APL Logistics' service partners comprise mainly operators which provide manpower, equipment as well as warehousing and distribution space. In the event that APL Logistics is unable to retain the services of its service partners (or on terms which are equal or better than the existing terms) and is unable to procure the services of new service partners, its business, financial condition, results and/or operations may be adversely affected. In addition, as APL Logistics expands its network of services, it will need to source for skilled and reliable truck and warehouse operators in new locations. Much of its success will be dependent on whether it is able to procure the services of new service partners in these locations and on terms that are favourable to the Group as a whole. Failure to procure such services may have a material and adverse impact on the Group's business, financial condition, results and/or operations.

C. RISK(S) RELATING TO THE GENERAL ECONOMY

The Group's businesses may be adversely affected by the current disruption in the global credit markets and its associated impacts.

Since July 2007, disruption in the global credit markets, coupled with the repricing of credit risks, the deterioration in housing markets in the U.S., the United Kingdom and elsewhere and a slowdown in the global economy have created increasingly difficult conditions in the financial markets. These conditions have resulted in historic levels of volatility, less liquidity, widening of credit spreads and a lack of price transparency in certain markets. Most recently, these conditions have resulted in the failures of a number of financial institutions in the U.S. and unprecedented action by governmental authorities and central banks around the world.

It is difficult to predict how long these conditions will persist and how the Group's businesses and operating markets will be adversely affected. These conditions may be exacerbated by continuing volatility in the financial sector and the capital markets, or concerns about, or a default by, one or more institutions, which could lead to significant market wide liquidity problems, losses or defaults by other institutions. Accordingly, these conditions may adversely affect the Group's financial condition, results and/or operations in future periods. Should any of the Group's existing committed loan facilities, including revolving credit facilities, be cancelled, reduced or otherwise not be made available to the Group, the Group's liquidity and cash flow position may be materially and adversely affected.

In addition, the Group may become subject to litigation and regulatory or governmental scrutiny, or may be subject to changes in applicable regulatory regimes that may be materially adverse to the Group and its prospects. Furthermore, it is not possible to predict what structural and/or regulatory changes may result from the current market conditions or whether such changes may be materially adverse to the Group's businesses, financial condition, results and/or operations.

The Group's financial condition, results and/or operations may be adversely affected by payment delays or defaults by its customers.

The Group is subject to risks of losses resulting from defaults or delays in payment by its customers, in particular, those key customers under long-term fixed rate contracts. The Group made an allowance for doubtful receivables of US$9.2 million for the financial year ended 26 December 2008. Any material defaults or delays in payments by the Group's key customers may adversely affect its business, financial condition, results and/or operations. Some customers may be highly leveraged and subject to their own operating and regulatory risks, which may affect their cash flow.

Although the Group has in place various credit evaluation processes, credit policies and collection procedures, there can be no assurances on the timeliness of payments by customers and the ability of its customers to fulfill their payment obligations. Any deterioration in the credit worthiness of the Group's customers as a result of the current global economic recession would aggravate the credit risks that the Group is exposed to and may result in financial losses.

The Group's financial condition, results or operations may be adversely affected by foreign exchange risks.

The Group's major foreign currency exposures are in the Euro, Japanese Yen, Chinese Renminbi, Singapore Dollar, Canadian Dollar, Korean Won, Indian Rupee, British Pound and Taiwan Dollar. A substantial proportion of the Group's investments is and will continue to be denominated in U.S. Dollars and the respective local currencies of countries where the Group operates, while the Group's reporting currency is in U.S. Dollars. As a result, many of the Group's activities and income, costs and operating cash flows are exposed to foreign exchange gains or losses arising from various currency exposures, primarily with respect to the U.S. Dollar and the respective local currencies, when the assets and liabilities are translated into U.S. Dollars for financial reporting purposes. Consequently, segments of the Group's costs and margins are affected by fluctuations in the exchange rates between these currencies.

From time to time, the Group may enter into financial transactions to hedge its foreign exchange risks but there can be no assurance that such risks can be adequately mitigated. Such hedging transactions could potentially result in significant negative settlement.

The Group's profitability may be adversely affected by rising fuel oil prices.

The price and supply of fuel oil is unpredictable and influenced by events that are not within the Group's control, including geopolitical developments, supply and demand for oil and gas, decisions of the Organization of Petroleum Exporting Countries ("**OPEC**") and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production factors and environmental concerns. In recent years, the prices for fuel oil have been volatile. Significant or sustained increases in fuel oil prices would increase the Group's operating expenses, which may lead to a negative impact on profitability.

From time to time, the Group may enter into financial transactions to hedge its forecast fuel oil price exposure not covered by customer service contracts, whenever they are identified. There is no assurance that such hedging transactions entered into by the Group will adequately mitigate the negative impact of rising fuel oil prices on profitability. Such hedging transactions could potentially result in significant negative settlement. In addition, if the Group fails to collect or recover any bunker adjustment factors ("**BAF**") or pass on the impact of any such BAF to its customers, the profitability of the Group may be materially and adversely affected.

The Group is exposed to interest rate risk.

As at 3 April 2009, the Group had US$1.1 billion of total indebtedness that was subject to variable interest rates and thereby exposed to fluctuations in interest rates. A significant or sustained rise in interest rates would have a negative impact on profitability.

From time to time, the Group may enter into financial transactions to hedge its interest rate risks. However, there is no assurance that such hedging transactions entered into by the Group will adequately mitigate the negative impact of higher interest rates on profitability. Such hedging transactions could potentially result in significant negative settlements.

The Group is exposed to general inflationary pressures.

Prior to the third quarter of 2008, there were significant increases in the prices of commodities globally. Although commodity prices have since fallen, future increases in commodity prices globally may adversely affect the economic growth and stability of countries in which the Group

operates and dampen consumer sentiment as a result. This may in turn have a negative impact on the volume of trade.

The economic and political conditions in these countries make it difficult to predict whether commodities will continue to be available at prices that will not negatively affect economic growth and stability. There can be no assurance that future increases in commodity prices in the countries in which the Group operates will not lead to political, social and economic instability, which in turn may have a material adverse effect on the Group's business, financial condition, prospects, results and/or operations.

D. RISK(S) RELATING TO THE RIGHTS ISSUE

The "nil-paid" Rights and Rights Shares cannot be freely resold in the United States.

The offering and delivery of the "nil-paid" Rights to, and the offering and acquisition of the "nil-paid" Rights and the Rights Shares in the United States to and by certain persons reasonably believed to be QIBs, is being made in reliance on an exemption from the registration requirements of the Securities Act. None of the "nil-paid" Rights or the Rights Shares has been, or will be, registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States. Accordingly, investors who are QIBs and who are acquiring the "nil-paid" Rights or the Rights Shares in the Rights Issue pursuant to an exemption from the registration requirements of the Securities Act should note that the "nil-paid" Rights and the Rights Shares may not be freely resold or transferred in the United States. The "nil-paid" Rights and the Rights Shares may only be resold, renounced, pledged, or otherwise transferred or delivered in an offshore transaction in accordance with Rule 904 of Regulation S.

Shareholders who do not or are not able to accept their provisional allotment of Rights Shares will experience a dilution in their ownership of the Company.

If Shareholders do not or are not able to accept their provisional allotment of Right Shares, their proportionate ownership of the Company will be reduced. They may also experience a dilution in the value of their Shares. Even if a Shareholder sells his "nil-paid" Rights, or such "nil-paid" Rights are sold on his behalf, the consideration he receives may not be sufficient to compensate him fully for the dilution of his ownership of the Company as a result of the Rights Issue.

The Rights Issue may cause the price of the Company's Shares to decrease, and this decrease may continue.

The Rights Issue Price represents a discount of approximately 15.0% to the Closing Price of S$1.53 per Share and a discount of approximately 9.2% to the TERP of S$1.43 per Share. This discount, along with the number of Rights Shares, may result in a decrease in the trading price of the Shares and this decrease may continue after the completion of the Rights Issue.

An active trading market in the "nil-paid" Rights may not develop.

An active trading market in the "nil-paid" Rights may not develop on the SGX-ST during the trading period for such "nil-paid" Rights. In addition, because the trading price of the "nil-paid" Rights depends on the trading price of the Shares, the price of the "nil-paid" Rights may be volatile and subject to the same risks as noted elsewhere in this Offer Information Statement.

Investors may experience future dilution in the value of their Shares.

The Company may need to raise additional funds in the future to finance the repayment of borrowings, expansion of new developments relating to the Group's existing operations and/or to finance future investments. If additional funds are raised through the issuance by the Company of new Shares other than on a *pro rata* basis to existing Shareholders, the percentage ownership of existing Shareholders may be reduced and existing Shareholders may experience dilution in the value of their Shares.

The Company's Share price may fluctuate.

The market price for the Shares on the SGX-ST could be subject to significant fluctuations. Any fluctuation may be due to the market's perception of the likelihood of completion of the Rights Issue and/or be in response to various factors some of which are beyond the Company's control.

Examples of such factors include but are not limited to:

- variation in its operating results;
- changes in securities analysts' estimates of the Group's financial performance;
- fluctuations in stock market prices and volume;
- economic, stock and credit market conditions; and
- general changes in rules/regulations with regard to the industry that the Group operates in, including those that affect the demand for the Group's services.

Any of these events could result in a decline in the market price of the Shares during and after the Rights Issue.

The Rights Issue Price is fixed at S$1.30 for each Rights Share. There is no assurance that the market price of the Rights Shares, upon or subsequent to the listing and quotation thereof on the Main Board of the SGX-ST, will remain at or above the Rights Issue Price, or that the Rights Shares can be disposed of at or above the Rights Issue Price.

The Rights Issue Price is not an indication of the underlying value of the Company's Shares.

The Rights Issue Price was determined based on the closing price of the Company's Shares on the SGX-ST on 29 May 2009, being the last trading day of the Shares on the SGX-ST prior to the time of the Rights Issue Announcement. The Rights Issue Price was set at a discount to the Closing Price and to the TERP at that time. The Rights Issue Price does not bear a direct relationship to the book value of the Group's assets, past operations, cash flow, earnings, financial condition or any other established criteria for value, and Shareholders should not consider the Rights Issue Price to be any indication of the Company's Shares' underlying value. The Company's Shares may trade at prices lower than the Rights Issue Price in the future.

Shareholders need to act promptly and follow subscription instructions, otherwise their exercise of Rights may be rejected and their Rights may expire without value and without any compensation.

Shareholders who desire to accept their Rights or apply for excess Rights Shares in this Rights Issue must act promptly to ensure that all required forms, letters and payments are actually received by the relevant agents prior to the respective expiration dates and times as set forth under Appendices B, C and D to this Offer Information Statement. Failure to complete and sign the required acceptance forms or letters, the sending of an incorrect payment amount, or otherwise failure to follow the procedures that apply to a Shareholder's desired transaction may lead to rejection of all or part of the Shareholder's acceptance of the Rights and any Rights not accepted will expire without value and without any compensation.

None of the Company, the Share Registrar, CDP, or any Joint Lead Manager and Underwriter undertakes to contact the Shareholder concerning, or attempt to correct, an incomplete or incorrect acceptance form, letter or payment. The Company has sole discretion to determine whether an acceptance of Rights and acceptance of or subscription for new Shares properly follows the appropriate procedures. Shareholders who hold the Company's Shares through a securities sub-account, brokerage account or other similar custodial account with a depository agent, broker, custodian or nominee other than CDP are urged to consult their depository agent, broker, custodian or nominee without delay regarding the procedures that they need to follow for the subscription and payment for the Rights Shares.

The Company may be treated as a Passive Foreign Investment Company.

The Company has not determined whether it will be treated as a passive foreign investment company (a "**PFIC**") for U.S. federal income tax purposes for the current taxable year, and may not be able to make such a determination in future years. The Company may be a PFIC for the current or any future year. The determination of whether the Company is a PFIC is a factual determination made annually based on various facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. In general, the Company will be classified as a PFIC for any taxable year in which either (1) at least 75% of its gross income is passive income; or (2) at least 50% of the value (determined on the basis of a quarterly average) of its assets is attributable to assets that produce or are held for the production of passive income. Income is not necessarily treated as active merely because it is derived in connection with the Company's regular business operations.

If the Company is a PFIC in any year during which a U.S. investor owns Shares, the U.S. investor will generally be subject to special rules (regardless of whether the Company continues to be a PFIC) with respect to (i) any "excess distribution" (generally, any distributions received by the U.S. holder on the Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. investor in the three preceding taxable years or, if shorter, the U.S. investor's holding period for the Shares); and (ii) any gain realised on the sale or other disposition of Shares. Under these rules (a) the excess distribution or gain will be allocated rateably over the U.S. investor's holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If the Company is a PFIC, a U.S. investor holding Shares will generally be subject to similar rules with respect to distributions to the Company by, and dispositions by the Company of the stock of, any direct or indirect subsidiaries of the Company that are also PFICs. Although a "qualified electing fund" election would mitigate some of the adverse tax consequences of holding an equity interest in a PFIC, the Company does not intend to provide the information that would enable an investor to make this election. However, if the Shares are regularly traded on a qualifying exchange, a U.S. investor can avoid the interest charge by making an election to recognise gains on a mark to market basis. However, the mark to market election will not be available with respect to direct or indirect subsidiaries of the Company that are PFICs unless the equity shares of such subsidiaries are regularly traded on a qualifying exchange. U.S. investors are urged to consult their tax advisers about the application of the PFIC rules to the Company and their equity interest therein.

Following completion of the Rights Issue, Temasek may increase its shareholding interest in the Company and exercise control over matters requiring Shareholders' approval of not less than three-fourths majority.

As at the Latest Practicable Date, Temasek holds directly and through its subsidiaries, Lentor and Startree, approximately 67.43% of the Existing Share Capital. Accordingly, Temasek is presently able to exercise control over matters requiring Shareholders' approval by way of ordinary resolution[8].

In connection with the Rights Issue, the Temasek Entities have committed to the Joint Lead Managers and Underwriters to subscribe for the Underwritten Rights Shares at the Rights Issue Price, to the extent that such Rights Shares are not validly subscribed for under the Rights Issue. If the Temasek Entities are required to subscribe for all the Underwritten Rights Shares, Temasek would beneficially own approximately 81.38% of the Shares following the completion of the Rights Issue.

8 An ordinary resolution is required to be passed by a simple majority of such members as being entitled to do so, voting in person or, where proxies are allowed, by proxy present at a general meeting of the Company.

In that event, Temasek would also be able to exercise control over transactions requiring Shareholders' approval by way of special resolution[9] or requiring in part a vote of not less than a majority of 75%, such as in the case of a scheme of arrangement.

Temasek's interests may not be aligned with the interests of other Shareholders in such corporate actions and there is no assurance that any transaction that Temasek may be able to effect or facilitate will not be prejudicial to the interests of the other Shareholders or that Temasek will not delay or prevent a transaction that would be beneficial to the other Shareholders.

The public float of the Company may be reduced following completion of the Rights Issue.

Under Rule 723 of the Listing Manual, the Company is required to ensure that at least 10% of the Company's total number of issued Shares (excluding treasury shares) are held in public hands (as defined in the Listing Manual) ("**Minimum Public Float Threshold**").

As discussed above, if the Temasek Entities are required to subscribe for all the Underwritten Rights Shares, Temasek would beneficially own approximately 81.38% of the Shares following the completion of the Rights Issue and the aggregate proportion of the Shares held in non-public hands would be closer to falling short of the Minimum Public Float Threshold.

In the event that the percentage of the Shares held in public hands falls below the Minimum Public Float Threshold, the trading of the Shares may be suspended by the SGX-ST pursuant to Rule 1303(1) of the Listing Manual. The Company may be required to carry out a compliance placement exercise to comply with the Minimum Public Float Threshold within such period of time as may be permitted by the SGX-ST, failing which the Shares may continue to be suspended or be delisted.

The Underwriting Agreement may be terminated by the Joint Lead Managers and Underwriters.

As disclosed in Paragraph 7 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**" of this Offer Information Statement, the Rights Issue is underwritten in full in respect of the Underwritten Rights Shares by the Joint Lead Managers and Underwriters on the terms and subject to the conditions of the Underwriting Agreement.

The Joint Lead Managers and Underwriters may, under the terms of the Underwriting Agreement, terminate the agreement on account of, among other things, the occurrence of specified events having a material adverse effect on (i) the financial condition, assets, prospects, business or results of operations of the Group, or (ii) the ability of the Company to perform in any material respect its obligations under or with respect to or consummate the transactions contemplated under the Underwriting Agreement or this Offer Information Statement, or (iii) the ability of the Joint Lead Managers and Underwriters to market the Rights Issue or to enforce the contracts for the subscription and distribution of the Rights Shares and "nil-paid" Rights, or on the success of the Rights Issue or dealings in the Rights Shares or the "nil-paid" Rights in the secondary market. In addition, the obligations of the Joint Lead Managers and Underwriters are conditional upon, among other things, there being no breach of, among other things, the Irrevocable Undertaking. In the event that the Underwriting Agreement is terminated or the conditions under the Underwriting Agreement are not fulfilled, the Joint Lead Managers and Underwriters will cease to be liable to underwrite the Rights Issue and the Company may proceed with the Rights Issue without underwriting (subject to the approval of the SGX-ST and the Authority, as relevant).

9 A special resolution is required to be passed by a majority of not less than three-fourths of such members as being entitled to do so, voting in person or, where proxies are allowed, by proxy present at a general meeting of the Company.

ENTITLED SHAREHOLDERS

Entitled Shareholders are entitled to participate in the Rights Issue and to receive this Offer Information Statement, together with the ARE or the PAL, as the case may be, at their respective Singapore addresses. Entitled Depositors who do not receive this Offer Information Statement and the ARE may obtain them from CDP, the Share Registrar or any stockbroking firm for the period up to the Closing Date. Entitled Scripholders who do not receive this Offer Information Statement and the PAL may obtain them from the Share Registrar for the period up to the Closing Date.

Entitled Shareholders have been provisionally allotted Rights Shares under the Rights Issue on the basis of their shareholdings in the Company as at the Books Closure Date. Entitled Shareholders are at liberty to accept, decline, renounce or (in the case of Entitled Depositors only) trade on the SGX-ST (during the "nil-paid" Rights trading period prescribed by the SGX-ST) their provisional allotments of Rights Shares and are eligible to apply for additional Rights Shares in excess of their provisional allotments under the Rights Issue. Fractional entitlements to the Rights Shares will be disregarded in arriving at the Shareholders' entitlements and will, together with the Rights Shares represented by the provisional allotments of (i) Entitled Shareholders who decline, do not accept, or elect not to renounce or (in the case of Entitled Depositors only) trade their provisional allotment of Rights Shares under the Rights Issue (during the "nil-paid" Rights trading period prescribed by the SGX-ST) and/or (ii) ineligible Shareholders, be aggregated and used to satisfy excess Rights Shares applications (if any), or disposed of or otherwise dealt with in such manner as the Directors may, in their absolute discretion, deem fit for the benefit of the Company. In the allotment of excess Rights Shares, preference will be given to the rounding of odd lots, and Directors and Substantial Shareholders (including the Temasek Entities) will rank last in priority.

All dealings in and transactions of the provisional allotments of Rights Shares through the SGX-ST will be effected under the book-entry (scripless) settlement system. Accordingly, the PALs, which are issued to Entitled Scripholders, will not be valid for delivery pursuant to trades done on the SGX-ST.

For Entitled Depositors (which excludes Entitled Scripholders, investors who hold Shares through a finance company or Depository Agent and CPFIS Members), acceptances of the Rights Shares and (if applicable) applications for excess Rights Shares may be made through CDP or by way of Electronic Application at any ATM of a Participating Bank.

For Entitled Scripholders, acceptances of the Rights Shares and (if applicable) applications for excess Rights Shares may be made through the Share Registrar.

For investors who hold Shares through finance companies or Depository Agents or CPFIS Members who had bought Shares under the CPFIS-OA, acceptances of the Rights Shares and (if applicable) applications for excess Rights Shares must be done through the respective finance companies, Depository Agents or approved CPF agent banks. Such investors and CPFIS Members are advised to provide their respective finance companies, Depository Agents or approved CPF agent banks, as the case may be, with the appropriate instructions no later than the deadlines set by them in order for such intermediaries to make the relevant acceptance and (if applicable) application on their behalf by the Closing Date. Any acceptance and/or application made directly through CDP, Electronic Applications at ATMs of Participating Banks, the Share Registrar and/or the Company will be rejected.

For CPFIS Members, acceptances of the Rights Shares and (if applicable) applications for excess Rights Shares can only be made using CPF Funds, subject to applicable CPF rules and regulations. CPFIS Members who wish to accept the provisional allotments of Rights Shares and (if applicable) apply for excess Rights Shares using CPF Funds will need to instruct their respective approved CPF agent banks, where they hold their CPF Investment Accounts, to accept the Rights Shares and (if applicable) apply for the excess Rights Shares on their behalf in accordance with this Offer Information Statement. In the case of insufficient CPF Funds or stock limit, CPFIS Members may top-up cash into their CPF Investment Accounts before instructing their respective approved CPF agent banks to accept the Rights Shares and (if applicable) apply for excess Rights Shares. For the avoidance of doubt, CPF Funds may not be used for the purchase of the provisional allotments of the Rights Shares directly from the market.

For renouncees of Entitled Shareholders or Purchasers whose purchases are settled through finance companies or Depository Agents, acceptances of the Rights Shares represented by the provisional allotment of Rights Shares purchased must be done through the respective finance companies or Depository Agents. Such renouncees and Purchasers are advised to provide their respective finance companies or Depository Agents, as the case may be, with the appropriate instructions no later than the deadlines set by them in order for such intermediaries to make the relevant acceptances on their behalf by the Closing Date. Any acceptances of the Rights Shares made directly through CDP, Electronic Applications at ATMs of Participating Banks, the Share Registrar and/or the Company will be rejected.

The procedures for, and the terms and conditions applicable to, acceptances, renunciation and/or sales of the provisional allotments of Rights Shares and for the applications for excess Rights Shares, including the different modes of acceptance or application and payment, are contained in Appendices B, C and D to this Offer Information Statement and in the PAL, the ARE and the ARS.

FOREIGN SHAREHOLDERS

This Offer Information Statement and its accompanying documents have not been and will not be lodged, registered or filed in any jurisdiction other than Singapore. The distribution of this Offer Information Statement and its accompanying documents may be prohibited or restricted (either absolutely or subject to various relevant requirements, whether legal or administrative, being complied with) in certain jurisdictions under the relevant laws of those jurisdictions. For practical reasons and in order to avoid any violation of the securities or other legislation applicable in jurisdictions other than Singapore, this Offer Information Statement and its accompanying documents will not be despatched to Foreign Shareholders.

Foreign Shareholders will not be entitled to participate in the Rights Issue. Accordingly, no provisional allotment of Rights Shares will be made to Foreign Shareholders and no purported acceptance or application for the Rights Shares by Foreign Shareholders will be valid.

This Offer Information Statement and its accompanying documents will also not be despatched to persons purchasing the provisional allotments of Rights Shares through the book-entry (scripless) settlement system if their registered addresses with CDP are outside Singapore ("**Foreign Purchasers**"). Subject to applicable laws, Foreign Purchasers who wish to accept the provisional allotments of the Rights Shares credited to their Securities Accounts should make the necessary arrangements with their Depository Agents or stockbrokers in Singapore.

The Company reserves the right, but shall not be obliged, to treat as invalid any ARE, ARS or PAL which (a) appears to the Company or its agents to have been executed in any jurisdiction outside Singapore, (b) provides an address outside Singapore for the receipt of the share certificate(s) for the Rights Shares or which requires the Company to despatch the share certificate(s) to an address in any jurisdiction outside Singapore, or (c) purports to exclude any representation or warranty or confirmation, whether express or deemed, to be given by such person. The Company further reserves the right to reject any acceptances of the Rights Shares and/or applications for excess Rights Shares where it believes, or has reason to believe, that such acceptances and/or applications may violate any applicable legislation of any jurisdiction.

For the avoidance of doubt, even if a Shareholder provides a Singapore address at least three (3) Market Days prior to the Books Closure Date to the Share Registrar or CDP, as the case may be, the offer of Rights Shares to him will be subject to compliance with applicable securities laws outside Singapore to the extent reasonably practicable.

To the extent it is practicable to do so, arrangements may, at the absolute discretion of the Company, be made for the provisional allotments of Rights Shares which would otherwise have been provisionally allotted to Foreign Shareholders, to be sold "nil-paid" on the SGX-ST as soon as practicable after commencement of trading of "nil-paid" Rights. Such sales may, however, only be effected if the Company, in its absolute discretion, determines that a premium can be obtained from such sales, after taking into account the expenses expected to be incurred in relation thereto.

The net proceeds from all such sales, after deduction of any applicable brokerage, commissions and expenses, including GST, will be aggregated and paid to Foreign Shareholders in proportion to their respective shareholdings or, as the case may be, the number of Shares entered against their names in the Depository Register as at the Books Closure Date and sent to them at their own risk by ordinary post,

without interest or any share of revenue or other benefit arising therefrom, provided that where the amount of net proceeds to be distributed to any single Foreign Shareholder, persons in the United States, U.S. persons or persons acting to the account or benefit of any such persons is less than S$10.00, the Company shall be entitled to retain or deal with such net proceeds as the Directors may, in their absolute discretion, deem fit in the interests of the Company and no Foreign Shareholder, persons in the United States, U.S. persons or persons acting to the account or benefit of any such persons shall have any claim whatsoever against the Company, the Joint Lead Managers and Underwriters, CDP, CPF Board or the Share Registrar and their respective officers in connection therewith.

Where such provisional allotments are sold "nil-paid" on the SGX-ST, they will be sold at such price or prices as the Company may, in its absolute discretion, decide and no Foreign Shareholder, persons in the United States, U.S. persons or persons acting to the account or benefit of any such persons shall have any claim whatsoever against the Company, the Joint Lead Managers and Underwriters, CDP, CPF Board or the Share Registrar and their respective officers in respect of such sales or the proceeds thereof, the provisional allotments of Rights Shares or the Rights Shares represented by such provisional allotments.

If such provisional allotments cannot be or are not sold on the SGX-ST as aforesaid for any reason by such time as the SGX-ST shall have declared to be the last day for trading in the provisional allotments of Rights Shares, the Rights Shares represented by such provisional allotments will be issued to satisfy excess applications or dealt with in such manner as the Directors may, in their absolute discretion, deem fit in the interests of the Company and no Foreign Shareholder, persons in the United States, U.S. persons or persons acting to the account or benefit of any such persons shall have any claim whatsoever against the Company, the Joint Lead Managers and Underwriters, CDP, CPF Board or the Share Registrar and their respective officers in connection therewith.

Shareholders should note that the special arrangements described above will apply only to Foreign Shareholders.

Notwithstanding the foregoing, the "nil-paid" Rights and Rights Shares are not intended to be offered or sold to persons in the United States or to U.S. persons (as defined under Regulation S) outside the United States, except for offers and sales to QIBs who have provided to the Company (and the Company has accepted) a signed investor representation letter in the form attached as Appendix F to this Offer Information Statement (an "**Investor Representation Letter**"), pursuant to an applicable exemption from, or a transaction not subject to, the registration requirements of the Securities Act. Please refer to the Section entitled "**Offering, Selling and Transfer Restrictions**" of this Offer Information Statement for further information. The Company and the Joint Lead Managers and Underwriters reserve absolute discretion in determining whether to allow such participation as well as the identity of the persons who may be allowed to do so.

The "nil-paid" Rights and Rights Shares are being offered and sold outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S.

Notwithstanding anything herein, Shareholders and any other person having possession of this Offer Information Statement and/or its accompanying documents are advised to inform themselves of and to observe any legal requirements applicable thereto. No person in any territory outside Singapore receiving this Offer Information Statement and/or its accompanying documents may treat the same as an offer, invitation or solicitation to subscribe for any Rights Shares unless such offer, invitation or solicitation could lawfully be made without compliance with any registration or other regulatory or legal requirements in such territory.

GENERAL

No person should acquire any Rights or Rights Shares except on the basis of the information contained in this Offer Information Statement. This Offer Information Statement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, Rights or Rights Shares or to take up any entitlements to Rights Shares in any jurisdiction in which such an offer or solicitation is unlawful.

The distribution of this Offer Information Statement, the provisional allotment letters and/or the application forms for Rights Shares and/or excess Rights Shares into jurisdictions other than Singapore may be restricted by law. Persons into whose possession this Offer Information Statement and such other documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this Offer Information Statement.

Investors are advised to consult their legal counsel prior to making any offer, sale, resale, pledge or other transfer of the "nil-paid" Rights and the Rights Shares. No action has been or will be taken to permit the Rights Issue in any jurisdiction where action would be required for that purpose, except that this Offer Information Statement has been lodged with the Authority. Accordingly, the "nil-paid" Rights and the Rights Shares may not be offered, sold or delivered, directly or indirectly, and this Offer Information Statement may not be distributed, in any jurisdiction, except in accordance with legal requirements applicable in such jurisdiction. The Company and the Joint Lead Managers and Underwriters assume no responsibility in the event there is a violation by any person of such restrictions.

FOR INVESTORS IN THE UNITED STATES AND U.S. PERSONS

The "nil-paid" Rights and the Rights Shares have not been, and will not be, registered under the Securities Act or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, allotted, taken up, exercised, renounced, pledged, transferred or delivered, directly or indirectly, within the United States or to or by U.S. persons (as defined in Regulation S) except pursuant to an applicable exemption from, or a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. The "nil-paid" Rights and the Rights Shares may only be acquired by persons in the United States and U.S. persons outside the United States, in each case, who are QIBs pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Neither receipt of this Offer Information Statement nor any of its accompanying documents constitutes an offer of the "nil-paid" Rights or the Rights Shares to any Shareholder other than the Shareholder who has received this Offer Information Statement and its accompanying documents directly from the Company.

The "nil-paid" Rights and the Rights Shares have not been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the "nil-paid" Rights, the Rights Shares or the accuracy or adequacy of this Offer Information Statement. Any representation to the contrary is a criminal offence in the United States.

Further, if you are in the United States or are a U.S. person, you may not exercise any "nil-paid" Rights and/or acquire any Rights Shares offered hereby unless you are a QIB and have been invited to participate directly by the Company. In addition, in order to exercise your "nil-paid" Rights and/or acquire any Rights Shares offered hereby, you must have completed, duly executed and delivered to the Company (with a copy thereof to your Depository Agent (as defined herein), financial intermediary or nominee) prior to 23 June 2009, 5.00 p.m. Singapore time, an Investor Representation Letter (which the Company must have accepted), in the form attached as Appendix F to this Offer Information Statement. The Company and the Joint Lead Managers and Underwriters reserve absolute discretion in determining whether to allow such participation as well as the identity of the persons who may be allowed to do so.

In addition, each person in the United States or U.S. person, by accepting the delivery of this Offer Information Statement and its accompanying documents, or any "nil-paid" Rights or Rights Shares, will be deemed to have represented, warranted and agreed as follows:

1. It (or any account for which it is acting) is a Shareholder and has received an invitation addressed to it inviting it to participate in the Rights Issue.

2. It is a QIB with full power and authority to make the acknowledgements, representations, warranties and agreements contained herein, and, if it is acquiring the "nil-paid" Rights or the Rights Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a QIB, it has sole investment discretion with respect to each such account, and it has the full power and authority to make the acknowledgements, representations, warranties and agreements contained herein on behalf of each owner of such account.

3. To the extent it exercises the "nil-paid" Rights and subscribes for Rights Shares, or applies for excess Rights Shares, it will acquire such "nil-paid" Rights and Rights Shares for its own account, or for the account of one or more QIB(s) as to which it has full investment discretion, in each case for investment purposes, and not with a view to any resale, distribution or other disposition (within the meaning of U.S. securities laws) of the "nil-paid" Rights or the Rights Shares.

4. It understands that its receipt of the "nil-paid" Rights, any subscription it may make for Rights Shares and application it may make for excess Rights Shares will be subject to and based upon all the terms, conditions, representations, warranties, acknowledgements, agreements and undertakings and other information contained in this Offer Information Statement and its accompanying documents.

5. It is aware and understands (and each account for which it is acting has been advised and understands) that an investment in the "nil-paid" Rights or the Rights Shares involves a considerable degree of risk and that the "nil-paid" Rights and the Rights Shares are a speculative investment, and further, that no U.S. federal or state or other agency has made any finding or determination as to the fairness of any such investment or any recommendation or endorsement of any such investment.

6. It understands (and each account for which it is acting has been advised and understands) that no action has been or will be taken to permit an offering of the "nil-paid" Rights or the Rights Shares in any jurisdiction (other than the lodgment of this Offer Information Statement with the Authority); and it will not offer, resell, pledge or otherwise transfer any of the "nil-paid" Rights or the Rights Shares which it may acquire, or any beneficial interests therein, in any jurisdiction or in any circumstances in which such offer or sale is not authorised or to any person to whom it is unlawful to make such offer, sale, solicitation or invitation except under circumstances that will result in compliance with any applicable laws and/or regulations.

7. Without limiting the generality of the foregoing, it is aware and understands (and each account for which it is acting has been advised and understands) that (i) the "nil-paid" Rights and the Rights Shares have not been and will not be registered under the Securities Act or under any securities laws of any state or other jurisdiction of the United States; (ii) any offer and sale of the "nil-paid" Rights or the Rights Shares to it is being made pursuant to an exemption from the registration requirements of the Securities Act; and (iii) the "nil-paid" Rights and the Rights Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act; and it agrees, on its own behalf and on behalf of any accounts for which it is acting, that for so long as the "nil-paid" Rights or the Rights Shares are "restricted securities", it will not offer, resell, pledge or otherwise transfer any "nil-paid" Rights or Rights Shares which it may acquire, or any beneficial interest therein, except in an offshore transaction complying with Rule 904 of Regulation S.

8. To the extent it exercises the "nil-paid" Rights and subscribes for Rights Shares, or applies for excess Rights Shares, it acknowledges and agrees that it is not acquiring or subscribing for the "nil-paid" Rights or the Rights Shares as a result of any general solicitation or general advertising (as those terms are defined in Regulation D under the Securities Act). It understands and agrees that although offers and sales of the "nil-paid" Rights and the Rights Shares are being made in the

United States to QIBs, such offers and sales are not being made under Rule 144A under the Securities Act.

9. To the extent it exercises the "nil-paid" Rights and subscribes for Rights Shares, or applies for excess Rights Shares, it agrees not to deposit any "nil-paid" Rights or the Rights Shares into any unrestricted depository facility maintained by any depository bank unless and until such time as the "nil-paid" Rights or the Rights Shares are no longer "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.

10. Prior to making any investment decision to exercise the "nil-paid" Rights and subscribe for Rights Shares, or apply for excess Rights Shares, it (i) will have consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisers in each jurisdiction in connection herewith to the extent it has deemed necessary; (ii) will have been furnished with and will have carefully read and reviewed a copy of this Offer Information Statement and its accompanying documents; (iii) will have possessed all information relating to the Company and the Group and the "nil-paid" Rights and the Rights Shares which it believes is necessary or appropriate for the purpose of making its investment decision, including, without limitation, the Exchange Information (as defined below), and will have had a reasonable opportunity to ask questions of and receive answers from officers and representatives of the Company concerning the financial condition and results of operations of the Group and the purchase of the "nil-paid" Rights or the Rights Shares, and any such questions have been answered to its satisfaction; (iv) will have reviewed all information that it believes is necessary or appropriate in connection with an investment in the "nil-paid" Rights and the Rights Shares; and (v) will have conducted its own due diligence on the Group and the Rights Issue, and will have made its own investment decisions based upon its own judgment, due diligence and advice from such advisers as it has deemed necessary and will not have relied upon any recommendation, promise, representation or warranty of or view expressed by or on behalf of the Company, the Joint Lead Managers and Underwriters or their respective affiliates (including any research reports) (other than, with respect to the Company and any information contained in this Offer Information Statement).

11. Without limiting the generality of the foregoing, it acknowledges that (i) the Shares are listed on the SGX-ST and the Company is therefore required to publish certain business, financial and other information in accordance with the rules and practices of the SGX-ST (the "**Exchange Information**"), which includes, but is not limited to, a description of the nature of the Company's business and the Company's most recent balance sheet and profit and loss account, and similar statements for preceding years, and that it has reviewed such Exchange Information as it has deemed necessary or that it is able to obtain or access the Exchange Information without undue difficulty; and (ii) neither the Company nor any of its affiliates has made any representations to it, express or implied, with respect to the Company, the Group, the "nil-paid" Rights or the Rights Shares or the accuracy, completeness or adequacy of the Exchange Information.

12. It understands that the Exchange Information and this Offer Information Statement have been prepared in accordance with content, format and style which is either prescribed by the SGX-ST or under Singapore laws or is customary in rights offerings in Singapore, which differs from the content, format and style customary for similar offerings in the United States. In particular, (i) the Company's financial information contained in the Exchange Information and this Offer Information Statement have been prepared in accordance with Singapore Financial Reporting Standards; and (ii) with respect to the financial information contained in this Offer Information Statement, such financial information has not been prepared for an offering registered with the U.S. Securities and Exchange Commission. It further understands that the Company has not made a determination as to whether it may be classified as a PFIC for the current or any future taxable year and will not provide information required for it to make a "qualified election fund" election, and that there may be certain adverse consequences to it under United States tax laws if the Company were to be a PFIC in the current or any future taxable year in which it may hold Shares. It understands that a separate determination must be made each year as to the Company's PFIC status and is seeking its own advice on this matter.

13. It acknowledges that (i) any information that it has received or will receive relating to or in connection with the Rights Issue, and the "nil-paid" Rights or the Rights Shares, including this Offer Information Statement and the Exchange Information (collectively, the "**Information**"), has been prepared solely by the Company; and (ii) none of the Joint Lead Managers and Underwriters or any of their respective affiliates has verified such Information, and no recommendation, promise, representation or warranty (express or implied) is or has been made or given by the Joint Lead Managers and Underwriters or their respective affiliates as to the accuracy, completeness or sufficiency of the Information, and nothing contained in the Information is, or shall be relied upon as, a promise, representation or warranty by any of them or their affiliates. It also acknowledges that neither the Joint Lead Managers and Underwriters nor any of their affiliates are under any obligation to provide it with any amendment, update or replacement information with respect to the Information.

14. It will not hold the Joint Lead Managers and Underwriters or any of their respective affiliates responsible for any misstatements in or omissions to the Information or in any other written or oral information provided by the Company to it. It acknowledges that no written or oral information relating to the Rights Issue, the "nil-paid" Rights or the Rights Shares has been or will be provided by the Joint Lead Managers and Underwriters or any of their respective affiliates to it.

15. It is a highly sophisticated investor and has such knowledge and experience in financial, business and international investment matters as to be capable of evaluating the merits and risks of an investment in the "nil-paid" Rights and the Rights Shares. It, or any account for which it is acting, has the financial ability to bear the economic risk of investment in the "nil-paid" Rights and the Rights Shares, has adequate means of providing for its current and contingent needs, has no need for liquidity with respect to any investment it (or such account for which it is acting) may make in the "nil-paid" Rights and the Rights Shares, and is able to sustain a complete loss in connection therewith and it will not look to the Company, or to the Joint Lead Managers and Underwriters, for all or part of any such loss or losses it may suffer. It has no reason to anticipate any change in its circumstances, financial or otherwise, which may cause or require any sale or distribution by it of all or any part of any "nil-paid" Rights or Rights Shares it may decide to invest in.

16. It understands and acknowledges that the Joint Lead Managers and Underwriters are assisting the Company in respect of the Rights Issue and that the Joint Lead Managers and Underwriters are acting solely for the Company and no one else in connection with the Rights Issue and, in particular, are not providing any service to it, making any recommendations to it, advising it regarding the suitability of any transactions it may enter into to subscribe or purchase any "nil-paid" Rights or Rights Shares nor providing advice to it in relation to the Company, the Rights Issue or the "nil-paid" Rights or the Rights Shares. Further, to the extent permitted by law, it waives any and all claims, actions, liabilities, damages or demands it may have against the Joint Lead Managers and Underwriters or any of their respective affiliates arising from the Rights Issue and their engagement with the Company.

17. It understands that the foregoing representations and acknowledgments have been provided in connection with United States, Singapore and other securities laws. It acknowledges that the Company and the Joint Lead Managers and Underwriters, their respective affiliates and others (including legal counsels to each of the Company and the Joint Lead Managers and Underwriters) will rely upon the truth and accuracy of the foregoing acknowledgements, representations, warranties and agreements and agree that, if at any time before the closing of the Rights Issue or the issuance of the Rights Shares, any of the acknowledgements, representations, warranties and agreements made in connection with its exercise of "nil-paid" Rights and subscription for Rights Shares or application for excess Rights Shares is no longer accurate, it shall promptly notify the Company in writing.

Any envelope containing a PAL, an ARE and/or an ARS and post-marked from the United States will not be accepted unless the Company has received a duly executed Investor Representation Letter in the form attached as Appendix F to this Offer Information Statement. Similarly, any PAL, ARE and/or ARS in which the exercising holder or subscribing applicant requests Rights Shares to be issued in registered form or credited to a Securities Account and gives an address in the United States will not be accepted. Any

payment made in respect of any PAL, ARE and/or ARS that does not meet the foregoing criteria will be returned without interest.

Any person in the United States or U.S. person outside the United States who obtains a copy of this Offer Information Statement or its accompanying documents and who has not been specifically invited by the Company to participate or who is not a QIB is required to disregard it.

In addition, until the expiration of the 40-day period beginning on the date on which the Company will allot and issue the Rights Shares, an offer to sell or a sale of, or subscription for, the "nil-paid" Rights or the Rights Shares within the United States by a broker/dealer (whether or not it is participating in the Rights Issue) may violate the registration requirements of the Securities Act.

U.S. Transfer Restrictions

The offering and delivery of the "nil-paid" Rights to, and the offering and acquisition of the "nil-paid" Rights and the Rights Shares in the United States to and by, certain persons in the United States and U.S. persons outside the United States, in each case who are reasonably believed to be QIBs, is being made pursuant to an exemption from the registration requirements of the Securities Act. None of the "nil-paid" Rights or the Rights Shares have been, or will be, registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States. Accordingly, the "nil-paid" Rights and the Rights Shares may not be offered, sold, resold, allotted, taken up, exercised, renounced, pledged, or otherwise transferred or delivered except in an offshore transaction in accordance with Rule 904 of Regulation S.

Procedures for Exercising the Rights by QIBs

If you are a QIB:

1. you may receive this Offer Information Statement and its accompanying documents from the Company by completing and delivering to the Company prior to 23 June 2009, 5.00 p.m. Singapore time, a duly executed Investor Representation Letter in the form attached hereto as Appendix F;

2. you may exercise your "nil-paid" Rights, subscribe for Rights Shares and apply for excess Rights Shares by instructing your Depository Agent, financial intermediary or nominee that you have been invited by the Company to participate in the Rights Issue, and that the Depository Agent, financial intermediary or nominee should contact Wong Kim Wah (Ms.) by e-mail at Kim_Wah_Wong@nol.com.sg if such Depository Agent, financial intermediary or nominee wishes to confirm you have been invited to participate; and

3. in order to participate in the Rights Issue, you must forward to your Depository Agent, financial intermediary or nominee prior to or at the time of such instruction to such Depository Agent, financial intermediary or nominee, as the case may be, a copy of the properly completed and executed Investor Representation Letter you have previously delivered to the Company.

The Company and its receiving agent have the discretion to refuse any PAL, ARE, ARS or other request to exercise "nil-paid" Rights, subscribe for Rights Shares or apply for excess Rights Shares that is incomplete, unexecuted or not accompanied by any required documentation or that otherwise does not comply with the terms and conditions of the Rights Issue, including the receipt by the Company of an executed Investor Representation Letter in the form attached hereto as Appendix F.

FOR INVESTORS OUTSIDE THE UNITED STATES

Each purchaser of the "nil-paid" Rights and/or the Rights Shares offered and sold in reliance on Regulation S will be deemed to have represented and agreed as follows (terms defined in Regulation S have the same meanings when used herein):

(a) the purchaser (i) is, and the person, if any, for whose account it is acquiring such "nil-paid" Rights and/or the Rights Shares is, outside the United States and is not a U.S. person, and (ii) is acquiring the "nil-paid" Rights and/or the Rights Shares in an offshore transaction meeting the requirements of Regulation S;

(b) the purchaser is aware that the "nil-paid" Rights and/or the Rights Shares have not been and will not be registered under the Securities Act and are being distributed and offered outside the United States to non-U.S. persons in reliance on Regulation S; and

(c) the purchaser acknowledges that the Company, the Joint Lead Managers and Underwriters, their affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Each person who exercises "nil-paid" Rights and subscribes for Rights Shares or excess Rights Shares, or who purchases "nil-paid" Rights or Rights Shares shall do so in accordance with the restrictions set out below.

European Union

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), an offer to the public of any "nil-paid" Rights or Rights Shares which are the subject of the Rights Issue contemplated by this Offer Information Statement may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any "nil-paid" Rights or Rights Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(1) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000; and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(3) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the "nil-paid" Rights or the Rights Shares shall result in a requirement for the publication by the Company or any Joint Lead Manager and Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any "nil-paid" Rights or Rights Shares under, the Rights Issue contemplated by this Offer Information Statement will be deemed to have represented, warranted and agreed to and with each Joint Lead Manager and Underwriter and the Company that:

(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any "nil-paid' Rights or Rights Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the "nil-paid" Rights or Rights Shares acquired by it in the Rights Issue have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Joint Lead Managers and Underwriters have been given to the offer or resale; or (ii) where "nil-paid" Rights or Rights Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those "nil-paid" Rights or Rights Shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an "offer to the public" in relation to any "nil-paid" Rights or Rights Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any "nil-paid" Rights or Rights Shares to be offered so as to enable an investor to decide to purchase any "nil-paid" Rights or Rights Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The Company has not been authorised, nor has this Offer Information Statement been approved, by the Hong Kong Securities and Futures Commission. Accordingly, no "nil-paid" Rights or Rights Shares may be offered or sold in Hong Kong by means of this Offer Information Statement, and no person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, this Offer Information Statement or any other advertisement, invitation or document relating to the "nil-paid" Rights or Rights Shares which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to "nil-paid" Rights or Rights Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

United Kingdom

No invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("**FSMA**") in relation to the "nil-paid" Rights or Rights Shares may be communicated or caused to be communicated to persons in the United Kingdom, except to persons who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005) or in circumstances where Section 21(1) of FSMA does not apply to the Company. All applicable provisions of FSMA must be complied with in respect of anything done in relation to the "nil-paid" Rights or Rights Shares in, from or otherwise involving the United Kingdom.

ENFORCEABILITY OF JUDGMENTS

The Company is a public company with limited liability incorporated under the laws of Singapore. A substantial number of the Directors and members of senior management are citizens or residents of countries other than the United States. A substantial portion of the assets of such persons and a substantial portion of the Company's assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or upon the Company, or to enforce judgments obtained in U.S. courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. In addition, there is substantial doubt as to the enforceability in Singapore, in original actions or in actions for enforcement based on the federal securities laws of the United States of judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state or territory within the United States.

No dealer, salesperson or other person is authorised to give any information or to represent anything not contained in this Offer Information Statement. You must not rely on any unauthorised information or representations. This document is an offer to sell only the Rights and the Rights Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this document is current only as of its date or as provided therein.

LISTING AND QUOTATION OF RIGHTS SHARES

In-principle approval has been obtained from the SGX-ST for the listing and quotation of the Rights Shares on the Main Board of the SGX-ST. The in-principle approval of the SGX-ST is not to be taken as an indication of the merits of the Company, its subsidiaries, the Shares, the Rights Issue, the "nil-paid" Rights or the Rights Shares.

Upon listing and quotation on the Main Board of the SGX-ST, the Rights Shares will be traded under the book-entry (scripless) settlement system. All dealings in and transactions (including transfers) of the Rights Shares effected through the SGX-ST and/or CDP shall be made in accordance with CDP's "Terms and Conditions for Operation of Securities Account with The Central Depository (Pte) Limited", as the same may be amended from time to time. Copies of the above are available from CDP.

ARRANGEMENTS FOR SCRIPLESS TRADING FOR ENTITLED SCRIPHOLDERS

Entitled Scripholders and their renouncees who wish to accept the Rights Shares provisionally allotted to them and (if applicable) apply for excess Rights Shares, and who wish to trade the Rights Shares issued to them on the SGX-ST under the book-entry (scripless) settlement system, should open and maintain Securities Accounts with CDP in their own names if they do not already maintain such Securities Accounts in order that the number of Rights Shares and, if applicable, the excess Rights Shares that may be allotted to them may be credited by CDP into their Securities Accounts.

Entitled Scripholders and their renouncees who wish to accept and/or apply for the excess Rights Shares and have their Rights Shares credited into their Securities Accounts must fill in their Securities Account numbers and/or National Registration Identity Card ("**NRIC**")/passport numbers (for individuals) or registration numbers (for corporations) in the relevant forms comprised in the PAL. Entitled Scripholders and their renouncees who fail to fill in their Securities Account numbers and/or NRIC/passport numbers (for individuals) or registration numbers (for corporations) or who provide incorrect or invalid Securities Account numbers and/or NRIC/passport numbers (for individuals) or registration numbers (for corporations) or whose particulars provided in the forms comprised in the PAL differ from those particulars in their Securities Accounts currently maintained with CDP, will be issued physical share certificates in their own names for the Rights Shares allotted to them and if applicable, the excess Rights Shares allotted to them. Such physical share certificates, if issued, will not be valid for delivery pursuant to trades done on the SGX-ST under the book-entry (scripless) settlement system, although they will continue to be *prima facie* evidence of legal title. If an Entitled Scripholder's address stated in the PAL is different from his address registered with CDP, he must inform CDP of his updated address promptly, failing which the notification letter on successful allotment and other correspondence will be sent to his address last registered with CDP.

A holder of physical share certificate(s) or an Entitled Scripholder who has not deposited his share certificate(s) with CDP but wishes to trade on the SGX-ST must deposit his share certificate(s) with CDP, together with the duly executed instrument(s) of transfer in favour of CDP, and have his Securities Account credited with the number of Rights Shares and/or existing Shares, as the case may be, before he can effect the desired trade.

TRADING OF ODD LOTS

Shareholders should note that the Shares are quoted on the SGX-ST in board lot sizes of 1,000 Shares. Shareholders who hold odd lots of Shares (that is, lots other than board lots of 1,000 Shares) are able to trade odd lots of Shares in board lots of one Share on the Unit Share Market of the SGX-ST.

In addition, the Company has applied for and obtained the approval of the SGX-ST for the establishment of a temporary counter to facilitate the trading of Shares in board lots of 250 Shares per board lot for a period of one month commencing on the first Market Day on which the Rights Shares are listed for quotation on the Main Board of the SGX-ST. The temporary counter is of a provisional nature. Investors who continue to hold odd lots of less than 1,000 Shares after one month from the listing of the Rights Shares may face difficulty and/or have to bear disproportionate transactional costs in realising the fair market price of such Shares.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

All statements contained in this Offer Information Statement, statements made in public announcements, press releases and oral statements that may be made by the Company or its Directors, officers or employees acting on its behalf, that are not statements of historical fact, constitute "forward-looking statements". Some of these statements can be identified by words that have a bias towards the future or are forward-looking such as, without limitation, "anticipate", "believe", "could", "estimate", "expect", "forecast", "if", "intend", "may", "plan", "possible", "probable", "project", "should", "will" and "would" or other similar words. However, these words are not the exclusive means of identifying forward-looking statements. All statements regarding the Group's expected financial position, operating results, business strategies, plans and prospects are forward-looking statements. These forward-looking statements, including but not limited to statements as to the Group's revenue and profitability, prospects, future plans and other matters discussed in this Offer Information Statement regarding matters that are not historical facts, are only predictions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Group's actual future results, performance or achievements to be materially different from any future results, performance or achievements expected, expressed or implied by such forward-looking statements.

Given the risks, uncertainties and other factors that may cause the Group's actual future results, performance or achievements to be materially different from that expected, expressed or implied by the forward-looking statements in this Offer Information Statement, undue reliance must not be placed on these statements. The Group's actual results, performance or achievements may differ materially from those anticipated in these forward-looking statements. Neither the Company nor any other person represents or warrants that the Group's actual future results, performance or achievements will be as expected, expressed or implied in those statements.

In light of the ongoing turmoil in the global financial markets and its contagion effect on the real economy, any forward-looking statements contained in this Offer Information Statement must be considered with significant caution and reservation.

Further, each of the Company, the Joint Lead Managers and Underwriters disclaims any responsibility to update any of those forward-looking statements or publicly announce any revisions to those forward-looking statements to reflect future developments, events or circumstances for any reason, even if new information becomes available or other events occur in the future. Where such developments, events or circumstances occur and are material, or are required to be disclosed by law and/or the SGX-ST, the Company may make an announcement via SGXNET and, if required, lodge a supplementary or replacement document with the Authority.

TAKE-OVERS IMPLICATIONS

The Code regulates the acquisition of ordinary shares of, *inter alia*, corporations with a primary listing on the SGX-ST, including the Company. Except with the consent of the Securities Industry Council, where:

(i) any person acquires whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by parties acting in concert with him) carry 30% or more of the voting rights of the Company; or

(ii) any person who, together with parties acting in concert with him, holds not less than 30% but not more than 50% of the voting rights in the Company and such person, or any party acting in concert with him, acquires in any period of six months additional shares carrying more than 1% of the voting rights,

such person must extend a mandatory take-over offer immediately to the Shareholders for the remaining Shares in the Company in accordance with the provisions of the Code. In addition to such person, each of the principal members of the group of parties acting in concert with him may, according to the circumstances of the case, have the obligation to extend an offer.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Code as a result of any acquisition of Rights Shares pursuant to the Rights Issue should consult the Securities Industry Council and/or their professional advisers.

PRIVATISATION BY WAY OF A SCHEME OF ARRANGEMENT

Pursuant to Section 210 of the Companies Act, if a majority in number representing three-fourths in value of the creditors or class of creditors or members or class of members present and voting either in person or by proxy at a meeting or the adjourned meeting to any compromise or arrangement, the compromise or arrangement shall, if approved by order of the High Court of Singapore, be binding on all the creditors or class of creditors or on the members or class of members, as the case may be, and also on the Company.

Should any Shareholder, pursuant to the Rights Issue, hold more than three-fourths in value of the total issued share capital of the Company (after full dilution following the completion of the Rights Issue), the Shareholder will be in the position to facilitate the privatisation of the Company by a third party acquirer by way of a scheme of arrangement under Section 210(3) of the Companies Act, subject to, *inter alia,* the satisfaction of the additional condition that the majority of the members or class of members present and voting at the meeting in respect of the arrangement, votes in favour of the privatisation.

VOLUNTARY DELISTING

Rule 1307 of the Listing Manual provides that the SGX-ST may agree to an application by an issuer to delist from the SGX-ST if:

(a) the issuer convenes a general meeting to obtain shareholder approval for the delisting;

(b) the resolution to delist the issuer has been approved by a majority of at least 75% of the total number of issued shares excluding treasury shares held by the shareholders present and voting, on a poll, either in person or by proxy at the meeting (the issuer's directors and controlling shareholder need not abstain from voting on the resolution); and

(c) the resolution has not been voted against by 10% or more of the total number of issued shares excluding treasury shares held by the shareholders present and voting, on a poll, either in person or by proxy at the meeting.

Should any Shareholder, pursuant to the Rights Issue, hold more than 75% of the total issued share capital of the Company (after full dilution following the completion of the Rights Issue), the Shareholder will be in the position to pass a Shareholders' resolution to voluntarily delist the Company, unless such a resolution is voted against by 10% or more of the issued shares (excluding treasury shares) held by the Shareholders present and voting.

For the purpose of this Offer Information Statement, the ARE, the ARS and the PAL, the following definitions apply throughout unless the context otherwise requires or unless otherwise stated:

"APL"	:	APL Group of companies
"APL Logistics"	:	APL Logistics Group of companies
"ARE"	:	Application form for Rights Shares and excess Rights Shares issued to Entitled Depositors in respect of their provisional allotments of Rights Shares under the Rights Issue
"ARS"	:	Application form for Rights Shares issued to Purchasers in respect of their purchase of provisional allotments of Rights Shares traded on the SGX-ST through the book-entry (scripless) settlement system
"ATM"	:	Automated teller machine
"Authority"	:	The Monetary Authority of Singapore
"Books Closure Date"	:	5.00 p.m. on 19 June 2009, being the time and date at and on which the Register of Members and the Share Transfer Books of the Company were closed to determine the provisional allotments of Rights Shares of Entitled Shareholders under the Rights Issue
"CDP"	:	The Central Depository (Pte) Limited
"Closing Date"	:	(i) **5.00 p.m. on 8 July 2009**, being the last time and date for acceptance of and/or excess application and payment for the Rights Shares under the Rights Issue through CDP or the Share Registrar; or (ii) **9.30 p.m. on 8 July 2009**, being the last time and date for acceptance of and/or excess application and payment for the Rights Shares under the Rights Issue through an ATM of a Participating Bank
"Closing Price"	:	The closing price of S$1.53 per Share on the SGX-ST on 29 May 2009 (being the last trading day of the Shares on the SGX-ST prior to the time of the Rights Issue Announcement)
"Code"	:	The Singapore Code on Take-overs and Mergers, as amended or modified from time to time
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore, as amended, modified or supplemented from time to time
"Company" or **"NOL"**	:	Neptune Orient Lines Limited
"CPF"	:	Central Provident Fund
"CPFIS-OA"	:	CPF Investment Scheme – Ordinary Account
"CPF Funds"	:	The CPF account savings of CPF members under the CPFIS-OA
"CPF Investment Account"	:	The investment account maintained with a CPF agent bank for the purpose of investment of CPF Funds under the CPFIS-OA
"CPFIS Members"	:	Investors who had bought Shares under the CPFIS-OA
"Directors" or **"Board"**	:	The directors of the Company, including alternate directors of the Company (if any), as at the date of this Offer Information Statement
"Electronic Application"	:	Acceptance of the Rights Shares and (if applicable) application for excess Rights Shares made through an ATM of a Participating

		Bank in accordance with the terms and conditions of this Offer Information Statement
"Entitled Depositors"	:	Shareholders with Shares standing to the credit of their Securities Accounts and whose registered addresses with CDP are in Singapore as at the Books Closure Date or who have, at least three (3) Market Days prior to the Books Closure Date, provided CDP with addresses in Singapore for the service of notices and documents. Notwithstanding the foregoing, Shareholders should note that the offer and sale of, or exercise or acceptance of, or subscription for, "nil-paid" Rights and Rights Shares to or by persons located or resident in jurisdictions other than Singapore may be restricted or prohibited by the laws of the relevant jurisdiction (please see Sections entitled "**Eligibility of Shareholders to Participate in the Rights Issue**" and "**Offering, Selling and Transfer Restrictions**" of this Offer Information Statement for further information)
"Entitled Scripholders"	:	Shareholders whose share certificates have not been deposited with CDP and who have tendered to the Share Registrar valid transfers of their Shares and the certificates relating thereto for registration up to the Books Closure Date and whose registered addresses with the Company are in Singapore as at the Books Closure Date or who have, at least three (3) Market Days prior to the Books Closure Date, provided the Share Registrar with addresses in Singapore for the service of notices and documents. Notwithstanding the foregoing, Shareholders should note that the offer and sale of, or exercise or acceptance of, or subscription for, "nil-paid" Rights and Rights Shares to or by persons located or resident in jurisdictions other than Singapore may be restricted or prohibited by the laws of the relevant jurisdiction (please see Sections entitled "**Eligibility of Shareholders to Participate in the Rights Issue**" and "**Offering, Selling and Transfer Restrictions**" of this Offer Information Statement for further information)
"Entitled Shareholders"	:	Entitled Depositors and Entitled Scripholders
"Existing Share Capital"	:	The existing issued and fully paid-up share capital of the Company comprising 1,473,513,398 Shares (excluding treasury shares) as at the Latest Practicable Date
"Foreign Purchasers"	:	Purchasers of the provisional allotments of Rights Shares whose registered addresses with CDP are outside Singapore at the time of purchase through the book-entry (scripless) settlement system
"Foreign Shareholders"	:	Shareholders with registered addresses outside Singapore as at the Books Closure Date and who have not, at least three (3) Market Days prior thereto, provided the Share Registrar or CDP, as the case may be, with addresses in Singapore for the service of notices and documents
"FY"	:	Financial year ended December
"FY2008 Audited Consolidated Financial Statements"	:	The audited consolidated financial statements of the Group for the financial year ended 26 December 2008, which enclosed an Independent Auditors' Report dated 26 February 2009 issued by

		Ernst & Young LLP, Public Accountants and Certified Public Accountants
"GA"	:	The Grand Alliance consortium, comprising Hapag-Lloyd, Nippon Yusen Kaisha and Orient Overseas Container Line
"Group"	:	The Company and its subsidiaries, collectively
"GST"	:	Goods and services tax levied under the Goods and Services Tax Act, Chapter 117A of Singapore
"Hyundai Merchant Marine"	:	Hyundai Merchant Marine Co. Ltd
"Irrevocable Undertaking"	:	The irrevocable undertaking dated 2 June 2009 (as supplemented on 4 June 2009) given by Lentor to the Company and the Joint Lead Managers and Underwriters, as set out in Paragraph 7 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**" of this Offer Information Statement
"Joint Lead Managers and Underwriters"	:	DBS Bank Ltd., J.P. Morgan (S.E.A.) Limited, Morgan Stanley Asia (Singapore) Pte., and The Hongkong and Shanghai Banking Corporation Limited
"Latest Practicable Date"	:	12 June 2009, being the latest practicable date prior to the date of this Offer Information Statement
"Lentor"	:	Lentor Investments Pte. Ltd., a wholly-owned subsidiary of Temasek
"Listing Manual"	:	The listing manual of the SGX-ST, as amended, modified or supplemented from time to time
"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"Mitsui O.S.K. Lines"	:	Mitsui O.S.K. Lines Ltd
"Offer Information Statement"	:	This document, together with (where the context requires) the PAL, the ARE, the ARS and all other accompanying documents to be issued by the Company in connection with the Rights Issue
"PAL"	:	The provisional allotment letter issued to Entitled Scripholders, setting out the provisional allotments of Rights Shares of such Entitled Scripholders under the Rights Issue
"Participating Banks"	:	DBS Bank Ltd. (including POSB), Oversea-Chinese Banking Corporation Limited, United Overseas Bank Limited and its subsidiary, Far Eastern Bank Limited
"Performance Share Plans"	:	The Performance Share Plan 1999 and the Performance Share Plan 2004
"Performance Share Plan 1999"	:	The share incentive plan for the granting of Shares to employees and executive directors of the Group, approved at a general meeting of the Company held on 10 November 1999, as subsequently terminated on 20 April 2004 without prejudice to the rights of participants of awards granted prior to termination
"Performance Share Plan 2004"	:	The share incentive plan for the granting of Shares to employees and executive directors of the Group, approved at a general meeting of the Company held on 20 April 2004

"Purchaser"	:	A purchaser of the provisional allotments of Rights Shares traded on the SGX-ST during the "nil-paid" Rights trading period through the book-entry (scripless) settlement system
"QIBs"	:	"Qualified institutional buyers" as defined in Rule 144A under the Securities Act
"Record Date"	:	In relation to any dividends, rights, allotments or other distributions, the date as at the close of business (or such other time as may have been notified by the Company) on which Shareholders must be registered with the Company or CDP, as the case may be, in order to participate in such dividends, rights, allotments or distributions
"Regulation S"	:	Regulation S under the Securities Act
"Rights"	:	The provisional entitlements to subscribe for Rights Shares
"Rights Issue"	:	The renounceable underwritten rights issue by the Company of Rights Shares at the Rights Issue Price, on the basis of three (3) Rights Shares for every four (4) existing Shares held by Shareholders as at the Books Closure Date, fractional entitlements to be disregarded, on the terms and conditions set out in this Offer Information Statement
"Rights Issue Announcement"	:	The announcement released by the Company via SGXNET on 2 June 2009 in relation to the Rights Issue
"Rights Issue Price"	:	The issue price of S$1.30 for each Rights Share
"Rights Shares"	:	1,105,135,048 new Shares to be allotted and issued by the Company pursuant to the Rights Issue
"Securities Account"	:	A securities account maintained by a Depositor with CDP (but does not include a securities sub-account maintained with a Depository Agent)
"Securities Act"	:	The U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder
"Securities and Futures Act"	:	Securities and Futures Act, Chapter 289 of Singapore, as amended, modified or supplemented from time to time
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Share Awards"	:	Share awards granted pursuant to the Performance Share Plans
"Shareholders"	:	Registered holders of Shares in the Register of Members of the Company, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the persons named as Depositors in the Depository Register maintained by CDP and whose Securities Accounts are credited with those Shares
"Share Options"	:	Share options granted pursuant to the Share Option Plan
"Share Option Plan"	:	The share option plan for the granting of Share Options to the employees and Directors of the Group (the **"Grantees"**), approved at a general meeting of the Company held on 10 November 1999, as modified by the share option plan for the granting of Share Options to the Grantees, approved at a general meeting of the Company held on 20 April 2004

"Share Registrar"	:	B.A.C.S. Private Limited
"Shares"	:	The ordinary shares in the capital of the Company
"Singapore"	:	The Republic of Singapore
"Startree"	:	Startree Investments Pte. Ltd., a wholly-owned subsidiary of Temasek
"Substantial Shareholder"	:	A person who has an interest or interests in voting shares in the Company representing not less than 5% of all the voting shares in the Company
"Sub-Underwriting Agreement"	:	The sub-underwriting agreement dated 2 June 2009 (as supplemented on 4 June 2009) entered into between Lentor and the Joint Lead Managers and Underwriters, the details of which are set out in Paragraph 7 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**" of this Offer Information Statement
"Sub-Underwriting Commitment"	:	Lentor's agreement to subscribe for the Underwritten Rights Shares at the Rights Issue Price to the extent that such Rights Shares are not validly subscribed for under the Rights Issue
"Supplemental Announcement"	:	The announcement released by the Company via SGXNET on 5 June 2009 in relation to the appointment of additional Joint Lead Managers and Underwriters for the Rights Issue
"Temasek"	:	Temasek Holdings (Private) Limited
"Temasek Entities"	:	Temasek, Lentor and Startree
"Temasek *Pro Rata* Shares"	:	The Rights Shares which the Temasek Entities are entitled, by virtue of the 993,529,332 Shares held in aggregate by the Temasek Entities as at the Latest Practicable Date, to subscribe for under the Rights Issue
"TERP"	:	The theoretical ex-rights price which is calculated as follows: $$\text{TERP} = \frac{\text{Market capitalisation of the Company based on the Closing Price + Gross proceeds from the Rights Issue}}{\text{Total number of Shares (excluding treasury shares) after the completion of the Rights Issue}}$$
"TEUs"	:	Twenty foot equivalent units
"TNWA"	:	The New World Alliance consortium, comprising Mitsui O.S.K. Lines Ltd, APL and Hyundai Merchant Marine, Co., Ltd
"Underwriting Agreement"	:	The management and underwriting agreement dated 2 June 2009 (as supplemented on 4 June 2009 and 19 June 2009) entered into between the Company and the Joint Lead Managers and Underwriters, pursuant to which the Joint Lead Managers and Underwriters agree to manage and underwrite the Rights Issue on the terms and conditions specified therein, the details of which are set out in Paragraph 7 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**" of this Offer Information Statement

"**Underwritten Rights Shares**"	:	1,105,081,798 Rights Shares which are underwritten in full pursuant to the Underwriting Agreement and which are subject to the Sub-Underwriting Commitment. The provisional allotments of 53,250 Rights Shares made in respect of new Shares issued pursuant to the exercise of Share Options between the date of the Rights Issue Announcement and the Latest Practicable Date do not comprise part of the Underwritten Rights Shares, and will not be underwritten by the Joint Lead Managers and Underwriters or be subject to the Sub-Underwriting Commitment
"**Unit Share Market**"	:	The unit share market of the SGX-ST which allows trading of shares in single units
"**U.S.**" or "**United States**"	:	The United States of America
"**S$**" and "**cents**"	:	Singapore dollars and cents respectively
"**US$**" and "**US cents**"	:	United States dollars and cents respectively
"**%**" or "**per cent.**"	:	Percentage or per centum
"**1Q2008**"	:	The first financial quarter ended 4 April 2008
"**1Q2009**"	:	The first financial quarter ended 3 April 2009

The terms "**Depositor**", "**Depository Register**" and "**Depository Agent**" shall have the same meanings ascribed to them respectively in Section 130A of the Companies Act.

The term "**subsidiary**" shall have the meaning ascribed to it by Section 5 of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. References to persons shall include corporations.

Any reference in this Offer Information Statement to any enactment is a reference to that enactment as for the time being amended, modified or re-enacted. Any word defined under the Companies Act, the Securities and Futures Act, the Securities and Futures (Offers of Investments) (Shares and Debentures Regulations) 2005 or the Listing Manual or any amendment or modification thereof and not otherwise defined in this Offer Information Statement shall, where applicable, have the meaning assigned to it under the Companies Act, the Securities and Futures Act, the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 or the Listing Manual or such amendment or modification thereof, as the case may be.

Unless otherwise indicated, all information in this Offer Information Statement assumes that the Rights Issue is fully subscribed.

Any reference to a time of day and dates in this Offer Information Statement shall be a reference to Singapore time and dates unless otherwise stated. Any reference to a date and/or time in this Offer Information Statement, the PAL, the ARE and the ARS in relation to the Rights Issue (including but not limited to the Closing Date and the last dates and times for acceptance and payment, renunciation and payment, and excess application and payment) shall include such other date(s) and/or time(s) as may be announced from time to time by or on behalf of the Company.

Any discrepancies in the figures included in this Offer Information Statement between the amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in this Offer Information Statement may not be an arithmetic aggregation of the figures that precede them.

Exchange Rates

In this Offer Information Statement, the exchange rate between US$ and S$ is taken to be US$1 and S$1.437. This exchange rate should not be construed as a representation that the US$ amounts could have been, or could be, converted into Singapore dollars at the rate stated, or at all, and *vice versa*.

PART II – IDENTITY OF DIRECTORS, ADVISERS AND AGENTS

1. Provide the names and addresses of each of the directors or equivalent persons of the relevant entity.

Name of Director		Address
Cheng Wai Keung (Chairman)	:	52B Nassim Road Singapore 258442
Dr. Friedbert Malt (Vice-Chairman)	:	86 West Neck Point Road, Southampton 11968, United States of America
Ronald Dean Widdows	:	18 Tan Sim Boh Road Singapore 307712
James Connal Scotland Rankin	:	Woodlands, Hollist Lane, Easebourne, Midhurst, West Sussex GU29 9AD, United Kingdom
Robert Holland Jr	:	257 Soundview Avenue, White Plains, New York 10606, United States of America
Christopher Lau Loke Sam	:	1 Pandan Valley #03-104 Camelia Terrace Singapore 597625
Timothy Charles Harris	:	Catfield Hall, Catfield, Norfolk NR29 5DB United Kingdom
Peter Wagner	:	Pfannenstilstrasse 2, CH 8835, Feusisberg Switzerland
Bobby Chin Yoke Choong	:	7 Maple Lane Eden Park Singapore 277551
Simon Claude Israel	:	68 Andrew Road Caldecott Hill Estate Singapore 299974
Tan Pheng Hock	:	1 Dedap Place Singapore 809500
Boon Swan Foo	:	7 Palm Drive Singapore 456477

2. Provide the names and addresses of –

(a) the issue manager to the offer, if any;

(b) the underwriter to the offer, if any; and

(c) the legal adviser for or in relation to the offer, if any.

Joint Lead Managers and Underwriters	:	DBS Bank Ltd. 6 Shenton Way DBS Building Tower One Singapore 068809
		J.P. Morgan (S.E.A.) Limited 168 Robinson Road 17th Floor Capital Tower Singapore 068912
		Morgan Stanley Asia (Singapore) Pte. 23 Church Street #16-01 Capital Square Singapore 049481
		The Hongkong and Shanghai Banking Corporation Limited 21 Collyer Quay #03-01 HSBC Building Singapore 049320
Legal adviser to the Company as to Singapore Law	:	Stamford Law Corporation 9 Raffles Place #32-00 Republic Plaza Singapore 048619
Legal adviser to the Company as to U.S. Federal Securities Law	:	Milbank, Tweed, Hadley & McCloy LLP 30 Raffles Place #14-00 Chevron House Singapore 048622
Legal adviser to the Joint Lead Managers and Underwriters as to Singapore Law	:	Allen & Gledhill LLP One Marina Boulevard #28-00 Singapore 018989
Legal adviser to the Joint Lead Managers and Underwriters as to U.S. Federal Securities Law	:	Linklaters Allen & Gledhill Pte Ltd One Marina Boulevard #28-00 Singapore 018989

3. **Provide the names and addresses of the relevant entity's registrars, transfer agents and receiving bankers for the securities being offered, where applicable.**

Share Registrar, Share Transfer Office and Transfer Agent	:	B.A.C.S. Private Limited 63 Cantonment Road Singapore 089758
Receiving Banker	:	DBS Bank Ltd. 6 Shenton Way DBS Building Tower One Singapore 068809

SIXTEENTH SCHEDULE OF THE SECURITIES AND FUTURES (OFFERS OF INVESTMENTS) (SHARES AND DEBENTURES) REGULATIONS 2005

PART III – OFFER STATISTICS AND TIMETABLE

1. For each method of offer, state the number of securities being offered.

As at the Latest Practicable Date, the Company has 1,473,513,398 Shares (excluding 1,726,717 treasury shares) and has:

(a) 1,827,710 outstanding Share Awards, none of which will vest on or before the Books Closure Date; and

(b) 50,456,531 outstanding Share Options, of which 25,605,344 have vested and which are exercisable on or before the Books Closure Date.

As the exercise prices of the Share Options which have vested on or before the Books Closure Date are higher than the last traded price of the Shares as at the Latest Practicable Date, the Company does not expect to issue, between the Latest Practicable Date and the Books Closure Date, any new Shares pursuant to the exercise of such Share Options. The Company has not, as at the Latest Practicable Date, received any notice of exercise for such Share Options.

In view of the foregoing, 1,105,135,048 Rights Shares, on the basis of three (3) Rights Shares for every four (4) existing Shares held by Shareholders as at the Books Closure Date, will be offered at S$1.30 for each Rights Share pursuant to the Rights Issue.

2. Provide the information referred to in paragraphs 3 to 7 of this Part to the extent applicable to –

(a) the offer procedure; and

(b) where there is more than one group of targeted potential investors and the offer procedure is different for each group, the offer procedure for each group of targeted potential investors.

Please refer to Paragraphs 3 to 7 below.

3. State the time at, date on, and period during which the offer will be kept open, and the name and address of the person to whom the purchase or subscription applications are to be submitted. If the exact time, date or period is not known on the date of lodgment of the offer information statement, describe the arrangements for announcing the definitive time, date or period. State the circumstances under which the offer period may be extended or shortened, and the duration by which the period may be extended or shortened. Describe the manner in which any extension or early closure of the offer period shall be made public.

Please refer to the Section entitled "**Expected Timetable of Key Events**" of this Offer Information Statement for key dates and times relating to the Rights Issue.

The procedures for, and the terms and conditions applicable to, acceptances, renunciation and/or sales of the provisional allotments of Rights Shares and for the applications for excess Rights Shares, including the different modes of acceptance or application and payment, are contained in Appendices B, C and D to this Offer Information Statement and in the PAL, the ARE and the ARS.

As at the Latest Practicable Date, the Company does not expect the timetable under the Section entitled "**Expected Timetable of Key Events**" of this Offer Information Statement to be modified. However, the Company may, with the approval of the SGX-ST and with the agreement of the Joint Lead Managers and Underwriters, modify the timetable subject to any limitation under any

applicable laws. In that event, the Company will publicly announce the same through a SGXNET announcement to be posted on the SGX-ST's website at: http://www.sgx.com.

4. State the method and time limit for paying up for the securities and, where payment is to be partial, the manner in which, and dates on which, amounts due are to be paid.

The Rights Shares are payable in full upon acceptance and/or application. Details of the methods of payment for the Rights Shares are contained in Appendices B, C and D to this Offer Information Statement.

Please refer to the Section entitled "**Expected Timetable of Key Events**" of this Offer Information Statement for the last date and time for payment for the Rights Shares and, if applicable, excess Rights Shares.

5. State, where applicable, the methods of and time limits for –

(a) the delivery of the documents evidencing title to the securities being offered (including temporary documents of title, if applicable) to subscribers or purchasers; and

(b) the book-entry transfers of the securities being offered in favour of subscribers or purchasers.

The Rights Shares will be provisionally allotted to Entitled Shareholders by crediting the provisional allotments to Entitled Depositors so that the "nil-paid" Rights are available for trading on 24 June 2009 or through the despatch of the PALs to Entitled Scripholders on or about 24 June 2009.

In the case of Entitled Scripholders and their renouncees with valid acceptances and successful applications of excess Rights Shares and who have, *inter alia*, failed to furnish or furnished incorrect or invalid Securities Account numbers in the relevant form comprised in the PAL, share certificates representing such number of Rights Shares will be despatched to such Entitled Scripholders by ordinary post, at their own risk, to their mailing addresses in Singapore as maintained with the Share Registrar within 10 Market Days after the Closing Date.

In the case of Entitled Depositors and Entitled Scripholders and their renouncees (who have furnished valid Securities Account numbers in the relevant form comprised in the PAL) with valid acceptances and/or successful applications of excess Rights Shares, share certificate(s) representing such number of Rights Shares will be registered in the name of CDP or its nominee and despatched to CDP within 10 Market Days after the Closing Date and CDP will thereafter credit such number of Rights Shares to their relevant Securities Accounts. CDP will then send a notification letter to the relevant subscribers, at their own risk, stating the number of Rights Shares that have been credited to their Securities Accounts.

6. In the case of any pre-emptive rights to subscribe for or purchase the securities being offered, state the procedure for the exercise of any right of pre-emption, the negotiability of such rights and the treatment of such rights which are not exercised.

Please refer to Appendices B, C and D to this Offer Information Statement and the ARE, ARS and PAL for details on the procedure for the acceptance of the provisional allotment of the Rights

Shares, application for excess Rights Shares, trading of "nil-paid" Rights on the SGX-ST and the treatment of provisional allotment of Rights Shares which are not accepted.

7. Provide a full description of the manner in which results of the allotment or allocation of the securities are to be made public and, where appropriate, the manner for refunding excess amounts paid by applicants (including whether interest will be paid).

Results of the Rights Issue

The Company will announce the results of the Rights Issue through an SGXNET announcement to be posted on the SGX-ST's website, http://www.sgx.com.

Manner of Refund

When any acceptance for Rights Shares and/or excess application is invalid or unsuccessful, the amount paid on acceptance and/or application will be returned or refunded to such applicants without interest or any share of revenue or other benefit arising therefrom within 14 days after the Closing Date as follows:

(i) where the acceptance and/or application had been made through CDP, by means of a crossed cheque drawn on a bank in Singapore and sent by ordinary post at their own risk to their mailing addresses maintained with CDP or in such other manner as they may have agreed with CDP for the payment of any cash distribution;

(ii) where the acceptance and/or application had been made through the Share Registrar, by means of a crossed cheque drawn on a bank in Singapore and sent by ordinary post at their own risk to their mailing addresses in Singapore as maintained with the Share Registrar; and

(iii) where the acceptance and/or application had been made through Electronic Applications, by crediting their bank accounts with the relevant Participating Banks at their own risk, the receipt by such bank being a good discharge of the Company's and CDP's obligations.

Please refer to Appendices B, C and D to this Offer Information Statement for details of refunding excess amounts paid by applicants.

PART IV – KEY INFORMATION

1. In the same section, provide the information set out in paragraphs 2 to 7 of this Part.

Noted.

2. Disclose the estimated amount of the proceeds from the offer (net of the estimated amount of expenses incurred in connection with the offer) (referred to in this paragraph and paragraph 3 of this Part as the net proceeds). Where only a part of the net proceeds will go to the relevant entity, indicate the amount of the net proceeds that will be raised by the relevant entity. If none of the proceeds will go to the relevant entity, provide a statement of that fact.

The Rights Issue will raise gross proceeds of approximately S$1.437 billion and the estimated net proceeds from the Rights Issue, after deducting estimated expenses of approximately S$36 million, are expected to be approximately S$1.401 billion.

All net proceeds from the Rights Issue will go to the Company.

3. Disclose how the net proceeds raised by the relevant entity from the offer will be allocated to each principal intended use. If the anticipated proceeds will not be sufficient to fund all of the intended uses, disclose the order of priority of such uses, as well as the amount and sources of other funds needed. Disclose also how the proceeds will be used pending their eventual utilisation for the proposed uses. Where specific uses are not known for any portion of the proceeds, disclose the general uses for which the proceeds are proposed to be applied. Where the offer is not fully underwritten on a firm commitment basis, state the minimum amount which, in the reasonable opinion of the directors or equivalent persons of the relevant entity, must be raised by the offer of securities.

The Company intends to use approximately 50% of the net proceeds from the Rights Issue for the repayment of debts of the Group ("**Designated Net Proceeds**"). The Company intends to use the balance of the net proceeds ("**Balance Net Proceeds**") for: (a) investments if opportunities arise; and/or (b) general corporate and working capital purposes; and/or (c) further repayment of debts.

Pending deployment, the net proceeds of the Rights Issue may be deposited with banks and/or financial institutions and invested in short-term money markets and/or marketable securities, as the Company deems appropriate.

The Company will announce any material disbursements of the proceeds from the Rights Issue through an SGXNET announcement as and when such disbursements occur, and will subsequently provide status reports on the use of the proceeds from the Rights Issue in its annual reports.

The Rights Issue is underwritten in full in respect of the Underwritten Rights Shares by the Joint Lead Managers and Underwriters subject to the terms and conditions of the Underwriting Agreement, the details of which are set out in Paragraph 7 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**" of this Offer Information Statement. There is no minimum amount which, in the reasonable opinion of the Directors, must be raised from the Rights Issue.

4. For each dollar of the proceeds from the offer that will be raised by the relevant entity, state the estimated amount that will be allocated to each principal intended use and the estimated amount that will be used to pay for expenses incurred in connection with the offer.

For each dollar of the net proceeds of approximately S$1.401 billion to the Company from the Rights Issue, the Company will allocate:

(a) approximately 50 cents (representing approximately 50% of the net proceeds) for the repayment of the debts of the Group; and

(b) approximately 50 cents (representing approximately 50% of the net proceeds) for (i) investments if opportunities arise; and/or (ii) general corporate and working capital purposes; and/or (iii) further repayment of debts.

The estimated amount that will be used to pay for expenses incurred in connection with the Rights Issue is approximately S$36 million.

5. If any of the proceeds to be raised by the relevant entity will be used, directly or indirectly, to acquire or refinance the acquisition of an asset other than in the ordinary course of business, briefly describe the asset and state its purchase price. If the asset has been or will be acquired from an interested person of the relevant entity, identify the interested person and state how the cost to the relevant entity is or will be determined.

6. If any of the proceeds to be raised by the relevant entity will be used to finance or refinance the acquisition of another business, briefly describe the business and give information on the status of the acquisition.

As the shipping industry is expected to have a surplus of capacity in the near future, the Group anticipates that it may lead to opportunities to acquire vessels at attractive prices. The Group may also take advantage of other investment opportunities as they arise in the container shipping, logistics, and terminals businesses. For further information on relevant trends and prospects, see Paragraph 9 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part V – Operating and Financial Review and Prospects**" of this Offer Information Statement.

As disclosed in Paragraph 3 above, the Company may use the Balance Net Proceeds for, among others, investments, including the acquisition of assets or businesses, if such opportunities arise. As at the Latest Practicable Date, the Company has not identified any specific asset or business to acquire.

The Company will announce any material disbursements of the proceeds from the Rights Issue through an SGXNET announcement as and when such disbursements occur, and will subsequently provide status reports on the use of the proceeds from the Rights Issue in its annual reports.

7. If any material part of the proceeds to be raised by the relevant entity will be used to discharge, reduce or retire the indebtedness of the relevant entity or, if the relevant entity is the holding company or holding entity of a group, of the group, describe the maturity of

such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds giving rise to such indebtedness were put.

As disclosed in Paragraph 3 above:

(a) the Group intends to use the Designated Net Proceeds, which are approximately 50% of the net proceeds from the Rights Issue for the repayment of debts of the Group; and

(b) the Group may use part or all of the Balance Net Proceeds for, among others, further repayment of its debts.

Designated Net Proceeds

The Company intends to use the Designated Net Proceeds for the full or partial repayment of any one or more of the following revolving credit facilities [(1)] of the Group existing as at the Latest Practicable Date:

Tranche	**Outstanding Principal Amount (US$ million)**	**Maturity Date**
1	50	July 2009
2	100	July 2009
3	40	July 2009
4	20	July 2009
5	30	July 2009
6	70	July 2009
7	70	July 2009
8	100	July 2009
9	130	August 2009
10	15	September 2009
11	10	September 2009
12	40	October 2009
13	60	October 2009
14	50	October 2009
15	50	October 2009
16	40	November 2009
17	50	November 2009
Total	**925**	

Note:

(1) As at the Latest Practicable Date, the Company has revolving credit facilities with various financial institutions and these revolving credit facilities will expire between November 2009 and March 2014 ("**Existing RCFs**"). Under the terms of the Existing RCFs, the Company may drawdown on the Existing RCFs in tranches, with each tranche having differing maturity dates as selected by the Company.

The indebtedness as shown in the table above itemises separate drawdowns by the Company under the Existing RCFs, with the relevant maturity dates set out opposite each tranche respectively.

The proceeds from the loans under the Existing RCFs were used to fund capital expenditures of the Group and for general corporate and working capital purposes.

Balance Net Proceeds

The definitive use of the Balance Net Proceeds cannot be detailed as at the Latest Practicable Date. The Company may use part or all of the Balance Net Proceeds, if at all, for, among others, the further repayment of debts (whether arising from the Existing RCFs or otherwise).

The Company will announce any material disbursements of the proceeds from the Rights Issue through an SGXNET announcement as and when such disbursements occur, and will subsequently provide status reports on the use of the proceeds from the Rights Issue in its annual reports.

8. **In the section containing the information referred to in paragraphs 2 to 7 of this Part or in an adjoining section, disclose the amount of discount or commission agreed upon between the underwriters or other placement or selling agents in relation to the offer and the person making the offer. If it is not possible to state the amount of discount or commission, the method by which it is to be determined must be explained.**

Underwriting Commission

The Rights Issue is underwritten in full in respect of the Underwritten Rights Shares by the Joint Lead Managers and Underwriters on the terms and subject to the conditions of the Underwriting Agreement.

In consideration of the Joint Lead Managers and Underwriters' agreement to underwrite the Rights Shares, the Company will pay the Joint Lead Managers and Underwriters underwriting commissions of: (a) 1.75% of the Rights Issue Price multiplied by the number of Temasek *Pro Rata* Shares, and (b) 2.25% of the Rights Issue Price multiplied by the difference between (i) the total number of Underwritten Rights Shares and (ii) the number of Temasek *Pro Rata* Shares. The underwriting commissions will be shared by the Joint Lead Managers and Underwriters in proportion to their respective underwriting commitments.

The Joint Lead Managers and Underwriters will also be entitled to management fees of an aggregate amount of S$3 million.

Sub-Underwriting Commission

Lentor has also entered into a Sub-Underwriting Agreement with the Joint Lead Managers and Underwriters, pursuant to which Lentor has agreed to subscribe for the Underwritten Rights Shares at the Rights Issue Price to the extent that such Rights Shares are not validly subscribed for under the Rights Issue.

In consideration of Lentor's commitment under the Sub-Underwriting Agreement, the Joint Lead Managers and Underwriters have agreed to pay to Lentor sub-underwriting commissions of: (a) 1.75% of the Rights Issue Price multiplied by the number of Temasek *Pro Rata* Shares, and (b) 2.25% of the Rights Issue Price multiplied by the difference between (i) the total number of Underwritten Rights Shares and (ii) the number of Temasek *Pro Rata* Shares. The sub-underwriting commissions will be paid by each Joint Lead Manager and Underwriter in proportion to its respective underwriting commitment.

Please refer to Paragraph 7 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**" of this Offer Information Statement for further details on the terms of the Underwriting Agreement and the Sub-Underwriting Agreement.

9(a) Provide information on the address and telephone and facsimile numbers of the Company's registered office and principal place of business (if different from those of its registered office).

Registered office and principal place of business	:	456 Alexandra Road #06-00 NOL Building Singapore 119962
Telephone number	:	(65) 6278 9000
Facsimile number	:	(65) 6278 4900

9(b) Provide information on the nature of the operations and principal activities of the relevant entity or, if it is the holding company or holding entity of a group, of the group.

As disclosed in the Section entitled "**Summary of the Business of the Group**" of this Offer Information Statement, the Group's business activities encompass container transportation, marine terminal management and logistics services. It services the international supply chain needs of a diverse customer base, ranging from complex multinationals to small and medium-sized importers and exporters.

Headquartered in Singapore with the Company listed on the SGX-ST, the Group has more than 10,000 employees and operates in more than a hundred countries around the world.

The Group has three principal operating businesses: container shipping, terminals and logistics.

The principal activities of the Group are:

(i) investment holding and ownership and charter of shipping vessels and other related assets;

(ii) the provision of transportation services for containerised cargo in the global markets;

(iii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;

(iv) the operation of container terminals and provision of other related services;

(v) participation in ventures related to the activities listed under (i), (ii), (iii) and (iv) above; and

(vi) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The Group also engages in other incidental activities such as the disposals of shipping vessels, containers and related assets as well as non-core properties and assets from time to time.

9(c) Provide information on the general development of the business from the beginning of the period comprising the 3 most recent completed financial years to the latest practicable date, indicating any material change in the affairs of the relevant entity or the group, as the case may be, since –

(i) the end of the most recent completed financial year for which financial statements of the relevant entity have been published; or

(ii) the end of any subsequent period covered by interim financial statements, if interim financial statements have been published.

The general development of the business of the Group in the three most recently completed financial years up to the Latest Practicable Date, as evidenced by announcements made by the Company through SGXNET or its press releases, is summarised below.

Date of Announcement or Press Release	Event
3 January 2006	Shareholders approved a capital reduction exercise that resulted in a cash distribution of S$0.92 per Share to Shareholders, amounting to an aggregate cash distribution of approximately S$1.34 billion. The sum of $1.34 billion was paid to Shareholders on or about 21 February 2006.
17 February 2006	The Company announced that its joint venture company in China, CMA Logistics Co. Ltd. (presently known as Chongqing Changan Minsheng APLL Logistics Ltd.), was seeking a listing on the Growth Enterprise Market of the Hong Kong Stock Exchange. The "H" shares of CMA Logistics Co. Ltd. were first listed and traded on the Growth Enterprise Market on 23 February 2006.
3 March 2006	The Company's new joint venture company with Hindustan Infrastructure Projects & Engineering Pvt Ltd, India Infrastructure and Logistics Pvt Ltd, had received approval in principle from India's Ministry of Railways to provide freight rail services in India. The approval in principle was issued for a 'Category 1' licence, conferring rights to run unlimited trains on all India routes, for an initial period of 20 years which is extendable by another 10 years.
24 July 2006	APL Logistics obtained a licence to operate in Taiwan's Kaohsiung Free Trade Zone. The licence enabled APL Logistics to offer more streamlined and flexible supply chain services to Taiwan-based customers as well as international customers seeking to optimise their supply chains through hub solutions.
26 July 2006	APL entered into an agreement with the Port of Oakland for a 15-year lease extension for APL's Middle Harbor Terminal in Oakland. The agreement contained two subsequent five-year options.
1 August 2006	APL Logistics established a Spanish headquarters in Barcelona, Spain, and additional offices in Valencia and Algeciras.
14 August 2006	APL Logistics launched, together with Con-way Freight, "OceanGuaranteedSM", a new service

Date of Announcement or Press Release	Event
	providing secure, rapid delivery of less-than-containerload shipments, initially from China to the United States. APL Logistics' partner Con-way Freight operates the most extensive regional less-than-truckload freight transportation network in the United States.
24 August 2006	APL launched a new all-water service, the East Coast 3, which would provide regular links between key North China manufacturing centres and the United States East Coast.
18 September 2006	APL Logistics was awarded a contract to provide intercontinental logistics services to luxury crystal and ceramics producer Waterford Wedgwood. The contract encompassed all United Kingdom imports and exports to worldwide markets for the group's Wedgwood and Royal Doulton brands.
27 September 2006	APL launched a new weekly service, the China Australia Service, in partnership with ocean carriers Cosco and Pacific International Lines, offering customers competitive transit times and direct connections between major destinations in both countries.
2 October 2006	APL established APL Agencies UAB in Klaipeda, Lithuania's primary port.
9 November 2006	APL established APL Agencies Estonia OÜ, based in Tallinn.
4 December 2006	APL teamed with the California Air Resources Board, the U.S. Environmental Protection Agency, the ports of Los Angeles and Long Beach, and four California air quality management boards, to test innovative fuel emulsification technology with potential to reduce nitrogen oxide emissions from vessels by as much as 20%. APL and its partners would also test marine engine technologies that could further cut down on pollution from exhausts.
27 December 2006	The Company received approval from Vietnam's Ministry of Planning and Investment to establish a wholly-owned company, APL-NOL (Vietnam) Limited, to provide container transportation and logistics services in Vietnam.
17 January 2007	APL Logistics announced that the "OceanGuaranteedSM" service had introduced four new origin ports in Japan, Korea, Singapore and Taiwan, expanding options for shippers seeking port-to-door delivery to the U.S.
23 January 2007	First Logistics Development (JV) Company, a Vietnamese entity in which the Group holds an

Date of Announcement or Press Release	Event
	effective shareholding of 47%, announced that it planned to upgrade its Ho Chi Minh City facilities, Vietnam International Container Terminals ("**VICT**"), to cater for the growth of containerised cargo. The expansion would increase the berth length by 192 metres, which would allow the terminal to berth up to four container vessels at any one time and there would also be additional investment in wharf side cargo handling equipment.
29 January 2007	The Company entered into an agreement to sell all of its shares in OCWS Logistics Pte Ltd ("**OCWS**") to CWT Limited for a consideration of S$20 million. OCWS operated in the Singapore market, providing container, trucking and warehousing services.
31 January 2007	The Company entered into an agreement to sell its 75% stake in Trident Districentre Pte Ltd ("**TDPL**") to CWT Limited for a consideration of S$10.5 million. TDPL's primary business activity was the provision of warehousing services in the Singapore market.
16 February 2007	APL launched a twice-weekly Mindanao Express service, which would provide a 700-TEU weekly capacity increase for cargo moving from the region of Mindanao and other key Philippines locations before connecting with APL's global service network.
16 April 2007	APL introduced the China India Express service to cater to the surging economies of India and China, expanding port coverage up to Bohai Bay in North China and making additional stops in South China and Colombo in Sri Lanka on its way to India. This service replaced the Singapore Subcontinent 2 (SS2) service, which served between APL's hub in Singapore and Nhava Sheva in India.
19 April 2007	APL, together with CMA CGM and Hapag-Lloyd, announced that their joint Indian Subcontinent Service, the Indamex (India-America Express Service) would be extended further down the East Coast of the United States to Savannah, Georgia, and would also make regularly scheduled stops at Damietta, Egypt, on its voyage to the U.S. through the Suez Canal.
25 April 2007	APL signed a charter agreement for five new post-Panamax container vessels, each with a nominal capacity of 7,000 TEU, which would be deployed in the Transpacific trade from 2009. The vessels, being built at Hyundai Heavy Industries in South Korea, would be chartered for a term of five years from German owners, Bernhard Schulte.

Date of Announcement or Press Release	Event
11 May 2007	APL launched an industry-first all-water service connecting Southeast Asia and the Indian Subcontinent with the United States East Coast via the Suez Canal. From July 2007, the weekly Suez Express would deploy eight vessels of between 4,000 and 4,500 TEU, with APL providing five ships and its New World Alliance partners Hyundai Merchant Marine and Mitsui O.S.K. Lines providing the other three vessels.
1 June 2007	The Company launched a container rail freight service connecting India's commercial centres of New Delhi and Mumbai. The service would trade under the APL IndiaLinx™ brand, and would also provide first and last mile connectivity via trucking services to and from inland container depots. APL IndiaLinx™ was the product of a joint venture with Hindustan Infrastructure Projects and Engineering.
4 June 2007	APL launched the East Africa Express service, which connected the Indian subcontinent and Arabian Gulf to East Africa. Trade from the Far East bound for East Africa would depart from Colombo, Sri Lanka and Nhava Sheva in India. The port at Nhava Sheva would also serve cargoes originating from the Indian subcontinent and Arabian Gulf, alongside ports in Pakistan and the United Arab Emirates.
14 June 2007	APL announced that from July 2007, it would add a third vessel string with fixed weekly sailings complementing its existing CAX and MCX Service to heighten its commitment to the trade between United States and Central America.
22 June 2007	APL announced that it had become the first container shipping company in the world to achieve Lloyd's Register Hull Assessment Scheme certification, the industry's highest standard for vessel hull structure maintenance.
28 June 2007	The Company announced that it intended to invest in eight large, high-speed container ships worth a total of approximately US$1 billion, subject to the satisfactory completion of contractual terms and documentation. Each ship would have a capacity of 10,000 TEU and a design speed of more than 26 knots.
12 July 2007	The Company announced that it had been advised by the Port of Rotterdam that the consortium comprising the Company, Hyundai Merchant Marine, Mitsui O.S.K. Lines, DP World FZE ("**DP World**") and CMA CGM had been awarded the right to equip and operate the first container terminal to

Date of Announcement or Press Release	Event
	be developed at Maasvlakte 2 in Rotterdam. The 156 hectare terminal would have a capacity of around 4 million TEU. The Company's share of the consortium would be 20%. Following further discussions and negotiations, the Company entered into a formal joint venture shareholders' agreement on or about 20 May 2009 in connection with the aforesaid project.
16 July 2007	APL Logistics was awarded the international import logistics and freight transportation business of the U.S. Army & Air Force Exchange Service. Under the terms of the deal, APL Logistics would serve as lead logistics provider for the military exchange, overseeing consolidation/vendor management, air freight, ocean transport, customs brokerage and in-transit visibility services.
17 August 2007	APL introduced its Suez Express service from South Asia to the U.S. East Coast through the Suez Canal, announcing the arrival of its first vessel at the New York Container Terminal on Staten Island.
4 October 2007	Hanjin Shipping Co., Ltd ("**Hanjin**"), United Arab Shipping Company ("**UASC**") and TNWA, announced a new Asia-East Mediterranean/Black Sea service, the "EBX" (East-Mediterranean/Black Sea Express). This service enabled TNWA, Hanjin and UASC to offer direct service from major Asian export hubs to key destinations in the East Mediterranean/Black Sea area.
30 October 2007	APL announced that it would take delivery of the world's first 'ocean-capable' 53-foot boxes on 7 November 2007, and these would be deployed as a weekly service on APL's premier South China to Los Angeles service.
9 November 2007	TNWA carriers, which included APL, announced their intention to significantly upgrade ship capacity and enhance the port coverage of a major Asia-Europe service offering by phasing in eight ships with capacity ranging from 8,100 to 8,500 TEU on the South China Express service from January 2008.
12 November 2007	APL announced that the manufacture of the first batch of its 53-foot ocean capable containers had been completed and that the new offering would be named "Ocean53".
13 November 2007	TNWA carriers, which included APL, announced that, as part of their winter capacity program, they would withdraw more capacity earlier than in previous years. In addition to an immediate winter

Date of Announcement or Press Release	Event
	reduction of around 10%, the TNWA would from early December also withdraw a further 5% to 10% of its joint capacity in the Transpacific, in view of rising fuel costs.
10 December 2007	APL, Hyundai Merchant Marine, Mitsui O.S.K. Lines and CMA CGM announced additional plans to reduce capacity to the U.S. East Coast by withdrawing some sailings in their ESX/SAX deployment.
27 December 2007	TNWA carriers, which included APL, announced their intention to deploy nine ships instead of eight ships in their Asia-Europe network, in order to provide additional buffer time in their schedules, which were challenged by various factors, including a sharp rise in fuel prices.
2 January 2008	APL entered into an agreement with the U.S. Maritime Administration for U.S. maritime academy cadets to be trained aboard APL's non-U.S. flagged container ships.
12 February 2008	The Company announced that it would establish and report the results of a new Terminals business unit.
12 February 2008	APL Logistics introduced a new service named "APL Guaranteed Continental™" which guaranteed delivery of full containerloads from Asia to virtually any destination in the U.S. The new service connected the ports of Shanghai, Hong Kong, Chiwan, and Yantian with virtually any ZIP code in the continental U.S. The service guaranteed delivery of full-containerload cargo on a specified date, or shippers would receive a 20% refund.
24 March 2008	APL introduced a new Laem Chabang West Asia Express Service commencing on 5 April 2008. Four APL-operated 2,500 TEU vessels would be deployed along the route.
2 April 2008	TNWA carriers announced two direct shuttle services linking China, Japan and Los Angeles on the U.S. West Coast. Beginning in mid-May, the existing PS3 service would be divided into two services. TNWA also announced that it would launch a new "Japan-America Shuttle (JAS)" focusing solely on the Japan market.
8 April 2008	TNWA carriers and CMA CGM announced a new joint West Mediterranean service that would start on 26 April 2008. The new service offered shippers access and fast transit times to the growing Middle East and Mediterranean region. Eight vessels would be deployed on the service, with TNWA operating six and CMA CGM operating two vessels. The

Date of Announcement or Press Release	Event
	capacity for these eight ships would be between 4,000 and 4,500 TEU.
2 May 2008	APL announced that it was enhancing its service offering between Asia and Australia by introducing the northbound China Australia North ("**CAN**") Express and the China Australia South ("**CAS**") Express, both jointly offered by APL with Hamburg Sud, Hapag Lloyd and Hyundai Merchant Marine. The CAN would offer direct coverage from Japan, Korea and Central China to Australia, while the CAS would offer direct coverage from South China to Australian ports.
13 May 2008	APL launched a new feeder service between Vietnam, Taiwan and Singapore, the Southern Vietnam Express service. The service would provide two more weekly departures from Ho Chi Minh City and complement APL's three existing weekly feeder services from Vietnam.
20 May 2008	APL announced that reconstruction of its marine terminal in Oakland, California was completed, doubling cargo-handling capacity and improving terminal operating efficiency.
11 June 2008	TNWA carriers, in partnership with CMA CGM, announced the addition of Jacksonville, Florida, as a port of call on the ESX service. TNWA vessels would call at Jacksonville's Blunt Island Terminal from 8 July 2008 and in January 2009, TNWA ships would relocate to the new TraPac Terminal in Jacksonville.
22 July 2008	The Company submitted an indicative non-binding bid to acquire the Hapag-Lloyd container shipping business. A completed transaction would result in the integration of the Company's container shipping business, APL, with Hapag-Lloyd and would create the world's third largest container carrier.
8 August 2008	The Company announced that it had been invited to continue into the next phase of the bidding process for the sale of the Hapag-Lloyd container shipping business.
29 September 2008	The Company announced that on 26 September 2008, it had submitted a binding bid to acquire the Hapag-Lloyd container shipping business from the company's owner TUI AG.
10 October 2008	The Company announced that it was no longer engaged in the bidding process for the sale of the Hapag-Lloyd container shipping business.

Date of Announcement or Press Release	Event
21 October 2008	APL announced a reduction in capacity and significant changes to its global service network in response to increasingly challenging conditions in the major container trades. The main changes included the reduction in capacity in the Asia-Europe trade by close to 25%, the suspension of its China Europe Express from 2 November 2008 till further notice, the reduction in capacity in the Transpacific trade by around 20%, the suspension of the Pacific South Express 3, Pacific South West and the Singapore Subcontinent Express service in the Intra-Asian trade.
19 November 2008	The Company announced measures to place it on a more sustainable footing through an expected severe and prolonged downturn in global container shipping. The measures included a reduction in operating and overhead costs, a reduction in the Group's global workforce of about 1,000 positions, the relocation of the Group's Americas' regional headquarters from Oakland, California to a more cost effective location elsewhere in the United States, and changes in the way APL Logistics would manage its business. The reduction in capacity announced on 21 October 2008 was expected to lower the Group's vessel network costs by about US$200 million in 2009.
25 November 2008	TNWA carriers announced a revised Asia-U.S. East Coast service, which would include the GA lines – Hapag-Lloyd, Nippon Yusen Kaisha and Orient Overseas Container Line. With effect from 3 December 2008, the GA carriers would join the TNWA's New York Express service.
11 December 2008	The Company announced that from 1 January 2009, the Group's Asia-wide container shipping business would be coordinated through two rather than the current three regions. Under the new structure, the existing Greater China region would be combined with the Group's Japan and Korea operations to form a new North Asia region. The South Asia region would encompass company activities across Southeast Asia, the Indian Sub-continent, the Middle East and Australasia.
19 December 2008	APL announced that it would route its leading Central America services through the Port of Miami beginning the following month.
7 January 2009	The Company announced that it would relocate its Americas' regional headquarters to the greater Phoenix, Arizona area as part of its strategy to

Date of Announcement or Press Release	Event
	place its cost structure on a more sustainable footing in the face of the economic downturn.
3 February 2009	TNWA and GA announced the indefinite suspension of their joint Black Sea Service, the East-Mediterranean/Black Sea Express.
4 February 2009	Based on an understanding between APL and Port of Salalah in relation to the establishment of a 50:50 joint venture to operate a new two-berth container terminal, an announcement was made in respect of the same on 4 February 2009. Subject to certain conditions, the joint venture is expected to start operations in 2011 (or such later date as appropriate), after completion of planned expansion of the container terminal at the Port of Salalah, which is both the facility owner/operator and port authority. The joint venture would cover a 28-hectare deepsea facility that would have a total quay length of 700 metres and an annual capacity of 1.6 million TEUs, and would be capable of servicing container vessels of more than 10,000 TEUs. It is envisaged that the joint venture would invest in super post panamax cranes and other container handling equipment and systems.
19 February 2009	APL announced that it was moving to implement freight rate increases in the Asia-Europe trade.
27 April 2009	APL Logistics finalised a contract extension to provide warehouse and land transport services to Dow Corning Corporation, a worldwide manufacturer of silicone based materials. Under the terms of the deal, APL Logistics would manage Dow Corning's North American distribution centre, a nearly 400,000 square foot state-of-the-art facility in Shepherdsville, Kentucky. APL Logistics would also oversee land transport for Dow Corning products shipped to locations in the U.S. and Mexico.
29 April 2009	APL Logistics announced that it would assist Jacksonville-based Stein Mart, Inc. manage a 32,000 square foot warehouse located in Dallas. Under an agreement reached in January 2009, APL Logistics would manage nearly 125,000 square feet of warehouse space for Stein Mart, Inc and handle approximately 7 million cases of fashion and accessories annually.
14 May 2009	APL launched a new weekly direct container shipping service linking Vietnam and the West Coast of North America, with the departure of the first sailing in the service planned for 4 June 2009.

Date of Announcement or Press Release	Event
20 May 2009	The Company announced it had identified the MAX at Kierland office building in Phoenix, Arizona as the new home for its regional headquarters in the Americas.
27 May 2009	APL announced its intention to raise freight rates in the Asia-Europe trade.
2 June 2009	The Company announced the Rights Issue.
3 June 2009	APL announced commencement of its new weekly direct container shipping service between Vietnam and the United States.

For further details on the general development of the business of the Group, please refer to the relevant announcements or media releases made by the Company in respect of the same.

Save as disclosed in this Offer Information Statement or as may have been publicly announced by the Company via SGXNET, there have been no material changes in the affairs of the Group from FY2006 to the Latest Practicable Date.

9(d) Provide information on the equity capital and the loan capital of the relevant entity as at the latest practicable date, showing –

(i) in the case of the equity capital, the issued capital; or

(ii) in the case of the loan capital, the total amount of the debentures issued and outstanding, together with the rate of interest payable thereon

Issued and paid-up share capital (as at the Latest Practicable Date)	:	US$844,785,512 comprising 1,473,513,398 Shares (excluding US$5,216,642 paid-up on 1,726,717 Shares held as treasury shares)
Loan Capital (as at the Latest Practicable Date)	:	Nil

On 15 April 2009, the Company renewed its Shareholders' approval for a share purchase mandate. From 15 April 2009 to the Latest Practicable Date, the Company has not bought any Shares.

The Company intends to make adjustments with respect to the Share Options and Share Awards which are outstanding as at the Books Closure Date to take into account the Rights Issue so that the holders thereof will not be adversely affected thereby. Details of such adjustments will be communicated separately to holders of such Share Options and Share Awards.

9(e) Provide information on, where –

(i) the relevant entity is a corporation, the number of shares of the entity owned by each substantial shareholder as at the latest practicable date; or

(ii) the relevant entity is not a corporation, the amount of equity interests in the entity owned by each substantial interest-holder as at the latest practicable date

The interests of the Substantial Shareholders as at the Latest Practicable Date are set out below:

	Direct Interest		Deemed Interest		Total Interest	
	Number of Shares	%(1)	Number of Shares	% (1)	Number of Shares	% (1)
Temasek Holdings (Private) Limited	383,465,362	26.02	610,431,920 (2)	41.43	993,897,282	67.45

Notes:

(1) Based on 1,473,513,398 issued Shares (excluding 1,726,717 Shares held in treasury) as at the Latest Practicable Date.

(2) Temasek Holdings (Private) Limited is deemed to be interested in the 610,431,920 Shares held by its associated companies and subsidiaries.

9(f) Provide information on any legal or arbitration proceedings, including those which are pending or known to be contemplated, which may have, or which have had in the 12 months immediately preceding the date of lodgment of the offer information statement, a material effect on the financial position or profitability of the relevant entity or, where the relevant entity is a holding company or holding entity of a group, of the group

Save as disclosed below, as at the date of this Offer Information Statement, the Directors are not aware of any litigation or arbitration proceedings to which the Group is a party or which is pending or known to be contemplated that may have or would have had in the last 12 months immediately preceding the date of lodgment of this Offer Information Statement, a material effect on the financial position or profitability of the Group.

On 19 October 2004, a lawsuit was filed by an individual then employed by a subsidiary of APL on behalf of the U.S. Government in the United States District Court for the Northern District of California alleging that APL submitted false claims to the U.S. Government in its performance of U.S. Government contracts. The complaint was filed under seal, and APL did not learn of the lawsuit until early in 2006. A settlement was reached with the U.S. Government and the plaintiff without admission of fault or liability on the part of APL. The settlement agreement took effect on 17 February 2009, and the action was dismissed. APL has received assurances from the U.S. Government that no action would be taken to suspend or debar APL from participating in U.S. Government contracts as a result of the settlement.

9(g) Provide information on, where any securities or equity interests of the relevant entity have been issued within the 12 months immediately preceding the latest practicable date –

(i) if the securities or equity interests have been issued for cash, state the prices at which the securities have been issued and the number of securities or equity interests issued at each price; or

(ii) if the securities or equity interests have been issued for services, state the nature and value of the services and give the name and address of the person who received the securities or equity interests

The Company has issued an aggregate of 3,542,988 new Shares during the period from 5 April 2008 to the Latest Practicable Date raising approximately US$1.7 million pursuant to the Share

Option Plan and/or Performance Share Plans. The details of the Share Options exercised during this period are as follows:

Exercise Price per Share (S$)	Number of Shares Issued Pursuant to the Exercise of Share Options
1.15	71,000
2.06	132,000
2.20	818,997
3.32	58,665

The Group has not issued any securities or equity interests in return for services (in the sense of services provided by a service provider as opposed to services provided in the course of employment) from 5 April 2008 to the Latest Practicable Date. For the avoidance of doubt, the Group has, from time to time, granted Share Awards to its executive directors and employees pursuant to the Performance Share Plans and an aggregate of 2,462,326 performance shares were vested from 5 April 2008 to the Latest Practicable Date pursuant thereto.

Save as disclosed above, the Company has not issued any securities or equity interests for cash or for services during the period from 5 April 2008 to the Latest Practicable Date.

9(h) Provide a summary of each material contract, other than a contract entered into in the ordinary course of business, to which the relevant entity or, if the relevant entity is the holding company or holding entity of a group, any member of the group is a party, for the period of 2 years immediately preceding the date of lodgment of the offer information statement, including the parties to the contract, the date and general nature of the contract, and the amount of any consideration passing to or from the relevant entity or any other member of the group, as the case may be.

Save as disclosed below and in Paragraph 9(c) in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part IV – Key Information**" of this Offer Information Statement, the members of the Group have not entered into any material contracts outside the ordinary course of business for the period of two (2) years immediately preceding the date of lodgment of this Offer Information Statement:

(i) the Underwriting Agreement, the details of which are set out under Paragraph 7 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**";

(ii) the Irrevocable Undertaking, the details of which are set out under Paragraph 7 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**"; and

(iii) as disclosed in Paragraph 9(f) in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part IV – Key Information**" of this Offer Information Statement, APL entered into a settlement agreement (effective as of 17 February 2009) with its customer, the U.S. Government, and an individual formerly employed by a subsidiary of APL, on a no admission of fault or liability basis, to resolve allegations that APL submitted false claims to the U.S. Government. The full and final settlement amount was US$26.3 million. APL has received assurances from the U.S. Government that no action would be taken to suspend or debar APL from participating in U.S. Government contracts as a result of the settlement.

PART V – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1. **Provide selected data from –**

   (a) **the audited income statement of the relevant entity or, if the relevant entity is the holding company or holding entity of a group, the audited consolidated income statement of the relevant entity or the audited combined income statement of the group, for each financial year (being one of the 3 most recent completed financial years) for which that statement has been published; and**

   (b) **any interim income statement of the relevant entity or, if the relevant entity is the holding company or holding entity of a group, any interim consolidated income statement of the entity or interim combined income statement of the group, for any subsequent period for which that statement has been published.**

Please refer to Appendices A-1 and A-4 to this Offer Information Statement.

2. **The data referred to in paragraph 1 of this Part shall include the line items in the audited income statement, audited consolidated income statement, audited combined income statement, interim income statement, interim consolidated income statement or interim combined income statement, as the case may be, and shall in addition include the following items: –**

   (a) **dividends declared per share in both the currency of the financial statements and the Singapore currency, including the formula used for any adjustment to dividends declared;**

   (b) **earnings or loss per share; and**

   (c) **earnings or loss per share, after any adjustment to reflect the sale of new securities.**

(U.S. cents)	FY2006	FY2007	FY2008	1Q2008	1Q2009
Gross dividends declared per Share	5.18	10.06	5.56	-	-
Gross dividends declared per Share (Singapore cents)	8.00	14.00	8.00	-	-
Basic earnings/(loss) per Share	25.00	35.72	5.66	8.22	(16.62)
Diluted earnings/(loss) per Share	24.92	35.33	5.63	8.16	(16.60)
Basic earnings/(loss) per Share after adjustment to reflect the Rights Issue [(1)]	14.21	20.35	3.23	4.69	(9.49)
Diluted earnings/(loss) per Share after adjustment to reflect the Rights Issue [(1)]	14.18	20.23	3.22	4.67	(9.48)

Note:

(1) Earnings per Share after the Rights Issue is shown (a) based on the number of Shares in issue as at the end of each period under review and (b) on the assumption that the Rights Issue was completed at the beginning of each such period and without taking into account the earnings or returns realised from the proceeds of the Rights Issue.

Please also refer to Appendices A-1 and A-4 to this Offer Information Statement.

3. In respect of –

(a) each financial year (being one of the 3 most recent completed financial years) for which financial statements have been published; and

(b) any subsequent period for which interim financial statements have been published,

provide information regarding any significant factor, including any unusual or infrequent event or new development, which materially affected profit or loss before tax of the entity or, if it is the holding company or holding entity of a group, of the group, and indicate the extent to which such profit or loss before tax of the entity or the group, as the case may be, was so affected. Describe any other significant component of revenue or expenditure necessary to understand the profit or loss before tax for each of these financial periods.

Performance review for FY2007 compared to FY2006

The Group achieved revenue of US$8.2 billion in FY2007, an increase of US$0.9 billion from its US$7.3 billion revenue in FY2006 or approximately 12% year-on-year. This was mainly due to increase in container shipping revenue arising from volume growth and improved freight rates in selected key trades.

The Group's cost of sales increased by US$0.7 billion or 12% year-on-year to US$6.9 billion, which was in line with the increase in container shipping volume.

Miscellaneous gains increased by US$17 million or 57% year-on-year to US$48 million, mainly due to increase in gain on disposal of fixed assets.

FY2006 net profit included US$100 million write-down of goodwill following a review of the warehousing service businesses.

Other operating expenses decreased by US$20 million or 39% year-on-year to US$32 million due to decrease in allowance for doubtful debts and lower impairment in value of investments.

Net profit attributable to equity holders of the Company increased 44% year-on-year from US$364 million in FY2006 to US$523 million in FY2007, mainly due to higher revenue and earnings contribution from all business units, particularly the container shipping business unit.

Performance review for FY2008 compared to FY2007

The Group achieved revenue of US$9.3 billion in FY2008, an increase of US$1.1 billion from its US$8.2 billion revenue in FY2007, or approximately 14% year-on-year. This was mainly due to growth in container shipping revenue through higher volumes and greater bunker recovery.

The Group's cost of sales increased by US$1.5 billion or 21% year-on-year to US$8.3 billion mainly due to higher bunker fuel costs, higher vessel costs from capacity expansion and variable costs associated with higher volumes.

Finance and investment income decreased by US$14 million or 51% year-on-year to US$13 million mainly due to lower interest income from lower average interest rates and average deposit balance.

Finance expenses decreased by US$9 million or 21% year-on-year to US$35 million mainly due to lower average interest rates.

Other operating expenses increased by US$47 million or 146% year-on-year to US$79 million due to foreign exchange losses arising from revaluation of non-USD denominated balance sheet items.

Net profit attributable to equity holders of the Company decreased 84% year-on-year from US$523 million in FY2007 to US$83 million in FY2008 due to higher operating costs, such as bunker fuel and vessel costs, and deteriorating container demand growth environment, particularly in the fourth quarter of FY2008, where the Group incurred losses of US$149 million for the quarter. The decrease in net profit for the year was also due to costs associated with the restructuring exercise of US$72 million, which was incurred in the fourth quarter of FY2008.

Performance review for 1Q2009 compared to 1Q2008

The Group achieved revenue of US$1.5 billion in 1Q2009, a decrease of US$0.9 billion from its US$2.4 billion revenue in 1Q2008, or approximately 36% year-on-year. This was mainly due to decline in container shipping revenue resulting from lower volumes and deteriorating freight rates.

The Group's cost of sales decreased by US$0.5 billion or 23% year-on-year to US$1.6 billion mainly due to lower variable costs associated with lower volumes and lower bunker costs.

Miscellaneous income declined by US$16 million or 77% year-on-year to US$5 million mainly due to lesser sales of property, plant and equipment resulting in a decrease in profits on disposal of property, plant and equipment.

Finance and investment income decreased by US$2 million or 65% year-on-year to US$1 million mainly due to lower interest income from lower average interest rates.

Administrative expenses declined by US$34 million or 19% year-on-year to US$149 million mainly due to costs savings associated with restructuring.

Finance expenses increased by US$7 million or 94% year-on-year to US$15 million mainly due to higher interest expense from higher average loan balance.

The Group recorded net loss attributable to shareholders of US$245 million in 1Q2009 compared to a profit of US$121 million in 1Q2008. Losses incurred in 1Q2009 were due to lower revenue achieved as a result of lower volumes and deteriorating freight rates. Active cost management had achieved some mitigation in costs but was not enough to compensate for the decline in revenue.

4. Provide selected data from the balance sheet of the relevant entity or, if it is the holding company or holding entity of a group, the group as at the end of –

(a) the most recent completed financial year for which audited financial statements have been published; or

(b) if interim financial statements have been published for any subsequent period, that period.

Please refer to Appendix A-2 to this Offer Information Statement.

5 The data referred to in paragraph 4 of this Part shall include the line items in the audited or interim balance sheet of the entity or the group, as the case may be, and shall in addition include the following items: –

(a) number of shares after any adjustment to reflect the sale of new securities;

(b) net assets or liabilities per share; and

(c) net assets or liabilities per share after any adjustment to reflect the sale of new securities.

	As at 26 December 2008	As at 3 April 2009
Net assets (excluding minority interests) (US$'000)	2,460,544	2,298,815
Total number of Shares [(1)]	1,470,980,072	1,473,442,398
Net assets per Share (US$)	1.67	1.56
Number of Shares after adjustment to reflect the Rights Issue [(2)]	2,576,115,120	2,578,577,446
Net assets per Share after adjustment to reflect the Rights Issue [(3)] (US$)	1.33	1.27

Notes:

(1) Excluding 1,726,717 Shares held in treasury.

(2) Based on the number of Shares in issue as at the end of each period under review and adjusted by the issue of 1,105,135,048 Rights Shares pursuant to the Rights Issue.

(3) Net assets per Share after the Rights Issue is shown after (a) adjusting for the net proceeds of the Rights Issue and (b) on the assumption that the Rights Issue was completed at the beginning of each such period and without taking into account the earnings or returns realised from the proceeds of the Rights Issue.

Please refer to Appendix A-2 to this Offer Information Statement.

6. **Provide an evaluation of the material sources and amounts of cash flows from operating, investing and financing activities in respect of –**

   (a) **the most recent completed financial year for which financial statements have been published; and**

   (b) **if interim financial statements have been published for any subsequent period, that period.**

Review of cash flow for FY2008

The Group's cash and cash equivalents decreased by US$75 million from US$504 million as at 28 December 2007 to US$429 million as at 26 December 2008 mainly due to net cash outflow from investing activities of US$843 million, partially offset by net cash inflow from operating activities of US$500 million and net cash inflow from financing activities of US$268 million.

Cash outflow from investing activities was mainly driven by capital expenditure on property, plant and equipment while cash inflow from financing activities was mainly due to proceeds from borrowings, partially offset by dividends paid to equity holders.

Review of cash flow for 1Q2009

The Group's cash and cash equivalents increased by US$15 million from US$429 million as at 26 December 2008 to US$444 million as at 3 April 2009 mainly due to net cash inflow from financing activities of US$158 million, partially offset by net cash outflow from operating activities of US$139 million.

The cash inflow from financing activities was mainly due to additional proceeds of US$183 million from borrowings, partially offset by US$17 million for repayment of borrowings. Net cash outflow from operating activities was mainly due to losses incurred during 1Q2009.

Please refer to Appendix A-3 to this Offer Information Statement.

7. **Provide a statement by the directors or equivalent persons of the relevant entity as to whether, in their reasonable opinion, the working capital available to the relevant entity or, if it is the holding company or holding entity of a group, to the group, as at the date of lodgment of the offer information statement, is sufficient for present requirements and, if**

insufficient, how the additional working capital considered by the directors or equivalent persons to be necessary is proposed to be provided.

The Directors are of the reasonable opinion that, as at the date of lodgment of this Offer Information Statement, taking into consideration the Group's present cash position and bank facilities and assuming that there are no significant deteriorations to current industry conditions and that the Group continues to be able to renew its borrowings as they become due, the working capital available to the Group is sufficient to meet its present requirements.

8. If the relevant entity or any other entity in the group is in breach of any of the terms and conditions or covenants associated with any credit arrangement or bank loan which could materially affect the relevant entity's financial position and results or business operations, or the investments by holders of securities in the relevant entity, provide –

(a) a statement of that fact;

(b) details of the credit arrangement or bank loan; and

(c) any action taken or to be taken by the relevant entity or other entity in the group, as the case may be, to rectify the situation (including the status of any restructuring negotiations or agreement, if applicable).

To the best of the Directors' knowledge and belief, the Group is not in breach of any of the terms and conditions or covenants associated with any credit arrangement or bank loan which could materially affect the Group's financial position and results or business operations, or the investments by holders of securities in the Company.

9. Discuss, for at least the current financial year, the business and financial prospects of the entity or, if it is the holding company or holding entity of a group, the group, as well as any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on net sales or revenues, profitability, liquidity or capital resources, or that would cause financial information disclosed in the offer information statement to be not necessarily indicative of the future operating results or financial condition. If there are no such trends, uncertainties, demands, commitments or events, provide an appropriate statement to that effect.

On 12 May 2009, the Company announced that for the rest of the year, it anticipates a continuation of adverse business operating conditions.

The Company reiterates that it expects to post a significant full year loss. This is notwithstanding the costs savings measures announced earlier. The Group will continue to focus on improving asset utilisation, yields and productivity.

Please also refer to Appendix A-4 and the Section entitled "**Risk Factors**" of this Offer Information Statement for further details.

10. Where a profit forecast is disclosed, state the extent to which projected sales or revenues are based on secured contracts or orders, and the reasons for expecting to achieve the projected sales or revenues and profit, and discuss the impact of any likely change in business and operating conditions on the forecast.

No profit forecast is disclosed in this Offer Information Statement.

11. Where a profit forecast or profit estimate is disclosed, state all principal assumptions, if any, upon which the directors or equivalent persons of the entity have based their profit forecast or profit estimate, as the case may be.

No profit forecast or profit estimate is disclosed in this Offer Information Statement.

12. Where a profit forecast is disclosed, include a statement by an auditor of the relevant entity as to whether the profit forecast is properly prepared on the basis of the assumptions referred to in paragraph 11 of this Part, is consistent with the accounting policies adopted by the entity, and is presented in accordance with the accounting standards adopted by the relevant entity in the preparation of its financial statements.

No profit forecast is disclosed in this Offer Information Statement.

13. Where the profit forecast disclosed is in respect of a period ending on a date not later than the end of the current financial year of the relevant entity, provide in addition to the statement referred to in paragraph 12 of this Part –

(a) a statement by the issue manager to the offer, or any other person whose profession or reputation gives authority to the statement made by him, that the profit forecast has been stated by the directors or equivalent persons of the relevant entity after due and careful enquiry and consideration; or

(b) a statement by an auditor of the relevant entity, prepared on the basis of his examination of the evidence supporting the assumptions referred to in paragraph 11 of this Part and in accordance with the Singapore Standards on Auditing or such other auditing standards as may be approved in any particular case by the Authority, to the effect that no matter has come to his attention which gives him reason to believe that the assumptions do not provide reasonable grounds for the profit forecast.

No profit forecast is disclosed in this Offer Information Statement.

14. Where the profit forecast disclosed is in respect of a period ending on a date after the end of the current financial year of the entity, provide in addition to the statement referred to in paragraph 12 of this Part –

(a) a statement by the issue manager to the offer, or any other person whose profession or reputation gives authority to the statement made by him, prepared on the basis of his examination of the evidence supporting the assumptions referred to in paragraph 11 of this Part, to the effect that no matter has come to his attention which gives him reason to believe that the assumptions do not provide reasonable grounds for the profit forecast; or

(b) a statement by an auditor of the entity, prepared on the basis of his examination of the evidence supporting the assumptions referred to in paragraph 11 of this Part and in accordance with the Singapore Standards on Auditing or such other auditing standards as may be approved in any particular case by the Authority, to the effect that no matter has come to his attention which gives him reason to

believe that the assumptions do not provide reasonable grounds for the profit forecast.

No profit forecast is disclosed in this Offer Information Statement.

15. Disclose any event that has occurred from the end of –

(a) the most recent completed financial year for which financial statements have been published; and

(b) if interim financial statements have been published for any subsequent period, that period,

to the latest practicable date which may have a material effect on the financial position and results of the relevant entity or, if it is the holding company or holding entity of a group, the group, or, if there is no such event, provide an appropriate negative statement.

Save as disclosed in this Offer Information Statement or as may have been publicly announced by the Company through the SGXNET, the Directors are not aware of any event that has occurred from 4 April 2009 up to the Latest Practicable Date which may have a material effect on the financial position and results of the Group.

16. In this Part, "published" includes publication in a prospectus, in an annual report or on the SGXNET.

Noted.

PART VI – THE OFFER AND LISTING

1. **Indicate the price at which the securities are being offered and the amount of any expense specifically charged to the subscriber or purchaser. If it is not possible to state the offer price at the date of lodgment of the offer information statement, the method by which the offer price is to be determined must be explained.**

Rights Issue Price : S$1.30 for each Rights Share, payable in full on acceptance and/or application.

The expenses incurred in connection with the Rights Issue will not be specifically charged to Entitled Shareholders, their renouncees or Purchasers for subscribing for their Rights Shares.

An administrative fee will be incurred for each Electronic Application made through the ATMs of the respective Participating Banks.

2. **If there is no established market for the securities being offered, provide information regarding the manner of determining the offer price, the exercise price or conversion price, if any, including the person who establishes the price or is responsible for the determination of the price, the various factors considered in such determination and the parameters or elements used as a basis for determining the price.**

The Shares are, and the Rights Shares will be, traded on the Main Board of the SGX-ST.

3. **If –**

   (a) **any of the relevant entity's shareholders or equity interest-holders have pre-emptive rights to subscribe for or purchase the securities being offered; and**

   (b) **the exercise of the rights by the shareholder or equity interest-holder is restricted, withdrawn or waived,**

   indicate the reasons for such restriction, withdrawal or waiver, the beneficiary of such restriction, withdrawal or waiver, if any, and the basis for the offer price.

As there may be prohibitions or restrictions against the offering of Rights Shares in certain jurisdictions, only Entitled Shareholders are eligible to participate in the Rights Issue. Please refer to the Sections entitled "**Offering, Selling and Transfer Restrictions**" and "**Eligibility of Shareholders to Participate in the Rights Issue**" of this Offer Information Statement for further information.

4. **If securities of the same class as those securities being offered are listed for quotation on any securities exchange –**

   (a) **in a case where the first-mentioned securities have been listed for quotation on the securities exchange for at least 12 months immediately preceding the latest practicable date, disclose the highest and lowest market prices of the first-mentioned securities –**

      (i) **for each of the 12 calendar months immediately preceding the calendar month in which the latest practicable date falls; and**

(ii) for the period from the beginning of the calendar month in which the latest practicable date falls to the latest practicable date; or

The highest and lowest market prices and the volume of the Shares traded on the SGX-ST during each of the last 12 calendar months immediately preceding the Latest Practicable Date and for the period from 1 June 2009 to the Latest Practicable Date are as follows:

	Price Range		Volume of Shares
	High (1)	Low (2)	traded per period (3)
Month	**(S$)**	**(S$)**	**('000)**
June 2008	3.83	3.15	117,361
July 2008	3.31	2.84	129,525
August 2008	2.75	2.19	163,761
September 2008	2.30	1.79	153,147
October 2008	2.02	1.03	179,072
November 2008	1.35	0.96	108,681
December 2008	1.31	0.955	87,668
January 2009	1.26	1.12	82,044
February 2009	1.26	1.13	104,805
March 2009	1.19	0.865	387,341
April 2009	1.55	1.15	330,084
May 2009	1.59	1.27	339,592
1 June 2009 to the Latest Practicable Date	1.75	1.59	291,866

Source: Bloomberg Finance L.P.. Bloomberg Finance L.P. has not consented for the purposes of Sections 249 and 277 of the Securities and Futures Act to the inclusion of the information referred to above and is thereby not liable for such information under Sections 253 and 254 of the Securities and Futures Act. The Company and the Joint Lead Managers and Underwriters have included the above information in its proper form and context and have not verified the accuracy of such information.

Notes:

(1) High Price was based on the highest closing price for the Shares in a particular month.

(2) Low Price was based on the lowest closing price for the Shares in a particular month.

(3) Volume was based on the total volume of the Shares traded in a particular month.

(b) in a case where the first-mentioned securities have been listed for quotation on the securities exchange for less than 12 months immediately preceding the latest practicable date, disclose the highest and lowest market prices of the first-mentioned securities –

(i) for each calendar month immediately preceding the calendar month in which the latest practicable date falls; and

(ii) for the period from the beginning of the calendar month in which the latest practicable date falls to the latest practicable date;

Not applicable, as the Shares have been listed for quotation on the Main Board of the SGX-ST for more than 12 months immediately preceding the Latest Practicable Date.

(c) disclose any significant trading suspension that has occurred on the securities exchange during the 3 years immediately preceding the latest practicable date or, if the securities have been listed for quotation for less than 3 years, during the

period from the date on which the securities were first listed to the latest practicable date; and

No significant trading suspension of the Shares has occurred on the SGX-ST during the three years immediately preceding the Latest Practicable Date.

(d) **disclose information on any lack of liquidity, if the securities are not regularly traded on the securities exchange.**

Please refer to Paragraph 4(a) in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**" of this Offer Information Statement for the volume of Shares traded during each of the last 12 calendar months immediately preceding the Latest Practicable Date and for the period from 1 June 2009 to the Latest Practicable Date. Based on the information set out therein, the Shares are regularly traded on the Main Board of the SGX-ST.

5. **Where the securities being offered are not identical to the securities already issued by the relevant entity, provide –**

(a) **a statement of the rights, preferences and restrictions attached to the securities being offered; and**

(b) **an indication of the resolutions, authorisations and approvals by virtue of which the entity may create or issue further securities, to rank in priority to or *pari passu* with the securities being offered.**

The Rights Shares will, upon allotment and issue, rank *pari passu* in all respects with the then existing Shares save for any dividends, rights, allotments or other distributions, the Record Date for which falls before the date of issue of the Rights Shares.

6. **Indicate the amount, and outline briefly the plan of distribution, of the securities that are to be offered otherwise than through underwriters. If the securities are to be offered through the selling efforts of any broker or dealer, describe the plan of distribution and the terms of any agreement or understanding with such entities. If known, identify each broker or dealer that will participate in the offer and state the amount to be offered through each broker or dealer.**

Basis of Provisional Allotment

The Rights Issue is made on a renounceable underwritten basis to Entitled Shareholders on the basis of three (3) Rights Share for every four (4) Shares held by Shareholders as at the Books Closure Date at the Rights Issue Price, fractional entitlements to be disregarded. The Rights Shares are payable in full upon acceptance and/or application and upon allotment and issue will rank *pari passu* in all respects with the then existing Shares, save for any dividends, rights, allotments or other distributions, the Record Date for which falls before the date of issue of the Rights Shares. Based on the Existing Share Capital, 1,105,135,048 Rights Shares will be issued. For further details, please refer to Paragraph 1 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part III – Offer Statistics and Timetable**" of this Offer Information Statement.

Entitled Shareholders

Entitled Shareholders will be at liberty to accept, decline or renounce their provisional allotments of Rights Shares and will be eligible to apply for additional Rights Shares in excess of their provisional allotments under the Rights Issue. Entitled Depositors will also be able to trade on the SGX-ST during the provisional allotment trading period prescribed by the SGX-ST their provisional allotments of Rights Shares. Fractional entitlements to the Rights Shares will be disregarded in arriving at the Shareholders' entitlements and will, together with the Rights Shares represented by the provisional allotments of (i) Entitled Shareholders who decline, do not accept, or elect not to renounce or trade their provisional allotment of Rights Shares under the Rights Issue (during the provisional allotment trading period prescribed by the SGX-ST) and/or (ii) ineligible Shareholders, be aggregated and used to satisfy excess Rights Shares applications (if any), or disposed of or otherwise dealt with in such manner as the Directors may, in their absolute discretion, deem fit for the benefit of the Company.

In the allotment of excess Rights Shares, preference will be given to the rounding of odd lots, and the Directors and Substantial Shareholders (including the Temasek Entities) will rank last in priority. The Rights Shares are not offered through the selling efforts of any broker or dealer other than the Joint Lead Managers and Underwriters.

Foreign Shareholders

As there may be prohibitions or restrictions against the offering of Rights Shares in certain jurisdictions, only Entitled Shareholders are eligible to participate in the Rights Issue. Please refer to the Sections entitled "**Offering, Selling and Transfer Restrictions**" and "**Eligibility of Shareholders to Participate in the Rights Issue**" of this Offer Information Statement for further details.

Notwithstanding the foregoing, the "nil-paid" Rights and Rights Shares are not intended to be offered or sold to persons in the United States or to U.S. persons (as defined under Regulation S) outside the United States, except for offers and sales to QIBs who have provided to the Company (and the Company has accepted) a signed investor representation letter in the form attached as Appendix F to this Offer Information Statement, in transactions exempt from the registration requirements of the Securities Act. The Company and the Joint Lead Managers and Underwriters reserve absolute discretion in determining whether to allow such participation as well as the identity of the persons who may be allowed to do so. The "nil-paid" Rights and Rights Shares are being offered and sold outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S.

Each purchaser of Rights Shares being offered and sold outside the United States will be deemed to have represented and agreed, among other things, that the purchaser (a) is, and the person, if any, for whose account it is acquiring such Rights Shares is, outside the United States, and (b) is acquiring the Rights Shares in an offshore transaction meeting the requirements of Regulation S under the Securities Act.

7. Provide a summary of the features of the underwriting relationship together with the amount of securities being underwritten by each underwriter.

Underwriting Agreement

Pursuant to the Underwriting Agreement:

(a) the Joint Lead Managers have agreed to manage the Rights Issue; and

(b) the Underwriters have severally agreed to underwrite the Underwritten Rights Shares (but only to the extent that such Rights Shares not taken up exceed the number of Rights Shares which have been validly subscribed for pursuant to excess applications made in accordance with this Offer Information Statement) by the Closing Date at the Rights Issue Price up to the proportion of Underwritten Rights Shares set forth opposite each such Underwriter's name below:

Name of Underwriter	Proportion of Underwritten Rights Shares (%)
DBS Bank Ltd.	25.0
J.P. Morgan (S.E.A.) Limited	25.0
Morgan Stanley Asia (Singapore) Pte.	25.0
The Hongkong and Shanghai Banking Corporation Limited	25.0
Total	100.0

The total number of Underwritten Rights Shares is 1,105,081,798.

The Underwriting Agreement is conditional upon certain events, including the in-principle approval from the SGX-ST for the listing of and quotation for the Rights Shares remaining in full force and effect and fulfillment of all conditions contained in such in-principle approval or imposed by the SGX-ST thereafter to the reasonable satisfaction of the Underwriters. In-principle approval from the SGX-ST has been obtained on 11 June 2009.

The Joint Lead Managers and Underwriters may, under the terms of the Underwriting Agreement, terminate the agreement on account of, among other things, the occurrence of specified events having a material adverse effect on (i) the financial condition, assets, prospects, business or results of operations of the Group, or (ii) the ability of the Company to perform in any material respect its obligations under or with respect to or consummate the transactions contemplated under the Underwriting Agreement or this Offer Information Statement, or (iii) the ability of the Joint Lead Managers and Underwriters to market the Rights Issue or to enforce the contracts for the subscription and distribution of the Rights Shares and "nil-paid" Rights, or on the success of the Rights Issue or dealings in the Rights Shares or the "nil-paid" Rights in the secondary market. In the event that the Underwriting Agreement is terminated, the Joint Lead Managers and Underwriters will cease to be liable to underwrite the Rights Issue and the Company may proceed with the Rights Issue without underwriting (subject to the approval of the SGX-ST and the Authority, as relevant).

Please refer to Paragraph 8 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part IV – Key Information**" for details of the underwriting commission and management fees payable by the Company to the Joint Lead Managers and Underwriters.

Under the Underwriting Agreement, the Company has agreed, *inter alia*, that it will not issue any new Shares for a period of 90 days following the completion of the Rights Issue without the prior written consent of the Joint Lead Managers and Underwriters, such consent not to be

unreasonably withheld. This restriction shall not prohibit the Company from issuing new Shares pursuant to the exercise of the Share Options or the vesting and delivery of the Share Awards.

In compliance with Rule 818 of the Listing Manual, none of the Underwriters is entitled to terminate the Underwriting Agreement on the occurrence of "force majeure events" on or after the commencement of Shares trading "ex-rights".

Irrevocable Undertaking

As at the Latest Practicable Date, Temasek holds directly and through its wholly-owned subsidiaries, Lentor and Startree, approximately 67.43% of the Existing Share Capital.

In support of the Rights Issue, Lentor has given an Irrevocable Undertaking to the Company and the Joint Lead Managers and Underwriters that, *inter alia,* (a) the Temasek Entities will not have less than an aggregate of 993,529,332 Shares as at the Books Closure Date; and (b) the Temasek Entities will subscribe and pay in full for the Temasek *Pro Rata* Shares.

The Irrevocable Undertaking shall cease to have any further force or effect in the event that, *inter alia,* the Underwriting Agreement is terminated for any reason whatsoever (other than for reasons due or attributable to any breach of, or failure by Lentor to perform its obligations under, the Irrevocable Undertaking and/or the Sub-Underwriting Agreement).

Sub-Underwriting Agreement

Lentor has also entered into a Sub-Underwriting Agreement with the Joint Lead Managers and Underwriters, pursuant to which Lentor has agreed to subscribe at the Rights Issue Price for the Underwritten Rights Shares to the extent that such Rights Shares are not validly subscribed for under the Rights Issue.

Please refer to Paragraph 8 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part IV – Key Information**" for details of the commission payable by the Joint Lead Managers and Underwriters to Lentor.

Effect

The underwriting arrangement pursuant to the Underwriting Agreement, the sub-underwriting arrangement pursuant to the Sub-Underwriting Agreement and the irrevocable undertaking by Lentor pursuant to the Irrevocable Undertaking will ensure that all the Underwritten Rights Shares will be fully taken up and subscribed, thereby enhancing the objective of a successful Rights Issue.

SIXTEENTH SCHEDULE OF THE SECURITIES AND FUTURES (OFFERS OF INVESTMENTS) (SHARES AND DEBENTURES) REGULATIONS 2005

PART VII – ADDITIONAL INFORMATION

1. Where a statement or report attributed to a person as an expert is included in the offer information statement, provide such person's name, address and qualifications.

Not applicable.

2. Where the offer information statement contains any statement (including what purports to be a copy of, or extract from, a report, memorandum or valuation) made by an expert –

(a) state the date on which the statement was made;

(b) state whether or not it was prepared by the expert for the purpose of incorporation in the offer information statement; and

(c) include a statement that the expert has given, and has not withdrawn, his written consent to the issue of the offer information statement with the inclusion of the statement in the form and context in which it is included in the offer information statement.

Not applicable.

3. The information referred to in paragraphs 1 and 2 of this Part need not be provided in the offer information statement if the statement attributed to the expert is a statement to which the exemption under regulation 26 (2) or (3) applies.

Noted.

4. Where a person is named in the offer information statement as the issue manager or underwriter (but not a sub-underwriter) to the offer, include a statement that the person has given, and has not withdrawn, his written consent to being named in the offer information statement as the issue manager or underwriter, as the case may be, to the offer.

Each of the Joint Lead Managers and Underwriters has given, and has not, before the lodgment of this Offer Information Statement with the Authority, withdrawn its written consent to being named in this Offer Information Statement as one of the Joint Lead Mangers and Underwriters of the Rights Issue.

5. Include particulars of any other matters not disclosed under any other paragraph of this Schedule which could materially affect, directly or indirectly –

(a) the relevant entity's business operations or financial position or results; or

(b) investments by holders of securities in the relevant entity.

Save as disclosed in this Offer Information Statement, the Directors are not aware of any other matter which could materially affect, directly or indirectly, the Group's business operations, financial position, or results or investments by holders of securities in the Company.

SIXTEENTH SCHEDULE OF THE SECURITIES AND FUTURES (OFFERS OF INVESTMENTS) (SHARES AND DEBENTURES) REGULATIONS 2005

PART VIII – ADDITIONAL INFORMATION REQUIRED FOR OFFER OF DEBENTURES OR UNITS OF DEBENTURES

Not Applicable.

PART IX – ADDITIONAL INFORMATION REQUIRED FOR CONVERTIBLE DEBENTURES

Not Applicable.

SIXTEENTH SCHEDULE OF THE SECURITIES AND FUTURES (OFFERS OF INVESTMENTS) (SHARES AND DEBENTURES) REGULATIONS 2005

PART X – ADDITIONAL INFORMATION REQUIRED FOR OFFER OF SECURITIES BY WAY OF RIGHTS ISSUE

1. **Provide –**

(a) **the particulars of the rights issue**

Please refer to the Section entitled "**Summary of the Rights Issue**" of this Offer Information Statement for particulars of the Rights Issue.

(b) **the last day and time for splitting of the provisional allotment of the securities to be issued pursuant to the rights issue**

3 July 2009 at 5.00 p.m.

(c) **the last day and time for acceptance of and payment for the securities to be issued pursuant to the rights issue;**

8 July 2009 at 5.00 p.m. (9.30 p.m. for Electronic Applications)

(d) **the last day and time for renunciation of and payment by the renouncee for the securities to be issued pursuant to the rights issue;**

8 July 2009 at 5.00 p.m. (9.30 p.m. for Electronic Applications)

(e) **the terms and conditions of the offer of securities to be issued pursuant to the rights issue;**

The allotment and issue of the Rights Shares pursuant to the Rights Issue are governed by the terms and conditions as set out in this Offer Information Statement, in particular, Appendices B, C and D to this Offer Information Statement and in the PAL, the ARE and the ARS.

(f) **the particulars of any undertaking from the substantial shareholders or substantial equity interest-holders, as the case may be, of the relevant entity to subscribe for their entitlements; and**

Please refer to Paragraph 7 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**" of this Offer Information Statement for details of the terms of the Irrevocable Undertaking.

(g) if the rights issue is or will not be underwritten, the reason for not underwriting the issue.

The Rights Issue is fully underwritten in respect of the Underwritten Rights Shares by the Joint Lead Managers and Underwriters pursuant to the Underwriting Agreement. Please refer to Paragraph 7 in the Section entitled "**Sixteenth Schedule of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 – Part VI – The Offer and Listing**" of this Offer Information Statement for further details on the Underwriting Agreement.

Provide a review of the working capital for the last three (3) financial years and the latest half year, if applicable.

The working capital of the Group as at 29 December 2006, 28 December 2007 and 26 December 2008 (as extracted from the audited accounts for FY2006, FY2007 and FY2008) and as at 3 April 2009 (as extracted from the unaudited accounts for 1Q2009) are set out below:

(US$'000)	As at 29 December 2006 (Audited)	As at 28 December 2007 (Audited)	As at 26 December 2008 (Audited)	As at 3 April 2009 (Unaudited)
Total current assets	1,784,681	1,884,123	1,490,529	1,318,241
Total current liabilities	1,390,950	1,543,931	1,935,157	1,357,168
Working Capital	**393,731**	**340,192**	**(444,628)**	**(38,927)**

28 December 2007 compared to 29 December 2006

The Group's current assets increased by US$99 million from US$1.8 billion as at 29 December 2006 to US$1.9 billion as at 28 December 2007. The increase in current assets was mainly due to an increase in trade and other receivables, which was in line with the increase in container shipping volume growth.

The Group's current liabilities increased by US$153 million from US$1.4 billion as at 29 December 2006 to US$1.5 billion as at 28 December 2007. The increase in current liabilities was mainly due to an increase in trade and other payables during the year, which was in line with the increase in container shipping volume growth.

26 December 2008 compared to 28 December 2007

The Group's current assets decreased by US$394 million from US$1.9 billion as at 28 December 2007 to US$1.5 billion as at 26 December 2008. The decrease in current assets was mainly due to a decrease in trade and other receivables as a result of improved collections.

The Group's current liabilities increased by US$391 million from US$1.5 billion as at 28 December 2007 to US$1.9 billion as at 26 December 2008. The increase in current liabilities was mainly due to an increase in short-term borrowings during the year. In 1Q2009, short-term borrowings of US$382 million as at 26 December 2008 was reclassified from current liabilities to non-current liabilities, after taking into consideration the expected timing of repayments assessed at each reporting period as well as the contractual final maturity dates of the borrowings. Had the reclassification of US$382 million been effected in the FY2008 Audited Consolidated Financial Statements, the Group's current liabilities would have increased by US$9 million.

3 April 2009 compared to 26 December 2008

The Group's current assets decreased by US$172 million from US$1.5 billion as at 26 December 2008 to US$1.3 billion as at 3 April 2009. The decrease in current assets was mainly due to a decrease in trade and other receivables as a result of lower revenue and a decrease in inventories due to lower fuel rates.

The Group's current liabilities decreased by US$578 million from US$1.9 billion as at 26 December 2008 to US$1.4 billion as at 3 April 2009. The decrease in current liabilities was mainly due to a decline in short-term borrowings, trade and other payables, derivative financial instruments and other current liabilities. Had the reclassification of US$382 million mentioned above been effected in the FY2008 Audited Consolidated Financial Statements, the Group's current liabilities would have decreased by

US$196 million, mainly due to a decline in trade and other payables, derivative financial instruments and other current liabilities.

(a) where the rights issue or bought deal involves an issue of convertible securities, such as company warrants or convertible debt, the information in Rule 832;

Not applicable.

(b) where the rights issue or bought deal is underwritten and the exercise or conversion price is based on a price-fixing formula, to state that the exercise or conversion price must be fixed and announced before trading of "nil-paid" rights commences

Not applicable.

A statement by the issue manager that, to the best of its knowledge and belief, the document constitutes full and true disclosure of all material facts about the issue, the issuer and its subsidiaries, and that the issue manager is not aware of any facts the omission of which would make any statement in the document misleading; and where the document contains a profit forecast, that it is satisfied that the profit forecast has been stated by the directors after reasonable enquiry.

As provided in Appendix 8.2 of the Listing Manual, this requirement is not applicable if an issuer has to comply with the offer information statement requirements in the Securities and Futures Act.

APPENDIX A-1 – CONSOLIDATED INCOME STATEMENTS OF THE GROUP FOR FY2006, FY2007 AND FY2008

Income Statement	Audited FY2006 US$'000	Audited FY2007 US$'000	Audited FY2008 US$'000
Revenue	7,263,500	8,159,977	9,285,125
Cost of sales	(6,135,304)	(6,865,603)	(8,328,979)
Gross profit	1,128,196	1,294,374	956,146
Other gains (net)			
– Miscellaneous	30,522	47,909	39,807
– Finance and investment income	29,129	26,703	13,096
Expenses			
– Administrative	(720,725)	(717,443)	(694,182)
– Restructuring costs	-	-	(71,684)
– Finance	(45,994)	(44,013)	(34,946)
– Impairment in value of goodwill arising on consolidation	(99,999)	-	-
– Other operating	(52,561)	(32,113)	(79,041)
Share of results of associated companies	1,640	3,300	3,799
Share of results of joint ventures	2,637	7,146	4,194
Profit before income tax	272,845	585,863	137,189
Income tax credit / (expense)	100,390	(53,900)	(48,926)
Net profit for the financial year	**373,235**	**531,963**	**88,263**
Attributable to:			
Equity holders of the Company	363,743	522,761	83,114
Minority interest	9,492	9,202	5,149
	373,235	**531,963**	**88,263**

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APPENDIX A-2 – CONSOLIDATED BALANCE SHEETS OF THE GROUP AS AT 26 DECEMBER 2008 AND 3 APRIL 2009

Balance Sheet	Audited As at 26 Dec 2008 US$'000	Unaudited As at 3 Apr 2009 US$'000
Assets		
Current		
Cash and cash equivalents	429,219	444,075
Trade and other receivables (1)	828,706	634,726
Inventories at cost	159,015	120,746
Derivative financial instruments	11,293	55,341
Other current assets	62,296	63,353
Total current assets	1,490,529	1,318,241
Non-current		
Investments in associated companies	29,018	28,909
Investments in joint ventures	27,287	28,216
Available-for-sale financial assets	92	40
Property, plant and equipment	3,642,636	3,645,757
Investment properties	9,047	8,621
Deferred charges	3,245	8,473
Intangible assets	29,229	27,814
Goodwill arising on consolidation	129,095	129,095
Deferred income tax assets	3,683	2,634
Other non-current assets	80,730	76,266
Total non-current assets	3,954,062	3,955,825
TOTAL ASSETS	**5,444,591**	**5,274,066**
Liabilities		
Current		
Trade and other payables	1,066,478	907,664
Current income tax liabilities	35,283	26,983
Borrowings	466,963	139,203
Provisions	100,933	92,800
Deferred income	-	332
Derivative financial instruments	94,739	34,321
Other current liabilities (2)	170,761	155,865
Total current liabilities	1,935,157	1,357,168
Non-current		
Borrowings	777,682	1,348,777
Provisions	127,308	128,668
Deferred income	-	242
Deferred income tax liabilities	24,972	25,759
Other non-current liabilities	74,881	72,449
Total non-current liabilities	1,004,843	1,575,895
TOTAL LIABILITIES	**2,940,000**	**2,933,063**
NET ASSETS	**2,504,591**	**2,341,003**

APPENDIX A-2 – CONSOLIDATED BALANCE SHEETS OF THE GROUP AS AT 26 DECEMBER 2008 AND 3 APRIL 2009

Balance Sheet	Audited As at 26 Dec 2008 US$'000	Unaudited As at 3 Apr 2009 US$'000
Equity		
Share capital	845,379	849,931
Treasury shares	(5,216)	(5,216)
	840,163	844,715
Shares held by employee benefit trust	(1,413)	(1,776)
Treasury shares reserve	(1,195)	(1,195)
Retained earnings	1,657,862	1,413,267
Other reserves	(34,873)	43,804
Capital and reserves attributable to equity holders of the Company	2,460,544	2,298,815
Minority interest	44,047	42,188
TOTAL EQUITY	**2,504,591**	**2,341,003**
Net current liabilities	**(444,628)**	**(38,927)**

Notes:

(1) Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard bill of lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.

(2) Other current liabilities relate to deferred revenue arising from the percentage-of-completion method for revenue recognition.

APPENDIX A-3 – CONSOLIDATED CASH FLOW STATEMENTS OF THE GROUP FOR FY2007, FY2008, 1Q2008 AND 1Q2009

	Audited		Unaudited	
	FY2007 US$'000	FY2008 US$'000	1Q2008 US$'000	1Q2009 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit/(Loss) before income tax	585,863	137,189	133,714	(233,221)
Adjustments for:				
Depreciation and amortisation	254,170	263,022	65,922	77,067
Fair value losses on hedges	5,459	8,719	2,333	25,633
Interest expense	36,465	27,986	5,138	12,575
Interest income	(25,776)	(9,019)	(2,821)	(1,431)
Investment income	(25)	(38)	(29)	-
Share-based compensation costs	10,532	11,737	3,225	1,945
Write-off/(Write-back) of inventories	347	360	7	(13)
Fair value losses/(gains) on shares held by employee benefit trust	1,813	(2,030)	(150)	230
Net profit on disposal of property, plant and equipment	(24,022)	(24,892)	(17,628)	(2,653)
Net profit on disposal of subsidiaries	-	(2,292)	-	-
Net profit on disposal of associated companies	(419)	-	-	-
Net profit on disposal of other assets	(142)	(1,134)	(346)	(110)
Net (write-back of)/provision for impairment of assets	(615)	(591)	4	2
Net provision for liabilities	23,339	99,234	7,633	5,631
Share of results of associated companies	(3,300)	(3,799)	(1,133)	(209)
Share of results of joint ventures	(7,146)	(4,194)	(1,770)	(929)
Unrealised translation losses/(gains)	4,541	(1,407)	2,126	(1,281)
Operating cash flow before working capital changes	861,084	498,851	196,225	(116,764)
Changes in operating assets and liabilities				
Receivables	(169,949)	202,799	(25,100)	147,005
Inventories	(60,104)	1,751	(26,294)	38,282
Payables	242,654	(155,486)	80,930	(183,138)
Cash generated from/(used in) operations	873,685	547,915	225,761	(114,615)
Interest paid	(36,735)	(21,434)	(7,870)	(17,873)
Interest received	25,341	11,125	4,974	1,122
Net income tax paid	(34,366)	(37,843)	(9,917)	(8,053)
Net cash inflow/(outflow) from operating activities	827,925	499,763	212,948	(139,419)

APPENDIX A-3 – CONSOLIDATED CASH FLOW STATEMENTS OF THE GROUP FOR FY2007, FY2008, 1Q2008 AND 1Q2009

	Audited		Unaudited	
	FY2007 US$'000	FY2008 US$'000	1Q2008 US$'000	1Q2009 US$'000
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of additional interests in subsidiaries	(14)	(8,603)	-	-
Investment in an associated company	(3,924)	(10,394)	(6,075)	-
Net proceeds from loans receivable	251	1,068	16	7
Investment income received	25	38	29	-
Dividends received from an associated company	353	437	-	-
Dividends received from joint ventures	1,260	1,360	-	-
Additions in other non-current investments	(734)	-	-	-
Purchase of property, plant and equipment	(911,830)	(879,049)	(534,164)	(13,818)
Subsequent expenditure on investment properties	(18)	-	-	-
Purchase of intangible assets	(1,209)	(2,975)	(415)	(123)
Proceeds from disposal of property, plant and equipment	34,763	49,351	25,504	9,943
Proceeds from disposal of an investment property	4,245	-	-	-
Proceeds from disposal of other assets	241	4,374	622	225
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	13,112	1,338	-	-
Net cash outflow from investing activities	(863,479)	(843,055)	(514,483)	(3,766)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from borrowings	13,134	779,323	76,138	183,420
Net cash inflow/(outflow) contributed by employee benefit trust	217	321	262	(192)
Dividends paid to equity holders	(77,491)	(151,277)	-	-
Dividends paid to minority interest	(897)	(4,834)	(3,223)	(2,273)
Capital contribution by minority interest	28	-	-	-
Proceeds from issue of new ordinary shares	16,027	1,904	240	-
Proceeds from re-issuance of treasury shares	172	27	27	-
Purchase of treasury shares	(7,279)	(621)	-	-
Repayment of borrowings	(96,405)	(356,526)	(31,803)	(17,364)
Payment of costs incurred in connection with long term financing	(1,900)	(171)	(103)	(5,550)
Net cash (outflow)/inflow from financing activities	(154,394)	268,146	41,538	158,041
Net (decrease)/increase in Cash and Cash Equivalents	(189,948)	(75,146)	(259,997)	14,856
Cash and Cash Equivalents at beginning of financial year/period	694,313	504,365	504,365	429,219
Cash and Cash Equivalents at end of financial year/period	504,365	429,219	244,368	444,075

Company Announcements

NOL

NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)

Unaudited Financial Information
For the Quarter Ended 3 April 2009

1.(a)(i) Consolidated Income Statement

	Group		
	Q1 2009 US$'000	Q1 2008 US$'000	% Increase/ (Decrease)
Revenue	1,542,869	2,406,915	(36)
Cost of sales	(1,607,149)	(2,099,178)	(23)
Gross (loss)/profit	(64,280)	307,737	N/M
Other gains (net)			
– Miscellaneous	4,686	20,510	(77)
– Finance and investment income	921	2,618	(65)
Expenses			
– Administrative	(149,360)	(183,394)	(19)
– Finance	(14,511)	(7,488)	94
– Other operating	(11,815)	(9,172)	29
Share of results of associated companies	209	1,133	(82)
Share of results of joint ventures	929	1,770	(48)
(Loss)/profit before income tax	(233,221)	133,714	N/M
Income tax expense	(10,965)	(11,267)	(3)
Net (loss)/profit for the financial period	(244,186)	122,447	N/M
Net (loss)/profit attributable to:			
Equity holders of the Company	(244,595)	120,728	N/M
Minority interest	409	1,719	(76)
	(244,186)	122,447	N/M

1.(a)(ii) Notes to the Consolidated Income Statement

	Group		
	Q1 2009 US$'000	Q1 2008 US$'000	% Increase/ (Decrease)
(A) Investment Income	-	29	(100)
(B) Other Income Including Interest Income	3,240	4,007	(19)
(C) Interest on Borrowings	(12,575)	(5,138)	145
(D) Depreciation and Amortisation	(77,067)	(65,922)	17
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(2,602)	(1,385)	88
(F) Writeback of Provision for Impairment in Value of Investments	10	-	N/M
(G) Foreign Exchange (Loss)/Gain	(1,082)	1,246	N/M
(H) Adjustment for Under Provision for Tax in Prior Years	(175)	(938)	(81)
(I) Profit on Sale of Investments, Property, Plant and Equipment and Investment Properties	2,763	17,974	(85)
(J) Write-back/(Write-off) of Inventories	13	(7)	N/M

N/M: Not meaningful

1.(a)(iii) **Consolidated Statement of Comprehensive Income**

	Group	
	Q1 2009 US$'000	Q1 2008 US$'000
Net (loss)/profit for the financial period	(244,186)	122,447
Other comprehensive income:		
Fair value gains on cash flow hedges	33,115	5,457
Fair value losses/(gains) on cash flow hedges transferred to the income statement	53,464	(44,883)
Fair value (losses)/gains on available-for-sale financial asset	(52)	33
Currency translation differences	(6,409)	5,669
Tax on fair value gains and losses	1,171	(777)
Other comprehensive income for the financial period, net of tax	81,289	(34,501)
Total comprehensive income for the financial period	(162,897)	87,946
Total comprehensive income attributable to:		
Equity holders of the Company	(163,311)	86,333
Minority interest	414	1,613
	(162,897)	87,946

1.(b)(i) **Balance Sheets**

	Group			Company		
	3 Apr 2009 US$'000	26 Dec 2008 US$'000	% Increase/ (Decrease)	3 Apr 2009 US$'000	26 Dec 2008 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	444,075	429,219	3	115,465	15,760	633
Trade and other receivables [1]	634,726	828,706	(23)	654,719	594,207	10
Inventories at cost	120,746	159,015	(24)	-	-	0
Derivative financial instruments	55,341	11,293	390	5,191	5,473	(5)
Other current assets	63,353	62,296	2	1,181	1,669	(29)
Total current assets	1,318,241	1,490,529	(12)	776,556	617,109	26
Non-current Assets						
Investments in subsidiaries	-	-	0	994,695	994,695	0
Investments in associated companies	28,909	29,018	(0)	1	1	0
Investments in joint ventures	28,216	27,287	3	-	-	0
Available-for-sale financial asset	40	92	(57)	-	-	0
Property, plant and equipment	3,645,757	3,642,636	0	457,374	458,519	(0)
Investment properties	8,621	9,047	(5)	-	-	0
Deferred charges	8,473	3,245	161	43	45	(4)
Intangible assets	27,814	29,229	(5)	98	107	(8)
Goodwill arising on consolidation	129,095	129,095	0	-	-	0
Deferred income tax assets	2,634	3,683	(28)	-	-	0
Other non-current assets	76,266	80,730	(6)	1,721	2,295	(25)
Total non-current assets	3,955,825	3,954,062	0	1,453,932	1,455,662	(0)
TOTAL ASSETS	5,274,066	5,444,591	(3)	2,230,488	2,072,771	8
LIABILITIES						
Current Liabilities						
Trade and other payables	907,664	1,066,478	(15)	115,623	131,880	(12)
Current income tax liabilities	26,983	35,283	(24)	16,982	19,641	(14)
Borrowings	139,203	85,383	63	126,091	61,126	106
Provisions	92,800	100,933	(8)	53	330	(84)
Deferred income	332	-	N/M	-	-	0
Derivative financial instruments	34,321	94,739	(64)	5,621	5,473	3
Other current liabilities [2]	155,865	170,761	(9)	-	-	0
Total current liabilities	1,357,168	1,553,577	(13)	264,370	218,450	21
Non-current Liabilities						
Borrowings	1,348,777	1,159,262	16	150,000	31,580	375
Provisions	128,668	127,308	1	-	-	0
Deferred income	242	-	N/M	-	-	0
Deferred income tax liabilities	25,759	24,972	3	10,942	11,449	(4)
Other non-current liabilities	72,449	74,881	(3)	-	-	0
Total non-current liabilities	1,575,895	1,386,423	14	160,942	43,029	274
TOTAL LIABILITIES	2,933,063	2,940,000	(0)	425,312	261,479	63
NET ASSETS	2,341,003	2,504,591	(7)	1,805,176	1,811,292	(0)
EQUITY						
Share capital	849,931	845,379	1	849,931	845,379	1
Treasury shares	(5,216)	(5,216)	0	(5,216)	(5,216)	0
	844,715	840,163	1	844,715	840,163	1
Shares held by employee benefit trust	(1,776)	(1,413)	26	-	-	0
Treasury shares reserve	(1,195)	(1,195)	0	(1,195)	(1,195)	0
Retained earnings	1,413,267	1,657,862	(15)	927,243	935,304	(1)
Other reserves	43,804	(34,873)	226	34,413	37,020	(7)
Capital and reserves attributable to equity holders of the Company	2,298,815	2,460,544	(7)	1,805,176	1,811,292	(0)
Minority interest	42,188	44,047	(4)	-	-	0
TOTAL EQUITY	2,341,003	2,504,591	(7)	1,805,176	1,811,292	(0)
Net current (liabilities)/assets	(38,927)	(63,048)	(38)	512,186	398,659	28

1 Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.

2 Other current liabilities relates to deferred revenue arising from the percentage-of-completion method for revenue recognition.

Certain comparative items have been reclassified to conform with current period's presentation. For the financial year ended 26 December 2008, unsecured bank loans of US$382 million and US$32 million for the Group and the Company respectively have been reclassified from current liabilities to non-current liabilities.

N/M: Not meaningful

1.(b)(ii) **Borrowings**

The Group As at 3 April 2009	Secured Bank Loans	Unsecured Bank Loans	Secured Finance Lease Liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	6,637	126,176	6,390	139,203
Amount repayable on or before 3 April:				
2011	10,496	50,000	6,804	67,300
2012	10,877	-	7,274	18,151
2013	11,833	100,000	7,621	119,454
2014	12,822	700,000	8,137	720,959
Thereafter	56,130	94,534	272,249	422,913
	108,795	1,070,710	308,475	1,487,980

As at 26 December 2008	Secured Bank Loans	Unsecured Bank Loans	Secured Finance Lease Liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	6,507	74,087	4,789	85,383
Amount repayable in:				
2010	11,359	-	5,097	16,456
2011	10,915	-	5,405	16,320
2012	11,883	21,780	5,715	39,378
2013	12,890	409,800	6,051	428,741
Thereafter	58,819	394,349	205,199	658,367
	112,373	900,016	232,256	1,244,645

The bank loans are secured mainly on vessels, and the finance lease liabilities are secured mainly on vessels, equipment and motor vehicles.

The classification of borrowings takes into consideration the expected timing of repayments assessed at each reporting period as well as the contractual final maturity dates of the borrowings. Accordingly, for the financial year ended 26 December 2008, unsecured bank loans of US$382 million have been reclassified from "Amount repayable in one year or less, or on demand" to "Amount repayable in 2012, 2013 and Thereafter".

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are as follows:

The Group

As at 3 April 2009	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2009	521,261	8,278	70,545	24,948	51,384	676,416
Amount repayable in:						
2010	729,983	482	86,717	23,769	47,832	888,783
2011	648,434	-	84,402	21,709	35,605	790,150
2012	583,214	-	82,274	18,000	26,693	710,181
2013	493,135	-	80,112	13,330	20,128	606,705
Thereafter	1,246,358	-	894,757	12,411	27,515	2,181,041
	4,222,385	8,760	1,298,807	114,167	209,157	5,853,276

As at 26 December 2008	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	723,461	12,810	90,066	23,786	69,652	919,775
Amount repayable in:						
2010	726,817	501	88,548	17,937	46,548	880,351
2011	648,565	-	88,646	16,322	34,895	788,428
2012	583,345	-	84,462	13,580	26,588	707,975
2013	493,267	-	80,245	11,062	20,513	605,087
Thereafter	1,242,869	-	895,318	12,390	28,065	2,178,642
	4,418,324	13,311	1,327,285	95,077	226,261	6,080,258

1.(c) **Consolidated Cash Flow Statement**

	Group	
	Q1 2009 US$'000	Q1 2008 US$'000
Cash Flows from Operating Activities		
(Loss)/profit before income tax	(233,221)	133,714
Adjustments for:		
Depreciation and amortisation	77,067	65,922
Fair value losses on hedges	25,633	2,333
Interest expense	12,575	5,138
Interest income	(1,431)	(2,821)
Investment income	-	(29)
Share-based compensation costs	1,945	3,225
(Write-back)/Write-off of inventories	(13)	7
Fair value losses/(gains) on shares held by employee benefit trust	230	(150)
Net profit on disposal of property, plant and equipment	(2,653)	(17,628)
Net profit on disposal of other assets	(110)	(346)
Net provision for impairment of assets	2	4
Net provision for liabilities	5,631	7,633
Share of results of associated companies	(209)	(1,133)
Share of results of joint ventures	(929)	(1,770)
Unrealised translation (gains)/losses	(1,281)	2,126
Operating cash flow before working capital changes	(116,764)	196,225
Changes in operating assets and liabilities		
Receivables	147,005	(25,100)
Inventories	38,282	(26,294)
Payables	(183,138)	80,930
Cash (used in)/generated from operations	(114,615)	225,761
Interest paid	(17,873)	(7,870)
Interest received	1,122	4,974
Net income tax paid	(8,053)	(9,917)
Net cash (outflow)/inflow from operating activities	(139,419)	212,948
Cash Flows from Investing Activities		
Investment in an associated company	-	(6,075)
Net proceeds from loans receivable	7	16
Investment income received	-	29
Purchase of property, plant and equipment	(13,818)	(534,164)
Purchase of intangible assets	(123)	(415)
Proceeds from disposal of property, plant and equipment	9,943	25,504
Proceeds from disposal of other assets	225	622
Net cash outflow from investing activities	(3,766)	(514,483)
Cash Flows from Financing Activities		
Proceeds from borrowings	183,420	76,138
Net cash (outflow)/inflow contributed by employee benefit trust	(192)	262
Dividends paid to minority interest	(2,273)	(3,223)
Proceeds from issue of new ordinary shares	-	240
Proceeds from re-issuance of treasury shares	-	27
Repayment of borrowings	(17,364)	(31,803)
Payment of costs incurred in connection with long term financing	(5,550)	(103)
Net cash inflow from financing activities	158,041	41,538
Net increase/(decrease) in cash and cash equivalents	14,856	(259,997)
Cash and cash equivalents at beginning of financial period	429,219	504,365
Cash and cash equivalents at end of financial period	444,075	244,368

1.(d)(i) Statement of Changes in Equity

GROUP	Share Capital	Treasury Shares	Shares Held by Employee Benefit Trust	Treasury Shares Reserve	Retained Earnings	Other Reserves	Minority Interest	Total Equity
	Capital and Reserves Attributable to Equity Holders of the Company							
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,413)	(1,195)	1,657,862	(34,873)	44,047	2,504,591
Dividends to minority interest	-	-	-	-	-	-	(2,273)	(2,273)
Employee equity compensation schemes:								
– value of employee services	-	-	-	-	-	1,945	-	1,945
– new shares issued	4,552	-	-	-	-	(4,552)	-	-
Purchase of shares by employee benefit trust	-	-	(363)	-	-	-	-	(363)
Total comprehensive income for the financial period	-	-	-	-	(244,595)	81,284	414	(162,897)
Balance at 3 April 2009	849,931	(5,216)	(1,776)	(1,195)	1,413,267	43,804	42,188	2,341,003

GROUP	Share Capital	Treasury Shares	Shares Held by Employee Benefit Trust	Treasury Shares Reserve	Retained Earnings	Other Reserves	Minority Interest	Total Equity
	Capital and Reserves Attributable to Equity Holders of the Company							
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(610)	(78)	1,726,025	102,769	45,299	2,707,217
Dividends to minority interest	-	-	-	-	-	-	(3,223)	(3,223)
Employee equity compensation schemes:								
– value of employee services	-	-	-	-	-	3,225	-	3,225
– new shares issued	2,977	-	-	-	-	(2,737)	-	240
– treasury shares re-issued	-	2,331	-	(1,117)	-	(1,187)	-	27
Total comprehensive income for the financial period	-	-	(31)	-	120,728	(34,364)	1,613	87,946
Balance at 4 April 2008	843,715	(4,595)	(641)	(1,195)	1,846,753	67,706	43,689	2,795,432

COMPANY	Share Capital	Treasury Shares	Treasury Shares Reserves	Retained Earnings	Other Reserves	Total Equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,195)	935,304	37,020	1,811,292
Employee equity compensation schemes:						
– value of employee services	-	-	-	-	1,945	1,945
– new shares issued	4,552	-	-	-	(4,552)	-
Total comprehensive income for the financial period	-	-	-	(8,061)	-	(8,061)
Balance at 3 April 2009	849,931	(5,216)	(1,195)	927,243	34,413	1,805,176

COMPANY	Share Capital	Treasury Shares	Treasury Shares Reserves	Retained Earnings	Other Reserves	Total Equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(78)	918,017	29,266	1,781,017
Employee equity compensation schemes:						
– value of employee services	-	-	-	-	3,225	3,225
– new shares issued	2,977	-	-	-	(2,737)	240
– treasury shares re-issued	-	2,331	(1,117)	-	(1,187)	27
Total comprehensive income for the financial period	-	-	-	4,816	2,327	7,143
Balance at 4 April 2008	843,715	(4,595)	(1,195)	922,833	30,894	1,791,652

1.(d)(ii) **Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.**

Issued and paid up capital

As at 3 April 2009, the Company's issued and paid-up capital (including treasury shares) comprised 1,475,169,115 (26 December 2008: 1,472,706,789) ordinary shares. The Company's issued and paid-up capital (excluding treasury shares) comprised 1,473,442,398 (26 December 2008: 1,470,980,072) ordinary shares.

Share options

As at 26 December 2008, there were 35,512,201 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("**NOL SOP**").

During the 3 months ended 3 April 2009, 2,056,336 options were cancelled.

In addition, the Company granted 17,438,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP.

As at 3 April 2009, options to subscribe for 50,893,865 ordinary shares remain outstanding under the NOL SOP.

Performance shares

As at 26 December 2008, there were 4,420,704 outstanding performance shares under the NOL Performance Share Plan ("**NOL PSP**").

During the 3 months ended 3 April 2009, 2,462,326 performance shares were vested on 2 January 2009 and 118,668 were cancelled.

As at 3 April 2009, 1,839,710 performance shares remain outstanding under the NOL PSP.

Treasury shares

As at 26 December 2008, there were 1,726,717 treasury shares that may be re-issued upon the exercise of options under the NOL SOP and the vesting of performance shares under the NOL PSP.

During the 3 months ended 3 April 2009, no treasury shares were re-issued by the Company pursuant to the NOL SOP and NOL PSP.

In addition, no shares were purchased for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP.

As at 3 April 2009, there were 1,726,717 treasury shares remaining that have not been re-issued.

2. Basis of Preparation

The preparation of the first quarter 2009 interim financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 3 April 2009 and the reported amounts of revenue and expenses during the financial period from 27 December 2008 to 3 April 2009. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. Negative Assurance Confirmation by the Board Pursuant to Rule 705(4) of the Listing Manual

On behalf of the board of directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the board of directors of the Company which may render the interim financial information for the first quarter ended 3 April 2009 to be false or misleading.

On behalf of the board of directors

CHRISTOPHER LAU
Director

RONALD WIDDOWS
Director

Dated this 12 May 2009

4. **Audit or Review of Figures**

The figures have not been audited nor reviewed by our auditors.

5. **Auditors' Report (including any qualifications or emphasis of matter)**

N.A.

6. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 7(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 26 December 2008.

7.(a) **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.**

On 27 December 2008, the Group and the Company early adopted the new or revised Singapore Financial Reporting Standards ("**FRS**"), which are effective for the financial period beginning on or after 1 January 2009.

The following are the FRS that are relevant to the Group and the Company:

FRS 1	: Presentation of Financial Statements – Revised presentation (effective for annual periods beginning on or after 1 January 2009)
Revised FRS 23	: Borrowing Costs (effective for annual periods beginning on or after 1 January 2009)
FRS 102	: Amendments to FRS 102 Share-based Payment: Vesting conditions and cancellations (effective for annual periods beginning on or after 1 January 2009)
FRS 107	: Amendments to FRS 107 Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments (effective for annual periods beginning on or after 1 January 2009)
FRS 108	: Operating Segments (effective for annual periods beginning on or after 1 January 2009)

The adoption of the above FRS did not have any significant impact on the Group and the Company except as discussed below:

1) FRS 1 Presentation of Financial Statements – Revised presentation

The revised standard requires:

- All changes in equity arising from transactions with owners in their capacity as owners to be presented separately from components of comprehensive income;
- Components of comprehensive income not to be included in statement of changes in equity;
- Items of income and expenses and components of other comprehensive income to be presented either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income);
- Presentation of restated balance sheet as at the beginning of the comparative period when entities make restatements or reclassifications of comparative information.

The Group has elected to present items of income and expenses and components of other comprehensive income in two separate statements (a consolidated income statement followed by a consolidated statement of comprehensive income).

2) Amendments to FRS 107 Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments

FRS 107 requires enhanced disclosures about fair value measurements and liquidity risk.

The required disclosures will be made accordingly in the full year financial statements of the Group and the Company.

3) FRS 108 Operating Segments

FRS 108 requires entities to disclose segment information based on the information reviewed by the entity's chief operating decision maker.

The required disclosures will be made accordingly in the full year financial statements of the Group and the Company.

7.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

8.

	Q1 2009	Q1 2008
GROUP		
(Loss)/earnings per ordinary share after deducting any provision for preference dividends (adjusted to exclude shares held by employee benefit trust and treasury shares)		
a) Based on the weighted average number of ordinary shares on issue	**(16.62 US cts)**	**8.22 US cts**
b) On a fully diluted basis (detailing any adjustments made to the earnings)	**(16.60 US cts)**	**8.16 US cts**

9. **Net Asset Value**

	Group			Company		
	3 Apr 2009 US$	26 Dec 2008 US$	Inc/(Dec) %	3 Apr 2009 US$	26 Dec 2008 US$	Inc/(Dec) %
Net Asset Value per ordinary share based on issued share capital (adjusted to exclude treasury shares) of the issuer	**1.56**	**1.67**	**(6.59)**	**1.23**	**1.23**	**0.00**

10. **Review of the Performance of the Group**

Income Statement:

NOL Group achieved revenue of US$1.54 billion (1Q 2008: US$2.41 billion), a decrease of US$0.87 billion or 36% year-on-year ("**YoY**"). This is mainly due to decline in container shipping revenue from lower volumes and deteriorating freight rates.

The Group's cost of sales decreased by US$0.49 billion or 23% YoY to US$1.61 billion mainly due to lower variable costs associated with lower volumes and lower bunker costs.

Miscellaneous income declined by US$16 million or 77% YoY to US$5 million mainly due to lesser sales of property, plant and equipment resulting in decrease in profits on disposal of property, plant and equipment.

Finance and investment income decreased by US$2 million or 65% YoY to US$1 million mainly due to lower interest income from lower average interest rate.

Administrative expenses declined by US$34 million or 19% YoY to US$149 million mainly due to costs savings associated with restructuring.

Finance expenses increased by US$7 million or 94% YoY to US$15 million mainly due to higher interest expense from higher average loan balance.

The Group recorded net loss attributable to shareholders of US$245 million in 1Q2009 compared to a profit of US$121 million in 1Q 2008. Losses incurred in 1Q2009 was due to lower revenue achieved as a result of lower volumes and deteriorating freight rates. Active cost management had achieved some mitigation in costs but was not enough to compensate for the decline in revenue.

Balance Sheet:

NOL Group's total assets decreased by US$171 million from US$5.44 billion as at 26 December 2008 to US$5.27 billion as at 3 April 2009. The decrease in total assets is mainly due to decrease in trade and other receivables as a result of lower revenue and decrease in inventories due to lower fuel rates.

The Group's total liabilities decreased by US$7 million from US$2.94 billion as at 26 December 2008 to US$2.93 billion as at 3 April 2009. The decrease in total liabilities is mainly due to decline in trade and other payables, derivative financial instruments and other current liabilities, partially offset by increase in borrowings [see Note 1(b)(ii)] during the quarter.

The Group's total equity decreased by US$164 million from US$2.50 billion as at 26 December 2008 to US$2.34 billion as at 3 April 2009 mainly due to losses incurred during the quarter.

Cashflow:

NOL Group's cash and cash equivalents increased by US$15 million from US$429 million as at 26 December 2008 to US$444 million as at 3 April 2009 mainly due to net cash inflow from financing activities of US$158 million, partially offset by net cash outflow from operations of US$139 million. The cash inflow from financing activities is mainly due to additional proceeds of US$183 million from borrowings, partially offset by US$17 million for repayment of borrowings. Net cash outflow from operations is mainly due to losses incurred during the quarter.

10. **Review of the Performance of the Group (continued)**

		Q1 2009 US$'m	Q1 2008 US$'m
(a)	**Revenue**		
	Container Shipping	1,294	2,019
	Logistics	241	363
	Terminals	112	145
	Others	2	3
	Elimination	(106)	(123)
	Total	**1,543**	**2,407**
(b)	**EBIT**		
	Container Shipping	(236)	108
	Logistics	14	17
	Terminals	4	12
	Others	(3)	-
	Total	**(221)**	**137**

(c) **Analysis by Business Units**

(i) **Container Shipping**

Container shipping achieved 1Q 2009 revenue of US$1.3 billion, a decrease of 36% year-on-year (YoY), mainly due to decline in volumes transported, coupled with freight rate deterioration across all major trade lanes.

Volume declined by 27% YoY, driven by a decline in global container trade.

1Q 2009 average revenue per FEU fell by 16% YoY mainly due to freight rate deterioration in key trade lanes, particularly Asia-Europe and Intra-Asia.

1Q 2009 utilisation fell to 80%.

The acute deterioration in trading condition resulted in 1Q 2009 recording a EBIT loss of US$236 million despite early capacity reduction initiatives and active costs reduction measures.

CONTAINER SHIPPING Q1 RESULTS 2009 and 2008
Unaudited

	Q1 2009	Q1 2008
Load Factors %		
Transpacific Eastbound	77%	95%
Asia-Europe Westbound	92%	97%
Transatlantic Westbound	67%	87%
Intra-Asia Westbound	83%	95%
Asia-Latin America/Mexico Eastbound	69%	89%
Headhaul	80%	95%
Volume ('000 FEU)		
Americas		
Transpacific	151	232
Latin America	39	52
	190	284
Europe		
Asia-Europe	84	118
Transatlantic	28	41
	112	159
Asia/Middle East		
Intra-Asia	179	220
Total Volume [3]	**481**	**663**

(i) **Container Shipping (continued)**

	Q1 2009	Q1 2008
Operating Expenses (US$'m)		
Americas		
Transpacific	664	846
Latin America	154	194
	818	1,040
Europe		
Asia-Europe	256	379
Transatlantic	113	113
	369	492
Asia/Middle East		
Intra-Asia	343	379
Total Operating Expenses	**1,530**	**1,911**
Analysis of Expenses (US$'m)		
Operating Cost	1,361	1,729
General and Administrative	102	125
Depreciation and Amortisation	67	56
Others [4]	-	1
Total Operating Expenses	**1,530**	**1,911**

3 Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.

4 Others consists of minority interest and share of results of associated companies and joint ventures.

(ii) **Logistics**

Logistics achieved 1Q2009 revenue of US$241 million, a decrease of 34% year-on-year (YoY) due to lower volumes across the various Logistics' services, coupled with lower freight rates in the forwarding business segment.

International Services achieved revenue of US$91 million, a decrease of 38% YoY due to a combination of lower shipment volume and lower freight rates in the forwarding business segment.

Contract Logistics achieved revenue of US$150 million, a decrease of 31% YoY due to lower volumes across various business units, particularly in the warehousing and trucking services.

Disciplined cost management efforts resulted in an improved EBIT margin from 4.7% in 1Q2008 to 5.8% in 1Q2009, even though Logistics EBIT declined by US$3 million or 18% YoY to US$14 million in 1Q2009.

(ii) **Logistics (continued)**

LOGISTICS Q1 RESULTS 2009 and 2008
Unaudited
US$ millions

	Q1 2009	Q1 2008
BY REGION		
Revenue		
Americas	161	218
Europe	24	56
Asia/Middle East	56	89
Total Revenue	**241**	**363**
BY BUSINESS SEGMENT		
Revenue		
Contract Logistics Services	150	217
International Services	91	146
Total Revenue	**241**	**363**
Operating Expenses		
Contract Logistics Services	145	209
International Services	82	137
Total Operating Expenses	**227**	**346**
EBIT		
Contract Logistics Services	5	8
International Services	9	9
Total EBIT	**14**	**17**
Analysis of Expenses		
Operating Cost	188	297
General and Administrative	36	46
Depreciation and Amortisation	3	3
Total Operating Expenses	**227**	**346**

(iii) **Terminals**

Terminals achieved revenue of US$112 million, a decrease of 23% year-on-year (YoY) due to lower volume throughput in-line with industry-wide decline in global container trade.

1Q2009 recorded volume throughput of approximately 429,000 lifts, a decline of 25% YoY.

1Q2009 average revenue per lift rose 2% higher YoY due to change in trade mix.

Terminals 1Q2009 achieved a EBIT of US$4 million, a decrease of 67% YoY due to lower volumes partially offset by improvement in cost structure through implementation of various cost initiatives.

TERMINALS Q1 RESULTS 2009 and 2008
Unaudited

	Q1 2009	Q1 2008
Total Volume ('000 Lifts)	**429**	**569**
Analysis of Expenses (US$'m)		
Operating Cost	93	116
General and Administrative	11	12
Depreciation and Amortisation	5	6
Others [5]	(1)	(1)
Total Operating Expenses	**108**	**133**

5 Others consists of minority interest and share of results of associated companies and joint ventures.

11. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The actual net losses of US$245 million vary by 2% from the estimated net losses of US$240 million announced in NOL's Update on Business Operating Conditions on 16 April 2009.

12. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.

For the rest of the year, NOL anticipates a continuation of adverse business operating conditions. NOL reiterates that it expects to post a significant full year loss. The Group will continue to focus on improving asset utilisation, yields and productivity.

13. Dividend

(a) Any dividend recommended for the current financial period reported on?

Nil

(b) Any dividend declared for the corresponding period of the immediately preceding financial year?

Nil

(c) Date payable

N.A.

(d) Books closure date

N.A.

(e) If no dividend has been declared (recommended), a statement to that effect.

No dividend has been declared or recommended for the current financial period.

PART II – ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

14. Interested Person Transactions

Aggregate Value of All Transactions Conducted Under a Shareholders' Mandate Pursuant to Rule 920 of the SGX-ST Listing Manual	Q1 2009 US$'000	Q1 2008 US$'000
Transactions for the Purchase of Goods and Services		
Keppel Telecommunications & Transportation Ltd and its associates	-	156
PSA Corporation Limited and its associates	34,682	46,770
Sembcorp Marine Ltd and its associates	112	13,338
Singapore Petroleum Company Limited and its associates	5,584	547
Transactions for the Leasing-in of Assets		
Sembcorp Marine Ltd and its associates	790	1,415
Transactions for the Sale of Goods and Services		
Sembcorp Marine Ltd and its associates	160	-

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 12 May 2009

APPENDIX B – PROCEDURES FOR ACCEPTANCE, PAYMENT AND EXCESS APPLICATION BY ENTITLED DEPOSITORS

1. INTRODUCTION

1.1 Entitled Depositors are entitled to receive this Offer Information Statement and the ARE which form part of this Offer Information Statement.

1.2 The provisional allotments of Rights Shares are governed by the terms and conditions of this Offer Information Statement, (if applicable) the Memorandum and Articles of Association of the Company and the instructions contained in the ARE.

The number of Rights Shares provisionally allotted to each Entitled Depositor is indicated in the ARE (fractional entitlements, if any, have been disregarded). The Securities Accounts of Entitled Depositors have been credited by CDP with the provisional allotments of Rights Shares as indicated in the ARE. Entitled Depositors may accept their provisional allotments of Rights Shares in whole or in part. Full instructions for the acceptance of and payment for the provisional allotments of Rights Shares are set out in the Offer Information Statement as well as the ARE.

1.3 If an Entitled Depositor wishes to accept his provisional allotment of Rights Shares specified in the ARE, in full or in part, and (if applicable) apply for excess Rights Shares in addition to the Rights Shares which have been provisionally allotted to him, he may do so by completing the relevant portions of the ARE or by way of an Electronic Application. An Entitled Depositor should ensure that the ARE is accurately and correctly completed, failing which his acceptance of the provisional allotment of Rights Shares and (if applicable) application for excess Rights Shares may be rejected.

An Entitled Depositor may accept his provisional allotment of Rights Shares specified in his ARE and (if applicable) apply for excess Rights Shares either through CDP or by way of an Electronic Application through an ATM of a Participating Bank as described below.

Where an acceptance, application and/or payment does not conform strictly to the instructions set out under this Offer Information Statement, the ARE, the ARS and/or any other application form for Rights Shares and/or excess Rights Shares or is illegible, incomplete or incorrectly completed or is accompanied by an improperly or insufficiently drawn remittance or does not comply with the instructions for Electronic Application, or where the "Free Balance" of the Entitled Depositor's Securities Account is not credited with or is credited with less than the relevant number of Rights Shares accepted as at the last date and time for acceptance, excess application and payment for the Rights Shares, the Company and/or CDP may, at their/its absolute discretion, reject or treat as invalid any such acceptance, application, payment and/or other process of remittance at any time after receipt in such manner as they/it may deem fit.

The Company and CDP shall be entitled to process each application submitted for the acceptance of Rights Shares, and where applicable, application for excess Rights Shares in relation to the Rights Issue and the payment received in relation thereto, pursuant to such application, by an Entitled Depositor, on its own, without regard to any other application and payment that may be submitted by the same Entitled Depositor. For the avoidance of doubt, insufficient payment for an application may render the application invalid. Evidence of payment (or overpayment) in other applications shall not constitute, or be construed as, an affirmation of such invalid acceptance of the provisional allotment of Right Shares and (if applicable) application for excess Rights Shares.

1.4 **CPFIS Members who had bought Shares under the CPFIS-OA and who wish to accept the provisional allotments of Rights Shares and (if applicable) apply for excess Rights Shares can only do so using their CPF Funds, subject to applicable CPF rules and regulations. Such CPFIS Members will need to instruct their respective approved CPF agent banks, where they hold their CPF Investment Accounts, to accept the Rights Shares and (if applicable) apply for the excess Rights Shares on their behalf in accordance with this Offer Information Statement. In the case of insufficient CPF Funds or stock limit, CPFIS Members may top-up cash into their CPF Investment Accounts before instructing their respective approved CPF agent banks to accept the Rights Shares and (if applicable) apply for excess Rights Shares. CPFIS Members are advised to provide their respective**

approved CPF agent banks with the appropriate instructions no later than the deadlines set by their respective approved CPF agent banks in order for their CPF agent banks to make the relevant acceptance and (if applicable) application on their behalf by the Closing Date. Any applications made directly through CDP, Electronic Applications at ATMs of Participating Banks, the Share Registrar and/or the Company will be rejected. For the avoidance of doubt, CPF Funds may not be used for the purchase of the provisional allotments of the Rights Shares directly from the market.

1.5 Unless expressly provided to the contrary in this Offer Information Statement, the ARE and/or the ARS, a person who is not a party to any contracts made pursuant to this Offer Information Statement, the ARE and/or the ARS has no rights under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce any term of such contracts. Notwithstanding any term contained therein, the consent of any third party is not required for any subsequent agreement by the parties thereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

2. MODE OF ACCEPTANCE AND APPLICATION

2.1 Acceptance/Application through CDP

If the Entitled Depositor wishes to accept the provisional allotment of Rights Shares and (if applicable) apply for excess Rights Shares through CDP, he must:

(a) complete and sign the ARE. In particular, he must state in Section (A) of the ARE the number of Rights Shares accepted and in Section (B) of the ARE the number of excess Rights Shares applied for; and

(b) deliver the duly completed and signed ARE accompanied by A SINGLE REMITTANCE for payment in full for the relevant number of Rights Shares accepted and (if applicable) excess Rights Shares applied for:

(i) by hand to **NEPTUNE ORIENT LINES LIMITED C/O THE CENTRAL DEPOSITORY (PTE) LIMITED, 4 SHENTON WAY, #02-01, SGX CENTRE 2, SINGAPORE 068807**; or

(ii) by post in the enclosed self-addressed envelope provided, AT THE SENDER'S OWN RISK, to **NEPTUNE ORIENT LINES LIMITED C/O THE CENTRAL DEPOSITORY (PTE) LIMITED, ROBINSON ROAD POST OFFICE, P.O. BOX 1597, SINGAPORE 903147,**

in each case so as to arrive not later than **5.00 p.m. on 8 July 2009**.

The payment for the relevant number of Rights Shares accepted and (if applicable) excess Rights Shares applied for at the Rights Issue Price must be made in Singapore currency in the form of a Cashier's Order or Banker's Draft drawn on a bank in Singapore and made payable to "**CDP – NOL RIGHTS ISSUE ACCOUNT**" and crossed "**NOT NEGOTIABLE, A/C PAYEE ONLY**" with the name and Securities Account number of the Entitled Depositor clearly written in block letters on the reverse side of the Cashier's Order or Banker's Draft.

NO COMBINED CASHIER'S ORDER OR BANKER'S DRAFT FOR DIFFERENT SECURITIES ACCOUNTS OR OTHER FORM OF PAYMENT (INCLUDING THE USE OF A PERSONAL CHEQUE, POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL BE ACCEPTED.

For investors who hold Shares through finance companies or Depository Agents or CPFIS Members who had bought Shares under the CPFIS-OA, acceptances of the Rights Shares and (if applicable) applications for excess Rights Shares must be done through the respective finance companies, Depository Agents or

approved CPF agent banks. Such investors and CPFIS Members are advised to provide their respective finance companies, Depository Agents or approved CPF agent banks, as the case may be, with the appropriate instructions no later than the deadlines set by them in order for such intermediaries to make the relevant acceptance and (if applicable) application on their behalf by the Closing Date. Any acceptance and/or application made directly through CDP, Electronic Applications at ATMs of Participating Banks, the Share Registrar and/or the Company will be rejected.

2.2 **Insufficient Payment**

The attention of the Entitled Depositor is drawn to paragraphs 1.3 and 5.2 of this Appendix B which set out the circumstances and manner in which the Company and CDP shall be entitled to determine and appropriate all amounts received by CDP on the Company's behalf whether under the ARE, the ARS or any other application form for Rights Shares and/or application for excess Rights Shares.

2.3 **Acceptance/Application by way of Electronic Application(s) through an ATM of a Participating Bank**

Instructions for Electronic Applications through ATMs to accept the Rights Shares provisionally allotted and (if applicable) to apply for excess Rights Shares will appear on the ATM screens of the respective Participating Banks. Please refer to Appendix D to this Offer Information Statement for the additional terms and conditions for Electronic Applications through an ATM of a Participating Bank.

If an Entitled Depositor makes Electronic Application(s), he would have irrevocably authorised the Participating Bank to deduct the full amount payable from his bank account with such Participating Bank in respect of such application.

In the case of an Entitled Depositor who has accepted the Rights Shares by way of the ARE and/or the ARS and/or has applied for excess Rights Shares by way of the ARE and also by way of Electronic Application(s), the Company and/or CDP shall be authorised and entitled to accept his instructions in whichever mode or combination as the Company and/or CDP may, in their absolute discretion, deem fit.

For investors who hold Shares through finance companies or Depository Agents or CPFIS Members who had bought Shares under the CPFIS-OA, acceptances of the Rights Shares and (if applicable) applications for excess Rights Shares must be done through the respective finance companies, Depository Agents or approved CPF agent banks. Such investors and CPFIS Members are advised to provide their respective finance companies, Depository Agents or approved CPF agent banks, as the case may be, with the appropriate instructions no later than the deadlines set by them in order for such intermediaries to make the relevant acceptance and (if applicable) application on their behalf by the Closing Date. Any acceptance and/or application made directly through CDP, Electronic Applications at ATMs of Participating Banks, the Share Registrar and/or the Company will be rejected.

2.4 **Acceptance of Part of Provisional Allotments of Rights Shares and Trading of Provisional Allotments of Rights Shares**

An Entitled Depositor may choose to accept his provisional allotment of Rights Shares specified in the ARE in full or in part. If an Entitled Depositor wishes to accept part of his provisional allotment of Rights Shares and trade the balance of his provisional allotment of Rights Shares on the SGX-ST, he should:

(a) complete the ARE for the number of Rights Shares provisionally allotted which he wishes to accept and submit the ARE together with payment in the prescribed manner as described in paragraph 2.1 above to CDP; or

(b) accept and subscribe for that part of his provisional allotment of Rights Shares by way of Electronic Application(s) in the prescribed manner as described in paragraph 2.3 above.

The balance of his provisional allotment of Rights Shares may be sold as soon as dealings therein commence on the SGX-ST.

Entitled Depositors who wish to trade all or part of their provisional allotments of Rights Shares on the SGX-ST during the "nil-paid" Rights trading period from 24 June 2009 to 2 July 2009 should note that the provisional allotments of Rights Shares will be tradable in board lots, each board lot comprising provisional allotments of 1,000 Rights Shares, or any other board lot size which the SGX-ST may require. Such Entitled Depositors may start trading in their provisional allotments of Rights Shares as soon as dealings therein commence on the SGX-ST.

Upon the issuance and listing and quotation of the Rights Shares on the Main Board of the SGX-ST, Entitled Depositors who hold odd lots of Shares (that is, lots other than board lots of 1,000 Shares) and who wish to trade in odd lots on the SGX-ST should note that they are able to trade odd lots of Shares on the Unit Share Market. The Unit Share Market is a ready market for trading of odd lots of Shares with a minimum size of one Share.

In addition, the Company has applied for and obtained the approval of the SGX-ST for the establishment of a temporary counter to facilitate the trading of Shares in board lots of 250 Shares per board lot for a period of one month commencing on the first Market Day on which the Rights Shares are listed for quotation on the Main Board of the SGX-ST. The temporary counter is of a provisional nature. Investors who continue to hold odd lots of less than 1,000 Shares after one month from the listing of the Rights Shares may face difficulty and/or have to bear disproportionate transactional costs in realising the fair market price of such Shares.

For investors who hold Shares through finance companies or Depository Agents or CPFIS Members who had bought Shares under the CPFIS-OA, acceptances of the Rights Shares and (if applicable) applications for excess Rights Shares must be done through the respective finance companies, Depository Agents or approved CPF agent banks. Such investors and CPFIS Members are advised to provide their respective finance companies, Depository Agents or approved CPF agent banks, as the case may be, with the appropriate instructions no later than the deadlines set by them in order for such intermediaries to make the relevant acceptance and (if applicable) application on their behalf by the Closing Date. Any acceptance and/or application made directly through CDP, Electronic Applications at ATMs of Participating Banks, the Share Registrar and/or the Company will be rejected.

2.5 **Purchasers of Provisional Allotments of Rights Shares**

The ARE need not be forwarded to the Purchasers as arrangements will be made by CDP for a separate ARS to be issued to the Purchasers. Purchasers should note that CDP will, on behalf of the Company, send the ARS, accompanied by this Offer Information Statement, **by ordinary post and at the Purchasers' own risk**, to their respective Singapore addresses as recorded with CDP.

Purchasers should ensure that their ARS are accurately and correctly completed, failing which the acceptances of the provisional allotments of Rights Shares may be rejected. Purchasers who do not receive the ARS, accompanied by this Offer Information Statement, may obtain the same from CDP, the Share Registrar or any stockbroking firm during the period up to **5.00 p.m. on 8 July 2009**.

This Offer Information Statement and its accompanying documents will not be despatched to Foreign Purchasers. Foreign Purchasers who wish to accept the provisional allotments of Rights Shares credited to their Securities Accounts should make the necessary arrangements with their Depository Agents or stockbrokers in Singapore.

Purchasers should inform their finance companies or Depository Agents if their purchases of such provisional allotments of Rights Shares are settled through these intermediaries. In such cases, if the Purchasers wish to accept the Rights Shares

represented by the provisional allotments of Rights Shares purchased, they are advised to provide their respective finance companies or Depository Agents, as the case may be, with the appropriate instructions no later than the deadlines set by them, in order for such intermediaries to accept the provisional allotments of Rights Shares on their behalf.

3. COMBINATION APPLICATION

In the event that the Entitled Depositor accepts the Rights Shares by way of the ARE and/or the ARS and/or has applied for excess Rights Shares by way of the ARE and also by way of Electronic Application(s) through an ATM of a Participating Bank, the Company and/or CDP shall be authorised and entitled to accept his instructions in whichever mode or combination as the Company and/or CDP may, in their absolute discretion, deem fit. Without prejudice to the generality of the foregoing, in such a case, the Entitled Depositor shall be regarded as having irrevocably authorised the Company and/or CDP to apply all amounts received whether under the ARE, the ARS and/or any other acceptance of Rights Shares and/or application for excess Rights Shares (including Electronic Application(s)) in whichever mode or combination as the Company and/or CDP may, in their absolute discretion, deem fit.

4. ILLUSTRATIVE EXAMPLES

As an illustration, if an Entitled Depositor has 10,000 Shares standing to the credit of the "Free Balance" of his Securities Account as at the Books Closure Date, the Entitled Depositor will be provisionally allotted 7,500 Rights Shares as set out in his ARE. The Entitled Depositor's alternative courses of action, and the necessary procedures to be taken under each course of action, are summarised below:

Alternatives	Procedures to be taken
(a) Accept his entire provisional allotment of Rights Shares and (if applicable) apply for excess Rights Shares	(i) **By way of Electronic Application.** Accept his entire provisional allotment of 7,500 Rights Shares and (if applicable) apply for excess Rights Shares by way of an Electronic Application through an ATM of a Participating Bank as described herein not later than **9.30 p.m. on 8 July 2009**; or (ii) **Through CDP.** Complete and sign the ARE in accordance with the instructions contained therein for the acceptance in full of his provisional allotment of 7,500 Rights Shares and (if applicable) the number of excess Rights Shares applied for and forward the ARE together with a single remittance for S$9,750 (or, if applicable, such higher amount in respect of the total number of Rights Shares accepted and excess Rights Shares applied for) by way of a Banker's Draft or Cashier's Order drawn in Singapore currency on a bank in Singapore and made payable to **"CDP – NOL RIGHTS ISSUE ACCOUNT"** and crossed **"NOT NEGOTIABLE, A/C PAYEE ONLY"** for the full amount due on acceptance and (if applicable) application, by hand to **NEPTUNE ORIENT LINES LIMITED C/O THE CENTRAL DEPOSITORY (PTE) LIMITED,** at **4 SHENTON WAY, #02-01, SGX CENTRE 2, SINGAPORE 068807** or by post, at his own risk, in the enclosed self-addressed envelope provided to **NEPTUNE ORIENT LINES LIMITED C/O THE CENTRAL DEPOSITORY**

(PTE) LIMITED, ROBINSON ROAD POST OFFICE, P.O. BOX 1597, SINGAPORE 903147 so as to arrive not later than **5.00 p.m. on 8 July 2009** and with the name and Securities Account number of the Entitled Depositor clearly written in block letters on the reverse side of the Banker's Draft or Cashier's Order.

NO COMBINED BANKER'S DRAFT OR CASHIER'S ORDER FOR DIFFERENT SECURITIES ACCOUNTS OR OTHER FORM OF PAYMENT (INCLUDING THE USE OF A PERSONAL CHEQUE, POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL BE ACCEPTED.

(b) Accept a portion of his provisional allotment of Rights Shares, for example 5,000 of his entitlement to 7,500 provisionally allotted Rights Shares, and reject the balance

(i) **By way of Electronic Application.** Accept the provisional allotment of 5,000 Rights Shares by way of an Electronic Application through an ATM of a Participating Bank as described herein not later than **9.30 p.m. on 8 July 2009**; or

(ii) **Through CDP.** Complete and sign the ARE in accordance with the instructions contained therein for the acceptance of his provisional allotment of 5,000 Rights Shares and forward the ARE together with a single remittance for S$6,500 in the prescribed manner described in alternative (a)(ii) above to CDP so as to arrive not later than **5.00 p.m. on 8 July 2009.**

The balance of the provisional allotment of 2,500 Rights Shares which is not accepted by the Entitled Depositor will be deemed to have been declined and will forthwith lapse and become void, and cease to be available for acceptance by that Entitled Depositor if an acceptance is not made through an ATM of a Participating Bank by **9.30 p.m. on 8 July 2009** or if an acceptance is not made through CDP by **5.00 p.m. on 8 July 2009.**

(c) Accept a portion of his provisional allotment of Rights Shares, for example 5,000 of his entitlement to 7,500 provisionally allotted Rights Shares, not apply for excess Rights Shares and trade the balance on the SGX-ST

(i) **By way of Electronic Application.** Accept the provisional allotment of 5,000 Rights Shares by way of an Electronic Application through an ATM of a Participating Bank as described herein not later than **9.30 p.m. on 8 July 2009**; or

(ii) **Through CDP.** Complete and sign the ARE in accordance with the instructions contained therein for the acceptance of his provisional allotment of 5,000 Rights Shares, and forward the ARE together with a single remittance for S$6,500 in the prescribed manner described in alternative (a)(ii) above to CDP, so as to arrive not later than **5.00 p.m. on 8 July 2009**.

The balance of the provisional allotments of

2,500 Rights Shares may be traded on the SGX-ST during the provisional allotment trading period. **Entitled Depositors should note that the provisional allotments of Rights Shares will be tradeable in the ready market, with each board lot comprising provisionally allotments of 1,000 Rights Shares, or any other board lot size which the SGX-ST may require during the provisional allotment trading period.**

Upon the issuance and listing and quotation of the Rights Shares on the Main Board of the SGX-ST, Entitled Depositors who hold odd lots of Shares (that is, lots other than board lots of 1,000 Shares) and who wish to trade in odd lots on the SGX-ST should note that they are able to trade odd lots of Shares on the Unit Share Market. The Unit Share Market is a ready market for trading of odd lots of Shares with a minimum size of one Share.

In addition, the Company has applied for and obtained the approval of the SGX-ST for the establishment of a temporary counter to facilitate the trading of Shares in board lots of 250 Shares per board lot for a period of one month commencing on the first Market Day on which the Rights Shares are listed for quotation on the Main Board of the SGX-ST. The temporary counter is of a provisional nature. Investors who continue to hold odd lots of less than 1,000 Shares after one month from the listing of the Rights Shares may face difficulty and/or have to bear disproportionate transactional costs in realising the fair market price of such Shares.

5. TIMING AND OTHER IMPORTANT INFORMATION

5.1 **Timing**

THE LAST TIME AND DATE FOR ACCEPTANCES AND (IF APPLICABLE) EXCESS APPLICATIONS AND PAYMENT FOR THE RIGHTS SHARES UNDER THE RIGHTS ISSUE IS:

(A) 5.00 P.M. ON 8 JULY 2009, IF ACCEPTANCE AND (IF APPLICABLE) EXCESS APPLICATION AND PAYMENT FOR THE RIGHTS SHARES IS MADE THROUGH CDP; AND

(B) 9.30 P.M. ON 8 JULY 2009, IF ACCEPTANCE AND (IF APPLICABLE) EXCESS APPLICATION AND PAYMENT FOR THE RIGHTS SHARES IS MADE THROUGH AN ATM OF A PARTICIPATING BANK.

If acceptance and payment for the Rights Shares in the prescribed manner as set out in the ARE or the ARS (as the case may be) and this Offer Information Statement is not received through an ATM of a Participating Bank by **9.30 p.m. on 8 July 2009**, or through CDP by **5.00 p.m. on 8 July 2009**, from any Entitled Depositor or Purchaser, the provisional allotments of Rights Shares shall be deemed to have been declined and shall forthwith lapse and become void, and cease to be capable of acceptance and such provisional allotments not so accepted will be used to satisfy

excess applications, if any, or otherwise dealt with in such manner as the Directors may, in their absolute discretion, deem fit. All monies received in connection therewith will be returned or refunded by CDP on behalf of the Company to the Entitled Depositors or the Purchasers, as the case may be, without interest or any share of revenue or other benefit arising therefrom (a) by crediting their bank accounts with the relevant Participating Bank at the Entitled Depositors' or Purchasers' own risk (as the case may be) if they accept and (if applicable) apply by way of Electronic Application through an ATM of a Participating Bank, the receipt by such bank being a good discharge to the Company and CDP for their obligations, if any, thereunder or (b) by means of a crossed cheque drawn on a bank in Singapore and sent BY ORDINARY POST AT THE ENTITLED DEPOSITORS' OR PURCHASERS' OWN RISK (as the case may be) to their mailing addresses as recorded with CDP or in such other manner as the Entitled Depositors or the Purchasers (as the case may be) may have agreed with CDP for the payment of any cash distributions, without interest or any share of revenue or other benefit arising therefrom, if they accept and (if applicable) apply through CDP, within 14 days after the Closing Date.

If any Entitled Depositor or Purchaser is in any doubt as to the action he should take, he should consult his stockbroker, bank manager, solicitor, accountant or other professional adviser.

5.2 **Appropriation**

Without prejudice to paragraph 1.3 of this Appendix B, an Entitled Depositor should note that:

(a) by accepting his provisional allotment of Rights Shares and/or applying for excess Rights Shares, he acknowledges that, in the case where:

(i) the amount of remittance payable to the Company in respect of his acceptance of the Rights Shares and (if applicable) in respect of his application for excess Rights Shares as per the instructions received by CDP whether under the ARE, the ARS and/or any other application form for Rights Shares and/or excess Rights Shares, differs from the amount actually received by CDP, or

(ii) the amount as stated in (A) and (B) in the ARE, (A) in the ARS and/or any other application form for Rights Shares and/or excess Rights Shares differs from the amount received by CDP, or otherwise payable by him in respect of his acceptance of the Rights Shares and (if applicable) in respect of his application for the excess Rights Shares,

the Company and CDP shall be entitled and deemed authorised to determine and appropriate all amounts received by CDP on the Company's behalf for each application on its own whether under the ARE, the ARS and/or any other application form for Rights Shares and/or excess Rights Shares as follows: firstly, towards payment of all amounts payable in respect of his acceptance of the Rights Shares; and secondly, (if applicable) towards payment of all amounts payable in respect of his application for excess Rights Shares. Without prejudice to the above, the Company and CDP shall be entitled to make such appropriation for each application based on the amount received for that application, notwithstanding payment (or overpayment) made in this or other application(s). The determination and appropriation by the Company and/or CDP shall be conclusive and binding; and

(b) in the event that the Entitled Depositor accepts the Rights Shares by way of the ARE and/or the ARS and/or applies for excess Rights Shares by way of the ARE and/or by way of Electronic Application(s) through an ATM of a Participating Bank, the Company and/or CDP shall be authorised and entitled to accept his instructions in whichever mode or combination as the Company and/or CDP may, in their absolute discretion, deem fit. Without prejudice to the generality of the foregoing, in such a case, the Entitled Depositor shall be deemed as having irrevocably authorised the Company and/or CDP to apply all amounts received whether under the ARE, the ARS and/or any other acceptance of Rights Shares and/or application for excess Rights Shares (including Electronic

Application(s)) in whichever mode or combination as the Company and/or CDP may, in their absolute discretion, deem fit.

5.3 **Application for Excess Rights Shares**

The excess Rights Shares available for application are subject to the terms and conditions contained in the Offer Information Statement, (if applicable) the Memorandum and Articles of Association of the Company, and the instructions contained in the ARE. Applications for excess Rights Shares will, at the Directors' absolute discretion, be satisfied from such Rights Shares as are not validly taken up by the Entitled Shareholders and the original allottee(s) or their respective renouncee(s) or the Purchaser(s), together with the aggregated fractional entitlements to the Rights Shares, the unsold "nil-paid" provisional allotment of Rights Shares (if any) of Foreign Shareholders and any Rights Shares that are otherwise not allotted for whatever reason, in accordance with the terms and conditions contained in the ARE and the Offer Information Statement. In the event that applications are received by the Company for more excess Rights Shares than are available, the excess Rights Shares available will be allotted in such manner as the Directors may, in their absolute discretion, deem fit in the interests of the Company. CDP takes no responsibility for any decisions that the Directors may make. In the allotment of excess Rights Shares, preference will be given to the rounding of odd lots, and Directors and Substantial Shareholders shall rank last in priority. The Company reserves the right to reject any application for excess Rights Shares, in whole or in part, without assigning any reason whatsoever. In the event that the number of excess Rights Shares allotted to the Entitled Depositor is less than the number of excess Rights Shares applied for, the Entitled Depositor shall be deemed to have accepted the number of excess Rights Shares actually allotted.

If no excess Rights Shares are allotted or if the number of excess Rights Shares allotted is less than that applied for, the amount paid on application or the surplus application monies, as the case may be, will be returned or refunded to such Entitled Depositors, without interest or any share of revenue or other benefit arising therefrom, within 14 days after the Closing Date, (a) by crediting their bank accounts with the relevant Participating Bank at THEIR OWN RISK if they apply by way of Electronic Application through an ATM of a Participating Bank, the receipt by such bank being a good discharge to the Company and CDP of their obligations, if any, thereunder or (b) by means of a crossed cheque drawn on a bank in Singapore sent BY ORDINARY POST AT THEIR OWN RISK to their mailing address as recorded with CDP or in such other manner as they may have agreed with CDP for the payment of any cash distributions without interest or any share of revenue or other benefit arising therefrom, if they apply through CDP.

5.4 **Deadlines**

It should be particularly noted that unless:

(a) acceptance of the provisional allotment of Rights Shares is made by the Entitled Depositors or the Purchasers (as the case may be) by way of an Electronic Application through an ATM of a Participating Bank and payment of the full amount payable for such Rights Shares is effected by **9.30 p.m. on 8 July 2009**; or

(b) the duly completed and signed ARE or ARS accompanied by A SINGLE REMITTANCE for the full amount payable for the relevant number of Rights Shares accepted and (if applicable) excess Rights Shares applied for at the Rights Issue Price, made in Singapore currency in the form of a Cashier's Order or Banker's Draft drawn on a bank in Singapore and made payable to "**CDP – NOL RIGHTS ISSUE ACCOUNT**" and crossed "**NOT NEGOTIABLE, A/C PAYEE ONLY**" and with the names and Securities Account numbers of the Entitled Depositors or the Purchasers (as the case may be) clearly written in block letters on the reverse side of the Cashier's Order or Banker's Draft is submitted by hand to **NEPTUNE ORIENT LINES LIMITED C/O THE CENTRAL DEPOSITORY (PTE) LIMITED, 4 SHENTON WAY, #02-01, SGX CENTRE 2, SINGAPORE 068807** or by post in the enclosed self-addressed envelope provided, AT THE SENDER'S OWN RISK, to **NEPTUNE ORIENT LINES LIMITED C/O THE CENTRAL DEPOSITORY (PTE)**

LIMITED, ROBINSON ROAD POST OFFICE, P.O. BOX 1597, SINGAPORE 903147 by **5.00 p.m. on 8 July 2009**,

the provisional allotment of Rights Shares will be deemed to have been declined and shall forthwith lapse and become void and cease to be capable of acceptance.

All monies received in connection therewith will be returned or refunded to the Entitled Depositors or the Purchasers (as the case may be) without interest or any share of revenue or other benefit arising therefrom (a) by crediting their bank accounts with the relevant Participating Bank AT THE ENTITLED DEPOSITORS' OR PURCHASERS' OWN RISK (as the case may be) if they accept and (if applicable) apply by way of Electronic Application through an ATM of a Participating Bank, the receipt by such bank being a good discharge to the Company and CDP of their obligations, if any, thereunder or (b) by means of a crossed cheque drawn on a bank in Singapore sent BY ORDINARY POST AT THE ENTITLED DEPOSITORS' OR PURCHASERS' OWN RISK to their mailing address as recorded with CDP (as the case may be) or in such other manner as they may have agreed with CDP for the payment of any cash distributions without interest or any share of revenue or other benefit arising therefrom, if they accept and (if applicable) apply through CDP, within 14 days after the Closing Date.

NO COMBINED CASHIER'S ORDER OR BANKER'S DRAFT FOR DIFFERENT SECURITIES ACCOUNTS OR OTHER FORM OF PAYMENT (INCLUDING THE USE OF A PERSONAL CHEQUE, POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL BE ACCEPTED.

1. INTRODUCTION

1.1 Entitled Scripholders are entitled to receive this Offer Information Statement with the following documents which are enclosed with, and are deemed to constitute a part of, this Offer Information Statement:

PAL incorporating:

Form of Acceptance	Form A
Request for Splitting	Form B
Form of Renunciation	Form C
Form of Nomination	Form D
Excess Rights Shares Application Form	Form E

1.2 The provisional allotment of the Rights Shares and application for excess Rights Shares are governed by the terms and conditions of this Offer Information Statement, the PAL and (if applicable) the Memorandum and Articles of Association of the Company. The number of Rights Shares provisionally allotted to Entitled Scripholders is indicated in the PAL (fractional entitlements, if any, to be disregarded). Entitled Scripholders may accept their provisional allotments of Rights Shares, in full or in part, and are eligible to apply for Rights Shares in excess of their entitlements under the Rights Issue.

1.3 Full instructions for the acceptance of and payment for the Rights Shares provisionally allotted to Entitled Scripholders and the procedures to be adopted should they wish to renounce, transfer or split their provisional allotments are set out in the PAL.

1.4 Where any acceptance, application and/or payment does not conform strictly to the instructions set out under this Offer Information Statement, the ARE, the ARS, the PAL and/or any other application form for Right Shares and/or excess Rights Shares or is illegible, incomplete, incorrectly completed or which is accompanied by an improperly or insufficiently drawn remittance, or does not comply with the instructions for Electronic Application, the Company and/or the Share Registrar may, at their absolute discretion, reject or treat as invalid any such acceptance, payment and/or other process of remittance at any time after receipt in such manner as it may deem fit.

1.5 The Company and the Share Registrar shall be entitled to process each application submitted for the acceptance of Rights Shares in relation to the Rights Issue and the payment received in relation thereto, pursuant to such application, by an Entitled Scripholder, on its own, without regard to any other application and payment that may be submitted by the same Entitled Scripholder. For the avoidance of doubt, insufficient payment for an application may render the application invalid. Evidence of payment (or overpayment) in other applications shall not constitute, or be construed as, an affirmation of such invalid acceptance of Rights Shares and (if applicable) application for excess Rights Shares.

1.6 **Entitled Scripholders who intend to trade any part of their provisional allotment of Rights Shares on the SGX-ST should note that all dealings in, and transactions of, the provisional allotments of Rights Shares through the SGX-ST will be effected under the book-entry (scripless) settlement system. Accordingly, the PALs will not be valid for delivery pursuant to trades done on the SGX-ST.**

1.7 Unless expressly provided to the contrary in this Offer Information Statement and/or the PAL, a person who is not a party to any contracts made pursuant to the Offer Information Statement and/ or the PAL has no rights under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore, to enforce any term of such contracts. Notwithstanding any term contained therein, the consent of any third party is not required for any subsequent agreement by the parties thereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

2. FORM OF ACCEPTANCE (FORM A)

2.1 An Entitled Scripholder who wishes to accept his entire provisional allotment of Rights Shares or to accept any part of it and decline the balance, should:

(a) complete the Form of Acceptance (Form A) for the number of Rights Shares which he wishes to accept; and

(b) forward the PAL in its ENTIRETY duly completed and signed together with a single remittance for the full amount due and payable on acceptance in the enclosed self-addressed envelope provided to **NEPTUNE ORIENT LINES LIMITED C/O THE SHARE REGISTRAR, B.A.C.S. PRIVATE LIMITED, 63 CANTONMENT ROAD, SINGAPORE 089758**, so as to reach the Share Registrar not later than **5.00 P.M. ON 8 JULY 2009**.

2.2 **Insufficient Payment**

The attention of the Entitled Scripholder is also drawn to paragraph 2.3 of this Appendix C entitled "**Appropriation**" which sets out the circumstances and manner in which the Company and the Share Registrar shall be entitled to determine the number of Rights Shares which the Entitled Scripholder has given instructions to accept.

2.3 **Appropriation**

An Entitled Scripholder should note that by accepting his provisional allotment of Rights Shares, he acknowledges that the Company and the Share Registrar, in determining the number of Rights Shares which the Entitled Scripholder has given instructions to accept, shall be authorised and entitled to have regard to the aggregate amount of payment received for the acceptance of Rights Shares, whether by way of Cashier's Order or Banker's Draft drawn on a bank in Singapore.

3. REQUEST FOR SPLITTING (FORM B) AND RENUNCIATION (FORM C)

3.1 Entitled Scripholders who wish to accept only part and renounce the balance of their provisional allotments of Rights Shares, or who wish to renounce all or part of their provisional allotments of Rights Shares in favour of more than one person, should first, using the Request for Splitting (Form B), request to have their provisional allotments of Rights Shares under the PAL split into separate PALs ("**Split Letters**") according to their requirements. The duly completed Form B together with the PAL in its ENTIRETY should then be returned to **NEPTUNE ORIENT LINES LIMITED C/O THE SHARE REGISTRAR, B.A.C.S. PRIVATE LIMITED, 63 CANTONMENT ROAD, SINGAPORE 089758**, as soon as possible and in any case, not later than **5.00 P.M. ON 3 July 2009** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company). Split Letters will then be issued to Entitled Scripholders in accordance with their request. No Split Letters will be issued to Entitled Scripholders if Form B (together with the whole of the PAL) is received after **5.00 p.m. on 3 July 2009**.

3.2 The Split Letters representing the number of Rights Shares which Entitled Scripholders intend to renounce may be renounced by completing the Form for Renunciation (Form C) before delivery to the renouncee. Entitled Scripholders should complete Form A of the Split Letter(s) representing that part of their provisional allotments of Rights Shares they intend to accept, if any. The said Split Letter(s) together with the remittance for the payment (if required) in the prescribed manner should be forwarded to the Share Registrar so as to arrive not later than **5.00 p.m. on 8 July 2009**.

3.3 Entitled Scripholders who wish to renounce their entire provisional allotments of Rights Shares in favour of one person, or renounce any part of it in favour of one person and decline the balance, should complete Form C for the number of provisional allotments of Rights Shares which they wish to renounce and deliver the PAL in its ENTIRETY to the renouncees.

4. PAYMENT

4.1 Payment in relation to the PALs must be made in Singapore currency in the form of a Cashier's Order or Banker's Draft drawn on a bank in Singapore and made payable to "**NOL RIGHTS ISSUE**

ACCOUNT" and crossed "**NOT NEGOTIABLE, A/C PAYEE ONLY**" with the name and address of the Entitled Scripholder or acceptor clearly written in block letters on the reverse side of the Cashier's Order or Banker's Draft. **NO OTHER FORM OF PAYMENT (INCLUDING THE USE OF A PERSONAL CHEQUE, POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL BE ACCEPTED.** The completed PAL and the single remittance for the full amount due and payable on acceptance should be addressed and forwarded, AT THE SENDER'S OWN RISK, to **NEPTUNE ORIENT LINES LIMITED C/O THE SHARE REGISTRAR, B.A.C.S. PRIVATE LIMITED, 63 CANTONMENT ROAD, SINGAPORE 089758**, so as to arrive not later than **5.00 P.M. ON 8 JULY 2009**.

NO OTHER FORM OF PAYMENT (INCLUDING THE USE OF A PERSONAL CHEQUE, POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL BE ACCEPTED.

4.2 If acceptance and (if applicable) application and payment in the prescribed manner as set out in the Offer Information Statement and PAL is not received by **5.00 p.m. on 8 July 2009**, the provisional allotments of Rights Shares will be deemed to have been declined and will forthwith lapse and become void, and cease to be capable of acceptance, and such provisional allotments not so accepted will be used to satisfy excess applications, if any, or disposed of or dealt with in such manner as the Directors may, in their absolute discretion, deem fit in the interests of the Company. The Company will return or refund all unsuccessful acceptance and (if applicable) application monies received in connection therewith BY ORDINARY POST at the risk of the Entitled Scripholders or their renouncee(s), as the case may be, without interest or any share of revenue or benefit arising therefrom, within 14 days after the Closing Date.

5. APPLICATION FOR EXCESS RIGHTS SHARES

5.1 Entitled Scripholders who wish to apply for excess Rights Shares in addition to those which have been provisionally allotted to them may do so by completing the Excess Rights Shares Application Form (Form E) and forwarding it together with the PAL and a **SEPARATE REMITTANCE** for the full amount payable in respect of the excess Rights Shares applied for in the form and manner set out in paragraph 4 above, AT THEIR OWN RISK, to **NEPTUNE ORIENT LINES LIMITED C/O THE SHARE REGISTRAR, B.A.C.S. PRIVATE LIMITED, 63 CANTONMENT ROAD, SINGAPORE 089758**, so as to arrive not later than **5.00 P.M. ON 8 JULY 2009. NO OTHER FORM OF PAYMENT (INCLUDING THE USE OF A PERSONAL CHEQUE, A POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL BE ACCEPTED.**

5.2 The excess Rights Shares available for application are subject to the terms and conditions contained in the PAL, Form E, this Offer Information Statement and (if applicable) the Memorandum and Articles of Association of the Company. Applications for excess Rights Shares will, at the Directors' absolute discretion, be satisfied from such Rights Shares as are not validly taken up by the Entitled Shareholders and the original allottee(s) or their respective renouncee(s) or the Purchaser(s), together with the aggregated fractional entitlements to the Rights Shares, the unsold "nil-paid" provisional allotment of Rights Shares of Foreign Shareholders (if any) and any Rights Shares that are otherwise not allotted for whatever reason in accordance with the terms and conditions contained in the ARE, ARS and/or PAL, Form E, this Offer Information Statement and (if applicable) the Memorandum and Articles of Association of the Company. In the event that applications are received by the Company for more excess Rights Shares than are available, the excess Rights Shares available will be allotted in such manner as the Directors may, in their absolute discretion, deem fit in the interests of the Company. The Company reserves the right to reject, in whole or in part, any application for excess Rights Shares without assigning any reason whatsoever therefor.

5.3 If no excess Rights Shares are allotted to an Entitled Scripholder, his remittance submitted on application for excess Rights Shares will be returned or refunded to him. If the number of excess Rights Shares allotted to an Entitled Scripholder is less than that applied for, the surplus application monies will be refunded to him. These amounts will be returned or refunded,

without interest or any share of revenue or other benefit arising therefrom, within fourteen (14) days after the Closing Date. In determining the amount of surplus application monies to be refunded, the aggregate amount payable for the excess Rights Shares allotted to an Entitled Scripholder will be rounded upwards to the nearest whole cent. All monies and documents to be sent to the Entitled Scripholder shall be sent BY ORDINARY POST and AT HIS OWN RISK.

6. GENERAL

6.1 No acknowledgements or receipts will be issued for any application or payment received.

6.2 **Entitled Scripholders who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor, accountant or other professional adviser.**

6.3 Upon the listing and quotation on the Main Board of the SGX-ST, any trading of Rights Shares on the SGX-ST will be via the book-entry (scripless) settlement system. All dealings in, and transactions (including transfers) of, the Rights Shares effected through the SGX-ST and/or CDP shall be in accordance with CDP's "Terms and Conditions for Operation of Securities Accounts with The Central Depository (Pte) Limited" and "Terms And Conditions for The Central Depository (Pte) Limited to Act as Depository for The Rights Shares", as the same may be amended from time to time, copies of which are available from CDP.

6.4 **Entitled Scripholders and their renouncees who wish to accept the Rights Shares provisionally allotted to them and (if applicable) apply for excess Rights Shares, and who wish to trade the Rights Shares issued to them on the SGX-ST under the book-entry (scripless) settlement system, should open and maintain Securities Accounts with CDP in their own names (if they do not already maintain such Securities Accounts) before accepting any Rights Shares or applying for any excess Rights Shares, in order for the Rights Shares and, if applicable, the excess Rights Shares to be allotted to them to their Securities Accounts. Entitled Scripholders and their renouncees who wish to accept and/or apply for the excess Rights Shares and have their Rights Shares credited into their Securities Accounts must fill in their Securities Account numbers and/or National Registration Identity Card ("NRIC")/passport numbers (for individuals) or registration numbers (for corporations) in the relevant forms comprised in the PAL. Entitled Scripholders and their renouncees who fail to fill in their Securities Account numbers and/or NRIC/passport numbers (for individuals) or registration numbers (for corporations) or who provide incorrect or invalid Securities Account numbers and/or NRIC/passport numbers (for individuals) or registration numbers (for corporations) or whose particulars provided in the forms comprised in the PAL differ from those particulars in their Securities Accounts maintained with CDP will be issued physical share certificates in their own names for the Rights Shares allotted to them and if applicable, the excess Rights Shares allotted to them. Such physical share certificates, if issued, will be forwarded to them by ordinary post at their own risk and will not be valid for delivery pursuant to trades done on the SGX-ST under the book-entry (scripless) settlement system, although they will continue to be prima facie evidence of legal title.**

6.5 If the Entitled Scripholders' addresses stated in the PAL are different from their addresses registered with CDP, they must inform CDP of their updated addresses promptly, failing which the notification letter on successful allotments will be sent to their addresses last registered with CDP.

6.6 A holder of physical share certificate(s), or an Entitled Scripholder who has not deposited his share certificate(s) with CDP but who wishes to trade on the SGX-ST, must deposit with CDP his existing share certificate(s), together with the duly executed instrument(s) of transfer in favour of CDP, and have his Securities Account credited with the number of Rights Shares or existing Shares, as the case may be, before he can effect the desired trade.

6.7 **THE FINAL TIME AND DATE FOR ACCEPTANCES AND/OR APPLICATIONS AND PAYMENT FOR THE RIGHTS SHARES AND/OR EXCESS RIGHTS SHARES IS 5.00 P.M. ON 8 JULY 2009.**

APPENDIX D – ADDITIONAL TERMS AND CONDITIONS FOR ELECTRONIC APPLICATION THROUGH ATMS OF PARTICIPATING BANKS

The procedures for Electronic Applications through ATMs of the Participating Banks are set out on the ATM screens of the relevant Participating Banks ("**Steps**"). Please read carefully the terms and conditions of this Offer Information Statement, the Steps and the terms and conditions for Electronic Applications set out below before making an Electronic Application. An ATM card issued by one Participating Bank cannot be used to accept provisional allotments of Rights Shares and (if applicable) apply for excess Rights Shares at an ATM belonging to other Participating Banks. Any Electronic Application which does not strictly conform to the instructions set out on the screens of the ATM through which the Electronic Application is made will be rejected.

Any reference to the "**Applicant**" in the terms and conditions for Electronic Applications and the Steps shall mean the Entitled Depositor or the Purchaser who accepts or (as the case may be) who applies for the Rights Shares through an ATM of a Participating Bank. An Applicant must have an existing bank account with, and be an ATM cardholder of, one of the Participating Banks before he can make an Electronic Application through an ATM of that Participating Bank. The actions that the Applicant must take at ATMs of the Participating Banks are set out on the ATM screens of the relevant Participating Banks. Upon the completion of his Electronic Application transaction, the Applicant will receive an ATM transaction slip ("**Transaction Record**"), confirming the details of his Electronic Application. The Transaction Record is for retention by the Applicant and should not be submitted with any ARE and/or ARS.

For investors who hold Shares through finance companies or Depository Agents or CPFIS Members who had bought Shares under the CPFIS-OA, acceptances of the Rights Shares and (if applicable) applications for excess Rights Shares must be done through the respective finance companies, Depository Agents or approved CPF agent banks. Such investors and CPFIS Members are advised to provide their respective finance companies, Depository Agents or approved CPF agent banks, as the case may be, with the appropriate instructions no later than the deadlines set by them in order for such intermediaries to make the relevant acceptance and (if applicable) application on their behalf by the Closing Date. Any acceptance and/or application made directly through CDP, Electronic Applications at ATMs of Participating Banks, the Share Registrar and/or the Company will be rejected.

For renouncees of Entitled Shareholders or Purchasers whose purchases are settled through finance companies or Depository Agents, acceptances of the Rights Shares represented by the provisional allotment of Rights Shares purchased must be done through the respective finance companies or Depository Agents. Such renouncees and Purchasers are advised to provide their respective finance companies or Depository Agents, as the case may be, with the appropriate instructions no later than the deadlines set by them in order for such intermediaries to make the relevant acceptances on their behalf by the Closing Date. Any acceptances of the Rights Shares made directly through CDP, Electronic Applications at ATMs of Participating Banks, the Share Registrar and/or the Company will be rejected.

An Applicant, including one who has a joint bank account with a Participating Bank, must ensure that he enters his own Securities Account number when using the ATM card issued to him in his own name. Using his own Securities Account number with an ATM card which is not issued to him in his own name will render his acceptance or (as the case may be) excess application liable to be rejected.

The Electronic Application shall be made in accordance with, and subject to, the terms and conditions of this Offer Information Statement including, but not limited to, the terms and conditions appearing below:

1. In connection with his Electronic Application for the Rights Shares, the Applicant is required to confirm statements to the following effect in the course of activating the ATM for his Electronic Application:

   (a) **that he has received a copy of this Offer Information Statement and has read, understood and agreed to all the terms and conditions of acceptance of his provisional allotment of Rights Shares and (as the case may be) application for excess Rights Shares under the Rights Issue and this Offer Information Statement**

prior to effecting the Electronic Application and agrees to be bound by the same; and

(b) **that he authorises CDP to give, provide, divulge, disclose or reveal any information pertaining to his Securities Account maintained in CDP's record, including without limitation, his name(s), his NRIC number(s) or passport number(s), Securities Account number, address(es), the number of Shares standing to the credit of his Securities Account(s), the number of Rights Shares provisionally allotted to him, his acceptance of his provisional allotment of Rights Shares and (if applicable) application for excess Rights Shares and any other information to the Company, the Joint Lead Managers and Underwriters, and any other relevant parties as CDP may deem fit for the purpose of the Rights Issue and his acceptance of the provisional allotment of Rights Shares and (if applicable) application for excess Rights Shares.**

His application will not be successfully completed and cannot be recorded as a completed transaction in the ATM unless he presses the "Enter" or "OK" or "Confirm" or "Yes" key. By doing so, the Applicant shall be treated as signifying his confirmation of each of the two statements above. In respect of statement 1(b) above, his confirmation, by pressing the "Enter" or "OK" or "Confirm" or "Yes" key, shall signify and shall be treated as his written permission, given in accordance with the relevant laws of Singapore including Section 47(2) and the Third Schedule of the Banking Act, Chapter 19 of Singapore, to the disclosure by that Participating Bank of the relevant particulars to the relevant parties.

2. An Applicant may make an Electronic Application through an ATM of any Participating Bank for the Rights Shares using cash only by authorising such Participating Bank to deduct the full amount payable from his bank account with such Participating Bank.

3. The Applicant irrevocably agrees and undertakes to subscribe for and to accept up to the aggregate of the number of Rights Shares provisionally allotted and excess Rights Shares applied for as stated on the Transaction Record or the number of Rights Shares standing to the credit of the "Free Balance" of his Securities Account as at the Closing Date. In the event that the Company decides to allot any lesser number of excess Rights Shares or not to allot any number of excess Rights Shares to the Applicant, the Applicant agrees to accept the decision as conclusive and binding.

4. If the Applicant's Electronic Application is successful, his confirmation (by his action of pressing the "Enter" or "OK" or "Confirm" or "Yes" key on the ATM) of the number of Rights Shares accepted, and (if applicable) excess Rights Shares applied for shall signify and shall be treated as his acceptance of the number of Rights Shares accepted and/or excess Rights Shares applied for that may be allotted to him.

5. In the event that the Applicant accepts the Rights Shares both by way of the ARE and/or the ARS (as the case may be) and/or by way of Electronic Application(s) through an ATM of a Participating Bank, the Company and/or CDP shall be authorised and entitled to accept the Applicant's instructions in whichever mode or a combination thereof as the Company and/or CDP may, in its absolute discretion, deem fit. In determining the number of Rights Shares which the Applicant has validly given instructions to accept, the Applicant shall be deemed to have irrevocably given instructions to accept the lesser of the number of provisionally allotted Rights Shares which are standing to the credit of the "Free Balance" of his Securities Account as at the close of the Rights Issue and the aggregate number of Rights Shares which have been accepted by the Applicant by way of the ARE and/or the ARS (as the case may be) and by Electronic Application through an ATM. The Company and/or CDP, in determining the number of Rights Shares which the Applicant has given valid instructions to accept, shall be authorised and entitled to have regard to the aggregate amount of payment received for the acceptance of Rights Shares, whether by way of Cashier's Order or Banker's Draft drawn on a bank in Singapore accompanying the ARE and/or the ARS, or by way of the acceptance through Electronic Application through an ATM of a

Participating Bank, which the Applicant has authorised or deemed to have authorised to be applied towards the payment in respect of the Applicant's acceptance.

6. If applicable, in the event that the Applicant applies for excess Rights Shares both by way of the ARE and/or by way of Electronic Application(s) through an ATM of a Participating Bank, the Company and/or CDP shall be authorised and entitled to accept the Applicant's instructions in whichever mode or a combination thereof as the Company and/or CDP may, in its absolute discretion, deem fit. In determining the number of excess Rights Shares which the Applicant has given valid instructions for the application of, the Applicant shall be deemed to have irrevocably given instructions to apply for and agreed to accept such number of excess Rights Shares not exceeding the aggregate number of excess Rights Shares for which he has applied by way of the ARE and/or by way of application through Electronic Application through an ATM of a Participating Bank. The Company and/or CDP, in determining the number of excess Rights Shares which the Applicant has given valid instructions for the application, shall be authorised and entitled to have regard to the aggregate amount of payment received for the application of the excess Rights Shares, whether by way of Cashier's Order or Banker's Draft drawn on a bank in Singapore accompanying the ARE, and/or by way of application through Electronic Application through an ATM of a Participating Bank, which the Applicant has authorised or deemed to have authorised to be applied towards the payment in respect of the Applicant's application.

7. The Applicant irrevocably requests and authorises the Company to:

   (a) register or to procure the registration of the Rights Shares and (if applicable) the excess Rights Shares allotted to the Applicant in the name of CDP for deposit into his Securities Account;

   (b) return or refund (without interest or any share of revenue or other benefit arising therefrom) the acceptance/application monies, should his Electronic Application to accept his provisional allotment of Rights Shares and (if applicable) to apply for excess Rights Shares not be accepted by the Company for any reason, by automatically crediting the Applicant's bank account with his Participating Bank with the relevant amount within 14 days after the Closing Date; and

   (c) return or refund (without interest or any share of revenue or other benefit arising therefrom) the balance of the application monies, should his Electronic Application for excess Rights Shares be accepted in part only, by automatically crediting the Applicant's bank account with his Participating Bank with the relevant amount within 14 days after the Closing Date.

8. **BY MAKING AN ELECTRONIC APPLICATION, THE APPLICANT CONFIRMS THAT HE IS NOT ACCEPTING/APPLYING FOR THE RIGHTS SHARES AS A NOMINEE OF ANY OTHER PERSON.**

9. The Applicant irrevocably agrees and acknowledges that his Electronic Application is subject to risks of electrical, electronic, technical and computer-related faults and breakdowns, fires, acts of God, mistakes, losses and theft (in each case whether or not within the control of the Company, CDP, CPF Board, the Joint Lead Managers and Underwriters, the Share Registrar and/or the Participating Banks) and any other events whatsoever beyond the control of the Company, CDP, CPF Board, the Joint Lead Managers and Underwriters, the Share Registrar and/or the Participating Banks, and if, in any such event, the Company, CDP, CPF Board, the Joint Lead Managers and Underwriters, the Share Registrar and/or the Participating Banks do not record or receive the Applicant's Electronic Application by **9.30 p.m. on 8 July 2009**, or such data or tape containing such data is lost, corrupted, destroyed or not otherwise accessible, whether wholly or partially for whatever reason, the Applicant shall be deemed not to have made an Electronic Application and the Applicant shall have no claim whatsoever against the Company, CDP, CPF Board, the Joint Lead Managers and Underwriters, the Share Registrar and/or the Participating Banks in respect of any purported acceptance thereof and (if applicable) excess application therefor, or for any compensation, loss or damages in connection therewith or in relation thereto.

10. **Electronic Applications may only be made through ATMs of the Participating Banks from Mondays to Saturdays between 7.00 a.m. to 9.30 p.m., excluding public holidays.**

11. Electronic Applications shall close at **9.30 p.m. on 8 July 2009**.

12. All particulars of the Applicant in the records of his Participating Bank at the time he makes his Electronic Application shall be deemed to be true and correct and the relevant Participating Bank and the relevant parties shall be entitled to rely on the accuracy thereof. If there has been any change in the particulars of the Applicant after the time of the making of his Electronic Application, the Applicant shall promptly notify his Participating Bank.

13. The Applicant must have sufficient funds in his bank account(s) with his Participating Bank at the time he makes his Electronic Application, failing which his Electronic Application will not be completed. Any Electronic Application made through an ATM of the Participating Banks which does not strictly conform to the instructions set out on the ATM screens of such Participating Banks will be rejected.

14. Where an Electronic Application is not accepted, it is expected that the full amount of the acceptance/application monies will be returned or refunded in Singapore dollars (without interest or any share of revenue or other benefit arising therefrom) to the Applicant by being automatically credited to the Applicant's bank account with the relevant Participating Bank within 14 days after the Closing Date. An Electronic Application may also be accepted in part, in which case the balance amount of acceptance/application monies will be refunded on the same terms.

15. In consideration of the Company arranging for the Electronic Application facility through the ATMs of the Participating Banks and agreeing to close the Rights Issue at **9.30 p.m. on 8 July 2009**, and by making and completing an Electronic Application, the Applicant agrees that:

    (a) his Electronic Application is irrevocable (whether or not, to the extent permitted by law, any supplementary document or replacement document is lodged with the Authority);

    (b) his Electronic Application, the acceptance by the Company and the contract resulting therefrom shall be governed by and construed in accordance with the laws of Singapore and he irrevocably submits to the exclusive jurisdiction of the Singapore courts;

    (c) none of the Company, CDP, CPF Board, the Joint Lead Managers and Underwriters, the Share Registrar nor the Participating Banks shall be liable for any delays, failures or inaccuracies in the recording, storage or in the transmission or delivery of data relating to his Electronic Application to the Company or CDP due to a breakdown or failure of transmission, delivery or communication facilities or any risks referred to in paragraph 9 above or to any cause beyond their respective control;

    (d) he will not be entitled to exercise any remedy of rescission for misrepresentation at any time after acceptance of the provisionally allotted Rights Shares and (if applicable) acceptance of his application for excess Rights Shares;

    (e) in respect of the Rights Shares for which his Electronic Application has been successfully completed and not rejected, acceptance of the Applicant's Electronic Application shall be constituted by written notification by or on behalf of the Company and not otherwise, notwithstanding any payment received by or on behalf of the Company; and

    (f) unless expressly provided to the contrary in this Offer Information Statement or the Electronic Application, a person who is not a party to any contracts made pursuant to this Offer Information Statement and/or the Electronic Application has no rights under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore, to enforce any term of such contracts. Notwithstanding any term contained herein, the consent of any third party is not required for any subsequent agreement by the parties thereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

16. The Applicant should ensure that his personal particulars as recorded by both CDP and the relevant Participating Banks are correct and identical, otherwise, his Electronic Application may be liable to be rejected. The Applicant should promptly inform CDP of any change in his address, failing which the notification letter on successful allotment and other correspondence will be sent to his address last registered with CDP.

17. The existence of a trust will not be recognised. Any Electronic Application by an Applicant must be made in his own name and without qualification. The Company will reject any application by any person acting as nominee.

18. In the event that the Applicant accepts the provisionally allotted Rights Shares and (if applicable) applies for excess Rights Shares, as the case may be, by way of the ARE and/or the ARS and/or by way of Electronic Application through any ATM of the Participating Banks, the provisionally allotted Rights Shares and/or excess Rights Shares will be allotted in such manner as the Company and/or CDP may, in their absolute discretion, deem fit and the surplus acceptance and (if applicable) application monies, as the case may be, will be returned or refunded, without interest or any share of revenue or other benefit arising therefrom, within 14 days after the Closing Date by any one or a combination of the following:

    (a) by means of a crossed cheque drawn on a bank in Singapore sent BY ORDINARY POST AT HIS OWN RISK to their mailing address as recorded with CDP or in such other manner as he may have agreed with CDP for the payment of any cash distributions without interest or any share of revenue or other benefit arising therefrom, if he accepts and (if applicable) applies through CDP; and

    (b) by crediting the Applicant's bank account with the relevant Participating Bank AT HIS OWN RISK if he accepts and (if applicable) applies through an ATM of that Participating Bank the receipt by such bank being a good discharge to the Company and CDP for their obligations, if any, thereunder.

19. The Applicant hereby acknowledges that, in determining the total number of Rights Shares represented by the provisional allotment of Rights Shares which he can validly accept, the Company and/or CDP are entitled, and the Applicant hereby authorises the Company and/or CDP, to take into consideration:

    (a) the total number of Rights Shares represented by the provisional allotment of Rights Shares which the Applicant has validly accepted, whether under the ARE, the ARS, and/or any other form of acceptance (including Electronic Application through an ATM) for Rights Shares and/or excess Rights Shares;

    (b) the total number of Rights Shares represented by the provisional allotment of Rights Shares standing to the credit of the "Free Balance" of the Applicant's Securities Account with CDP which is available for acceptance; and

    (c) the total number of Rights Shares represented by the provisional allotment of Rights Shares which has been disposed of by the Applicant. The Applicant hereby acknowledges that the Company's and/or CDP's determination shall be conclusive and binding on him.

20. The Applicant irrevocably requests and authorises CDP to accept instructions from the Participating Bank through whom the Electronic Application is made in respect of the provisional allotment of Rights Shares accepted by the Applicant and (if applicable) the excess Rights Shares which the Applicant has applied for.

21. Where any acceptance and/or application and/or payment does not conform strictly to the instructions set out under the Offer Information Statement, the ARE, the ARS, the PAL and/or any other application form for Rights Shares and/or excess Rights Shares, or is illegible, incomplete or incorrectly completed or is accompanied by an improperly or insufficiently drawn remittance or does not comply with the instructions for Electronic Application, or where the "Free Balance" of the Entitled Depositor's or the Purchaser's (as the case may be) Securities Account is not credited with or is credited with less than the relevant number of Rights Shares

accepted as at the last date and time for acceptance, excess application and payment for the Rights Shares, the Company and/or CDP may, at their/its absolute discretion, reject or treat as invalid any such acceptance, application, payment and/or other process of remittance at any time after receipt in such manner as they/it may deem fit.

The Company and CDP shall be entitled to process each application submitted for the acceptance of Rights Shares, and where applicable, application of excess Rights Shares in relation to the Rights Issue and the payment received in relation thereto, pursuant to such application, by an Entitled Depositor, on its own, without regard to any other application and payment that may be submitted by the same Entitled Depositor. For the avoidance of doubt, insufficient payment for an application may render the application invalid. Evidence of payment (or overpayment) in other applications shall not constitute, or be construed as, an affirmation of such invalid application of Rights Shares and (if applicable) application for excess Rights Shares.

APPENDIX E – LIST OF PARTICIPATING BANKS

PARTICIPATING BANKS FOR ELECTRONIC APPLICATIONS THROUGH AN ATM:-

DBS Bank Ltd. (including POSB)
Oversea-Chinese Banking Corporation Limited
United Overseas Bank Limited and its subsidiary, Far Eastern Bank Limited

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Important Note to QIBs: Please return a duly signed investor representation letter to the Company by mail, fax or e-mail to the Company so as to reach the Company on or before 23 June 2009, 5.00 p.m. Singapore time. Upon any subscription for Rights Shares and/or application for excess Rights Shares, please forward a copy of the signed investor representation letter to your depository agent, financial intermediary or nominee. You should note that if you do not return a duly signed investor representation letter in a timely manner, you may not be eligible to participate in the Rights Issue and will not be allowed to receive the Offer Information Statement and/or its accompanying documents.

Dated 2009

To : Neptune Orient Lines Limited ("**Company**")
456 Alexandra Road
#06-00 NOL Building
Singapore 119962
Facsimile No.: +65 6371 7690
Attention: Bernie Yu, Investor Relations

With a copy to : DBS Bank Ltd.
6 Shenton Way
DBS Building Tower One
Singapore 068809
Facsimile No.: +65 6227 9162
Attention: Kan Shik Lum

: J.P. Morgan (S.E.A.) Limited
168 Robinson Road
17th Floor Capital Tower
Singapore 068912
Facsimile No.: +65 6882 1589 / +65 6882 1563
Attention: Sherwin Loh / Ivy Yong

: Morgan Stanley Asia (Singapore) Pte.
23 Church Street
#16-01 Capital Square
Singapore 049481
Facsimile No.: +852 3748 0404 / +852 3407 9166
Attention: Selina Cheung / Min Zhao

: The Hongkong and Shanghai Banking Corporation Limited
21 Collyer Quay
#03-01 HSBC Building
Singapore 049320
Facsimile No.: +852 3409 2286 / +852 3409 2859
Attention: Roy Lam / Nicole Pua

Ladies and Gentlemen:

This letter is delivered in connection with our exercise of subscription rights to subscribe for shares (the "**Shares**") in the capital of the Company in connection with the rights issue (the "**Rights Issue**") of up to 1,105,135,048 rights Shares ("**Rights Shares**"), including the rights in nil paid form to subscribe for Rights Shares (""**nil-paid" Rights**" and, together with the Rights Shares, the "**Securities**") on the basis of three Rights Shares, for every four Shares held by or standing to the credit of our Securities Account. We hereby represent, warrant and agree as follows:

1. We are the beneficial holder of (or acting on account of shareholders beneficially holding) Shares as at the date hereof.

2. We are a "qualified institutional buyer" ("**QIB**") as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), with full power and authority to make the acknowledgements, representations, warranties and agreements contained herein, and, if we are acquiring the "nil-paid" Rights or the Rights Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a QIB, we have sole investment discretion with respect to each such account, and we have full power and authority to make the acknowledgements, representations, warranties and agreements contained herein on behalf of each owner of such account.

3. To the extent we exercise the "nil-paid" Rights and subscribe for Rights Shares, or apply for excess Rights Shares, we will acquire such "nil-paid" Rights and Rights Shares for our own account, or for the account of one or more QIB(s) as to which we have full investment discretion, in each case for investment purposes, and not with a view to any resale, distribution or other disposition (within the meaning of U.S. securities laws) of the "nil-paid" Rights or the Rights Shares.

4. Provided that we have returned and duly signed this investor representation letter in a timely manner, we understand that we will receive a copy of the offer information statement (the "**Offer Information Statement**") which the Company is issuing in connection with the Rights Issue, a copy of which will also be lodged with the Monetary Authority of Singapore and will be publicly available, and our receipt of the "nil-paid" Rights, any subscription we may make for the Rights Shares and application we may make for excess Rights Shares will be subject to and based upon all the terms, conditions, representations, warranties, acknowledgements, agreements and undertakings and other information contained in the Offer Information Statement, its accompanying documents and this letter.

5. We are aware and understand (and each account for which we are acting has been advised and understands) that an investment in the Securities involves a considerable degree of risk and that the Securities are a speculative investment, and further, that no U.S. federal or state or other agency has made any finding or determination as to the fairness of any such investment or any recommendation or endorsement of any such investment.

6. We understand (and each account for which we are acting has been advised and understands) that no action has been or will be taken to permit an offering of the Securities in any jurisdiction (other than the intended lodgment of the Offer Information Statement with the Monetary Authority of Singapore); and we will not offer, resell, pledge or otherwise transfer any of the "nil-paid" Rights or Rights Shares which we may acquire, or any beneficial interests therein, in any jurisdiction or in any circumstances in which such offer or sale is not authorised or to any person to whom it is unlawful to make such offer, sale or invitation except under circumstances that will result in compliance with any applicable laws and/or regulations.

7. Without limiting the generality of the foregoing, we are aware and understand (and each account for which we are acting has been advised and understands) that (i) the Securities have not been and will not be registered under the Securities Act or under any securities laws of any state or other jurisdiction of the United States, (ii) any offer and sale of the Securities to us is being made in reliance on an exemption from the registration requirements of the Securities Act, and (iii) the Securities are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act; and we agree, on our own behalf and on behalf of any accounts for which we are acting, that for so long as the Securities are "restricted securities", we will not offer, resell, pledge or otherwise transfer any "nil-paid" Rights or Rights Shares which we may acquire, or any beneficial interests therein, except in an offshore transaction complying with Rule 904 of Regulation S under the Securities Act.

8. To the extent we exercise the "nil-paid" Rights and subscribe for Rights Shares, or apply for excess Rights Shares, we acknowledge and agree that we are not acquiring or subscribing for the Securities as a result of any general solicitation or general advertising (as those terms are defined in Regulation D under the Securities Act). We understand and agree that although offers and sales of the Securities are being made in the United States to QIBs, such offers and sales are not being made under Rule 144A under the Securities Act.

9. To the extent we exercise the "nil-paid" Rights and subscribe for Rights Shares, or apply for excess Rights Shares, we agree not to deposit any Securities into any unrestricted depositary facility maintained by any depositary bank unless and until such time as the Securities are no longer "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.

10. Prior to making any investment decision to exercise the "nil-paid" Rights and subscribe for Rights Shares, or apply for excess Rights Shares, we (i) will have consulted with our own legal, regulatory, tax, business, investment, financial and accounting advisers in each jurisdiction in connection herewith to the extent we have deemed necessary, (ii) will have been furnished with and will have carefully read and reviewed a copy of the Offer Information Statement and its accompanying documents, (iii) will have possessed all information relating to the Company and its group of companies (the "**Group**") and the Securities which we believe is necessary or appropriate for the purpose of making our investment decision, including, without limitation, the Exchange Information (as defined below), and will have had a reasonable opportunity to ask questions of and receive answers from officers and representatives of the Company concerning the financial condition and results of operations of the Group and the purchase of the Securities, and any such questions have been answered to our satisfaction, (iv) will have reviewed all information that we believe is necessary or appropriate in connection with an investment in the Securities and (v) will have conducted our own due diligence on the Group and the Rights Issue, and will have made our own investment decisions based upon our own judgment, due diligence and advice from such advisers as we have deemed necessary and will not have relied upon any recommendation, promise, representation or warranty of or view expressed by or on behalf of the Company, the Joint Lead Managers (as defined below) or their respective affiliates (including any research reports) (other than, with respect to the Company, any information contained in the Offer Information Statement).

11. Without limiting the generality of the foregoing, we acknowledge that (i) the Shares are listed on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") and the Company is therefore required to publish certain business, financial and other information in accordance with the rules and practices of the SGX-ST (the "**Exchange Information**"), which includes, but is not limited to, a description of the nature of the Company's business and the Company's most recent balance sheet and profit and loss account, and similar statements for preceding years, and that we have reviewed such Exchange Information as we have deemed necessary or that we are able to obtain or access the Exchange Information without undue difficulty; and (ii) neither of the Company nor any of its affiliates has made any representations to us, express or implied, with respect to the Company or the Securities or the accuracy, completeness or adequacy of the Exchange Information.

12. We understand that the Exchange Information has been, and the Offer Information Statement will be, prepared in accordance with content, format and style which is either prescribed by the SGX-ST or under Singapore laws or is customary in rights offerings in Singapore, which differs from the content, format and style customary for similar offerings in the United States. In particular, (i) the Company's financial information contained in the Exchange Information and to be contained in the Offer Information Statement will be prepared in accordance with Singapore Financial Reporting Standards, and (ii) with respect to the financial information to be contained in the Offer Information Statement, such financial information is not being prepared for an offering registered with the U.S. Securities and Exchange Commission. We further understand that the Company has not made a determination as to whether it may be classified as a "passive foreign investment company" (a "**PFIC**") for the current or any future taxable year and will not provide information required for us to make a "qualified election fund" election, and that there may be certain adverse consequences to us under United States tax laws if the Company were to be a PFIC in the current or any future taxable year in which we may hold Shares. We understand that a separate determination must be made each year as to the Company's PFIC status and are seeking our own advice on this matter.

13. We acknowledge that (i) any information that we have received or will receive relating to or in connection with the Rights Issue, and the Securities, including the Offer Information Statement

and the Exchange Information (collectively, the "**Information**"), has been or will be prepared solely by the Company and (ii) that none of the Joint Lead Manager or any of their respective affiliates has verified or will verify such Information, and no recommendation, promise, representation or warranty (express or implied) is, has been or will be made or given by the Joint Lead Managers or their respective affiliates as to the accuracy, completeness or sufficiency of the Information, and nothing contained in the Information is, or shall be relied upon as, a promise, representation or warranty by any of them or their affiliates. Neither the Joint Lead Managers nor any of their affiliates are under any obligation to provide us with any amendment, update or replacement information with respect to the Information.

14. We will not hold the Joint Lead Managers or any of their respective affiliates responsible for any misstatements in or omissions to the Information or in any other written or oral information provided by the Company to us. We acknowledge that no written or oral information relating to the Rights Issue, the "nil-paid" Rights and the Rights Shares has been or will be provided by the Joint Lead Managers or any of their respective affiliates to us.

15. We are a highly sophisticated investor and have such knowledge and experience in financial, business and international investment matters as to be capable of evaluating the merits and risks of an investment in the Securities. We, or any account for which we are acting, have the financial ability to bear the economic risk of investment in the Securities, have adequate means of providing for our current and contingent needs, have no need for liquidity with respect to any investment we (or such account for which we are acting) may make in the Securities, and are able to sustain a complete loss in connection therewith and we will not look to the Company, or to the Joint Lead Managers, for all or part of any such loss or losses we may suffer. We have no reason to anticipate any change in our circumstances, financial or otherwise, which may cause or require any sale or distribution by us of all or any part of any Securities we may decide to invest in.

16. We understand and acknowledge that the Joint Lead Managers are assisting the Company in respect of the Rights Issue and that the Joint Lead Managers are acting solely for the Company and no one else in connection with the Rights Issue and, in particular, are not providing any service to us, making any recommendations to us, advising us regarding the suitability of any transactions we may enter into to subscribe or purchase any Securities nor providing advice to us in relation to the Company, the Rights Issue or the Securities. Further, to the extent permitted by law, we waive any and all claims, actions, liabilities, damages or demands we may have against the Joint Lead Managers or their affiliates arising from the Rights Issue and their engagement with the Company.

17. We have full power and authority to execute and deliver this letter, which constitutes our valid and legally binding obligation and is enforceable against us in accordance with its terms.

18. We understand that the foregoing representations and acknowledgments have been provided in connection with United States, Singapore and other securities laws. We acknowledge that DBS Bank Ltd., J.P. Morgan (S.E.A.) Limited, Morgan Stanley Asia (Singapore) Pte. and The Hongkong and Shanghai Banking Corporation Limited (collectively, the "**Joint Lead Managers**") and the Company, their respective affiliates and others (including legal counsels to each of the Company and the Joint Lead Managers) will rely upon the truth and accuracy of the foregoing acknowledgements, representations, warranties and agreements and agree that, if at any time before the closing of the Rights Issue or the issuance of the Rights Shares, any of the acknowledgements, representations, warranties and agreements made in connection with our exercise of "nil-paid" Rights and subscription for Rights Shares or application for excess Rights Shares is no longer accurate, we shall promptly notify the Company in writing.

We understand that the Company and the Joint Lead Managers and their respective affiliates are entitled to rely upon this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

We irrevocably authorise any depository agent, which includes any nominee, custodian or other financial intermediary through which we hold Shares, to provide the Company and each of the Joint Lead Managers with a copy of this letter and such information regarding our identity and holding of Shares (including

pertinent account information and details of our identity and contact information) as may be necessary or appropriate to facilitate our receipt or exercise of "nil-paid" Rights or purchase of Rights Shares.

This letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflict provisions thereof. The parties irrevocably agree to waive trial by jury in any action, proceeding, claim or counterclaim brought by or on behalf of either party related to or arising out of this letter agreement or the performance of services hereunder.

We, and each account on whose behalf we are acting, irrevocably submit to the exclusive jurisdiction of any New York State or United States federal court sitting in the Borough of Manhattan, The City of New York over any suit, action or proceeding arising out of or relating to this letter agreement. We, and each account on whose behalf we are acting, irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that we, or any account on whose behalf we are acting, have or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, such party irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

APPENDIX F – FORM OF INVESTOR REPRESENTATION LETTER

Very truly yours,

By Institution: ______________________________

Signature: ______________________________

Name:

Title:

Institution's Address: ______________________________

____

____

____

Daytime Telephone Number: ______________________________

____

If signing on behalf of another person, please indicate the capacity in which signed: ______________________________

____

____

Number of Shares held:

Name, address and contact details of the depository agent, financial intermediary or custodian through which Shares are held: ______________________________

____

____

____

____

Please note that this QIB Investor Letter does not represent an order to subscribe for or purchase Securities.

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Offer Information Statement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Offer Information Statement are fair and accurate in all material respects as at the date of this Offer Information Statement and there are no material facts the omission of which would make any statement in this Offer Information Statement misleading in any material respect. Where information has been extracted or reproduced from published or otherwise publicly available sources, the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Offer Information Statement.

Dated this 19 June 2009

For and on behalf of **Neptune Orient Lines Limited**

Cheng Wai Keung
Chairman

Dr. Friedbert Malt
Director

Ronald Dean Widdows
Director

James Connal Scotland Rankin
Director

Robert Holland Jr
Director

Christopher Lau Loke Sam
Director

Timothy Charles Harris
Director

Peter Wagner
Director

Bobby Chin Yoke Choong
Director

Simon Claude Israel
Director

Tan Pheng Hock
Director

Boon Swan Foo
Director

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